Form 6-K

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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 0-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68, 6812 AH Arnhem, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrie L.J. Noy
(Registrant)

Date	4/18/03	By:	/s/ Harrie L.J. Noy
(Signature)*
* Print the name and title of the signing officer under his signature.			Chairman Executive Board Arcadis NV

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ARCAD1S

Dear Shareholder:

On behalf of the Executive Board, I am pleased to invite you to attend the Annual General Meeting of Shareholders of ARCADIS N.V. (the “Company”), which will be held on Wednesday, May 14, 2003 at 2:00 p.m. local time, at Musis Sacrum, Velperbuitensingel 25, in Arnhem, The Netherlands.

Accompanying this letter is the Company’s Annual Report to Shareholders for the year ended December 31, 2002, and the agenda of the meeting describing the business to be transacted at the meeting. Also enclosed are the Notice of Annual General Meeting of Shareholders, the Company’s Proxy Statement and a proxy card which, together, address the proposals to be voted upon by the Company’s shareholders at the meeting. The Company’s Supervisory Board and Executive Board unanimously recommend that shareholders vote “FOR” items 1, 2, 4, 5, 6, 7 and 8, and “NO OBJECTION” as to item 3 on the proxy card.

Whether or not you plan to attend the meeting, please mark your vote and complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. Please note that if you transfer ownership of the shares you voted by proxy prior to the meeting, your votes will be disregarded as invalid under Netherlands law. Returning a proxy card as requested does not prevent you from attending the meeting. If you choose to attend the meeting, you may, of course, revoke your proxy and personally cast your votes.

Please contact either Joost Slooten in the United States at (516) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at 011-31-26-377-8245, if you have questions regarding the enclosed Annual Report, any aspect of the meeting, or voting your shares by proxy.

Sincerely yours.

/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands April 14, 2003

ARCADIS N.V.

AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 14, 2003

The Annual General Meeting of Shareholders of ARCADIS N.V. will be held at Musis Sacrum, Velperbuitensingel 25 in Arnhem, The Netherlands, on Wednesday, May 14, 2003 at 2:00 p.m. local time.

1.                                      Opening and Announcements

a.                                       Opening

b.                                      Other announcements

2.                                      Statement by the Supervisory Board for the year ended December 31, 2002

3.                                      Annual Report of the Executive Board for the year ended December 31, 2002

4.                                      Annual Financial Statements for the year ended December 31, 2002

a.                                       Dividend proposal

b.                                      Approval of the 2002 Financial Statements

5.                                      Annual discharge of the Executive Board and the Supervisory Board

6.                                      Composition of the Supervisory Board

a.                                       Opportunity to make recommendations for the appointment of one member of the Supervisory Board, and to object to the proposed appointment to the Supervisory Board

b.                                      Announcement of vacancies arising at the next annual General Meeting of Shareholders in 2004

7.                                      Approval of an amendment of the Company’s Articles of Association.

8.                                      Authorization to issue shares and rights to shares of the Company’s capital stock

a.                                       Renewal of the authorization of the Supervisory Board to issue shares and rights to shares of the Company’s capital stock

b.                                      Limitation or exclusion of preemptive rights

9.                                      Authorization to repurchase shares of the Company’s capital stock

10.                               Questions and Answers

11.                               Adjournment

Arnhem, April 14, 2003
The Executive Board
ARCADIS N.V.
PO Box 33 6800
LE Arnhem
The Netherlands

ARCADIS N.V.

AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 14, 2003

Explanatory notes to the agenda of the Annual General Meeting of Shareholders of ARCADIS N.V., to be held on Wednesday, May 14, 2003.

Agenda item 4.a: Dividend Proposal

The Executive Board, with the approval of the Supervisory Board, proposes the payment of a 2002 dividend of €0,48 per common share. The payment of the dividend conforms to the applicable statutory requirements and the Company’s policy to distribute to the shareholders between 30% and 40% of the net profit from operations, excluding amortization of goodwill and extraordinary items, as calculated in accordance with Netherlands law and regulations. A payment of €0,48 per common share corresponds to a pay-out ratio of approximately 39%.

The Supervisory Board has discussed the Company’s dividend policy with the Executive Board. Based on these discussions it has been decided not to change this policy. An important consideration is that the strategy of the Company is aimed at growth through, a.o., acquisitions. Our dividend policy aims to provide our shareholders with an appealing return on investment while at the same time providing the Company with means to finance its growth. The payment of the dividend will be in cash only.

Starting May 15, 2003, the Company’s common shares will be quoted ex-dividend. Payment of the dividend will commence on May 28, 2003,

Agenda item 5: Annual discharge of the Executive Board and the Supervisory Board

The proposed discharge relates, with respect to the Executive Board, to its management during the preceding financial year and, with respect to the Supervisory Board, to its supervision during the preceding financial year, each to the extent such management and supervision appear on the books of the Company and without prejudice to the provisions of Title 2, Articles 138 and 149 of The Netherlands Civil Code.

Agenda item 6.a: Opportunity to make recommendations for the appointment of a member of the Supervisory Board, and to object to the proposed appointment to the Supervisory Board

The Supervisory Board intends to appoint Drs. Gerrit Ybema to the Supervisory Board effective as of the close of the Annual General Meeting of Shareholders on May 14, 2003. The appointment of Mr. Ybema will fill one of the vacancies which will result from the planned retirement of Prof. Dr. Luck. M. van Leeuwen and Mr. André A. Van der Louw at the close of the annual General Meeting of Shareholders to be held in May 2004.

Mr. Ybema was most recently involved with the second cabinet of Prime Minister Kok as Secretary of State for External Trade. He has extensive expertise and experience in economic matters within government services and has an international outlook. He has initiated many diverse initiatives related to the Maatschappelijk Verantwoord Ondernemen (Socially Responsible Business). As a result of these qualities, Mr. Ybema fits very well in the profile of this vacancy.

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The General Meeting of Shareholders has the opportunity pursuant to Article 15, Paragraph 3, of the Company’s articles of association to recommend persons for appointment to the Supervisory Board to fill the referenced vacancy. In the event the General Meeting does not avail itself of its right to make recommendations, then the proposal of the Supervisory Board is to appoint Mr. Ybema to the Supervisory Board effective as of the close of the Annual General Meeting on May 14, 2003. The General Meeting is entitled pursuant to Article 15, Paragraph 3, of the Company’s articles of association to object to the proposed appointment to the Supervisory Board.

The Central Works Council has informed the Company of its support of the proposed appointment of Mr. Ybema to the Supervisory Board.

Information regarding the candidates provided pursuant to Title 2, article 142, section 3, of the Netherlands Civil Code:

Drs. Gerrit Ybema

Drs. Gerrit Ybema, age 58, has the Netherlands nationality. Mr. Ybema obtained a degree in Economics, with specialization in Internal Economic Relations, from the Rijksuniversiteit Groningen in 1977. He has held many diverse government positions. Among others, he has been employed by the city of Enschede and by the province of Friesland. At the latter, he was engaged in financial policy planning. In 1986 he became policy advisor to the College van Gedeputeerde Staten van Friesland and fraction president for D’66 in the city council of Leeuwarden. In 1989 he was elected to the Tweede Kamer of the Staten-Generaal. In 1994 he became president of the Vaste Commissie voor Financiën, From August 1998 until July 2002, Mr. Ybema was Secretary of State for Economic Affairs in the second cabinet of Prime Minister Kok, with special focus on external trade. Mr. Ybema currently serves as president of the supervisory board of Northern Gateway Hosting B.V. in Groningen, The Netherlands. Mr. Ybema holds neither shares of Common Stock nor options for Common Stock of the Company.

The Supervisory Board believes that Mr. Ybema qualifies for appointment to the Supervisory Board, that he meets the profile(1) of the Supervisory Board, and that he fits well in the current composition of the Supervisory Board.

(1)                                  The Supervisory Board has, in cooperation with the Executive Board, established a profile of the Supervisory Board which will be made available to shareholders upon their request.

Agenda item 6.b: Announcement of vacancies arising at the next following General Meeting of Shareholders

As announced during the annual General Meeting of Shareholders on May 16, 2002, Messrs. van Leeuwen and Van der Louw are scheduled to retire from the Supervisory Board at the close of the next following annual General Meeting of Shareholders in 2004 in accordance with the schedule adopted by the Supervisory Board. Mr. van Leeuwen has served on the Supervisory Board since 1991 and Mr. van der Louw since 1986. Neither Mr. van Leeuwen nor Mr. Van der Louw will be available for re-appointment to the Supervisory Board.

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Agenda item 7: Approval of an amendment of the Company’s Articles of Association

The Executive Board, with the approval of the Supervisory Board and the holder of the Priority Shares, proposes to amend the Company’s articles of association to abolish the structure regime of the Company. The Central Works Council has already issued its positive advise regarding this matter.

•                                          Generally

The Company is considered an international holding company under the current Dutch regulation of large public limited companies (“structuurvennootschappen”) because less than 50% of the total number of employees of the subsidiary companies of ARCADIS N.V. are employed in the Netherlands, and as such, qualifies for a complete exemption from the so-called structuurregime (structure regime). As a consequence, this regime is no longer mandatorily applicable and can be abolished at the Company. A more limited version of the structure regime will be implemented at ARCADIS Nederland B.V. which is the holding company of the Dutch operating companies. The reason for the proposal to abolish the structure regime at the Company lies in the fact that the limitations which result from such regime with respect to the influence of shareholders on the Company are no longer compatible with the current philosophy regarding the management of an internationally-operating and publicly-listed company like ARCADIS N.V.

Following the proposed amendment of the Company’s articles of association the structure regime will no longer apply to the Company as she will qualify as a “normal” company. This entails a number of amendments to the articles of association.

•                                          Appointment, suspension and dismissal of members of the Executive Board

The members of the Executive Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 12 will be amended conform thereto. New Paragraph 6 of Article 12 requires that the Supervisory Board prepare a nomination within 6 months from the occurrence of a vacancy on the Executive Board. The General Meeting of Shareholders may appoint an Executive Director if the Supervisory Board has not prepared a nomination (binding or non-binding) within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 12 is being amended to provide that the members of the Executive Board can be suspended by the Supervisory Board and can be dismissed by the General Meeting of Shareholders. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. This is the

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same requirement as for an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

•                                          Appointment, suspension and dismissal of members of the Supervisory Board

The members of the Supervisory Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 15 will be amended conform thereto. New Paragraph 6 of Article 15 requires that the Supervisory Board prepare a nomination within 6 months following the occurrence of a vacancy. The General Meeting of Shareholders may appoint an Supervisory Director if the Supervisory Board has not prepared a nomination within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by a similar majority of the votes cast. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 15 is being amended to provide that the members of the Supervisory Board can be suspended and dismissed by the General Meeting of Shareholders and no longer by the Supervisory Board. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. This is the same requirement as for an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

•                                          Financial Statements

Article 19 will be amended to provide that the General Meeting of Shareholders adopts the annual financial statements of the Company. The annual financial statements will be prepared by the Executive Board. The profit appropriation will be adopted by the Executive Board conform Article 27, Paragraph 8, subject to the approval of the Supervisory Board.

•                                          Authorization to effect amendment of the Company’s articles of association

The proposal also includes the granting of authorization to each member of the Executive Board, the Company secretary and each candidate-notary and notarial associate employed by the firm of De Brauw Blackstone Westbroek in Amsterdam to apply for the required ministerial declaration of non-objection and to deliver the notarial deed effecting the amendment of the Company’s articles of association.

The complete text of the proposed amendment will be available for inspection from April 14, 2003 on at the offices of the Company, Utrechtseweg 68 in Arnhem and at the ABN AMRO Service Desk, tel. 011-31-76-5799455, and will be delivered upon request.

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Pursuant to Article 28, Paragraph 1, of the Company’s articles of association, an amendment of the articles requires the affirmative vote of seventy-five percent of the shares represented at a General Meeting of Shareholders at which a quorum of seventy-five percent of the issued capital is represented. If such quorum is not achieved at the Annual Meeting of May 14, 2003, then, consistent with the requirements of Article 28, Paragraph 2, of the Company’s articles of association a subsequent meeting will be called for June 5, 2003, at 10.00 a.m. local time, at the Bellevue, Utrechtseweg 68 in Arnhem. At such subsequent meeting decisions with respect to an amendment of the Company’s articles may be validly adopted by a 75% affirmative vote regardless of the share capital represented.

Agenda item 8: Authorization to issue shares and rights to shares of the Company’s capital stock

a.                                       Pursuant to Article 4, Paragraph 1, of the Company’s articles of association, the Executive Board and the Supervisory Board propose that the General Meeting of Shareholders designate the Supervisory Board as authorized, subject to the prior approval of the holder of the Priority Shares, for a period of 18 months commencing on July 1, 2003, to:

•                                          issue shares and rights to shares of the Company’s common stock and of the Company’s cumulative financing preferred stock up to an amount equal to 15 percent of the number of shares of common stock and/or cumulative financing preferred stock issued and outstanding at the date of the resolution adopted by the Supervisory Board to do so, and

•                                          issue shares and rights to shares of the Company’s preferred stock up to a maximum amount equal to 100% of the Company’s capital stock issued and outstanding at the date of the resolution adopted by the Supervisory Board to do so.

Explanation

The current proposal conforms to the authorizations which have been granted since 1996. The goal of the proposal is to ready the company for possibilities to growth through acquisitions. To finance such acquisitions it may be desirable to issue shares at which the effects of the anticipated profit per share constitute an important criterion. It may also be necessary to issue shares to meet obligations under the Company’s option plans. To maintain the effectiveness of the issuance of cumulative preferred shares as protective instruments the extent of the authorization to issue such shares must correlate to a number corresponding to the share capital issued and outstanding at the time of the issuance of such shares.

A period of 18 months is necessary to be able to finalize negotiations on acquisitions in a careful and responsible manner.

b.                                      Pursuant to Article 6, Paragraph 6, of the Company’s articles of association, the Executive Board and the Supervisory Board propose that the General Meeting of Shareholders designate the Supervisory Board as authorized, for a period of 18 months commencing on July 1, 2003, to limit or exclude preemptive rights at the issuance of shares of the Company’s capital stock referenced under agenda item 8.a. above.

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Explanation

The Company’s policy is to permit the holders of common shares to participate as much as possible in any new issuance of common shares. Such may be through exercise of the preemptive rights during the statutory 14-day period or, to the extent statutory preemptive rights have been excluded, by granting the existing shareholder’s a preference in the allocation of the issuance. Shareholders do not have statutory preemptive rights in the event of an acquisition financed through the issuance of new shares. To the extent it is desirable in an acquisition to pay the seller with Company shares, then such issuance is limited to an amount equal to 15% of the share capital issued and outstanding at the time of the issuance. Shareholders do have statutory preemptive rights when the proceeds of a new issuance of shares are used to pay a seller in cash. To achieve the desired readiness of the Company in the event of acquisitions, the Company desires to exclude statutory preemptive rights at any issuance of new shares where the proceeds thereof are to be used to finance an acquisition provided that the 15% limitation of issued share capital is also being observed. The Executive Board and the Supervisory Board will use their respective authorizations regarding the requested designation for the issuance of shares and allocation to existing shareholders only in compliance with the limitations addressed in this explanation and exclusively for the purposes described in this explanation.

Agenda item 9: Authorization to repurchase shares of the Company’s capital stock

Pursuant to Article 7, Paragraph 1, of the Company’s articles of association, the Executive Board and the Supervisory Board propose that the General Meeting of Shareholders authorize the Executive Board, for a period of 18 months commencing on July 1, 2003, to decide to repurchase, on behalf of the Company, any and all paid-up shares of the capital stock of the Company and the shares of the Company’s cumulative financing preferred stock up to the maximum amount authorized under applicable law and the Company’s articles of association at the time of the repurchase.

Any and all paid-up shares of the capital stock of the Company may be purchased on the public markets or otherwise at a price per share which must be between its nominal value (€0.05) and an amount equal to 10% over the average market price of such shares on Euronext Amsterdam N.V. Such market price shall be determined as the average of the highest trading price per share published by the Officiele Prijscourant of Euronext Amsterdam N.V. for each of the 5 trading days immediately preceding the day of repurchase.

Shares of the Company’s financing preferred stock may be purchased at a price per share not lower than its nominal value (€0.05) and not higher than the amount paid-up as nominal value and premium (agio), increased with the amount of profit which under the Company’s articles of association would have been distributed upon redemption of such share.

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ARCADIS N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of ARCADIS N.V. (the “Company”) will be held on Wednesday, May 14, 2003 at 2:00 p.m. local time, at Musis Sacrum, Velperbuitensingel 25, in Arnhem, The Netherlands, for the following purposes:

1.                                       To approve the Company’s annual financial statements for the year ended December 31, 2002;

2.                                       To approve the discharge of the Executive Board from their management and the Supervisory Board from their supervision during the year ended December 31, 2002;

3.                                       To consider the proposed appointment of Mr. Gerrit Ybema to the Company’s Supervisory Board;

4.                                       To approve an amendment of the Company’s articles of association;

5.                                       To approve a renewal of the authorization of the Company’s Supervisory Board, for a period of 18 months commencing on July 1, 2003, to issue shares and rights to shares of the Company’s capital stock;

6.                                       To approve a renewal of the authorization of the Company’s Supervisory Board, for a period of 18 months commencing on July 1, 2003, to limit or exclude preemptive rights at the issuance of shares of the Company’s common stock and cumulative financing preferred stock;

7.                                       To authorize the Executive Board, for a period of 18 months commencing on July 1, 2003, to repurchase any and all legally repurchaseable shares of the capital stock of the Company; and

8.                                       To consider and act upon such other business as may come before the meeting and any and all adjournments thereof.

Shareholders of the Company of record at the close of business on April 4, 2003, are entitled to notice of the meeting and any adjournments thereof. Pursuant to the articles of association of the Company and Netherlands law, anyone who is a shareholder on the date of the Annual General Meeting of Shareholders is entitled to attend and vote at such meeting. Accordingly, the record date set above is a false record date and serves only as a reference date for determining which persons are to receive this notice of meeting, and not which persons are entitled to attend and vole at the Annual General Meeting of Shareholders. The Company’s transfer books will not be closed. A complete list of shareholders of record at the close of business on April 4, 2003, and on May 13, 2003, the day immediately preceding the Annual General Meeting, will be available at the Annual General Meeting, Shareholders who wish to attend the Annual General Meeting in person will be required to present proper identification and proof that they are a shareholder of the Company on the day of the meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE MARK YOUR VOTES AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED AND VOTED AT THE MEETING. IF YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE MEETING, YOUR

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VOTES WILL BE DISREGARDED AS INVALID UNDER NETHERLANDS LAW. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY, OF COURSE, REVOKE YOUR PROXY AND PERSONALLY CAST YOUR VOTE.

By Order of the Executive Board,

/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands April 14, 2003

ARCADIS N.V.

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on May 14, 2003

INTRODUCTION

This Proxy Statement is being provided by and on behalf of the Executive Board of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of The Netherlands (“ARCADIS” or the “Company”), in connection with the solicitation of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, May 14, 2003 at 2:00 p.m. local time, at Musis Sacrum, Velperbuitensingel 25 in Arnhem, The Netherlands, and at any and all adjournments or postponements thereof (the “Annual Meeting”). This Proxy Statement and the enclosed proxy card will be first mailed on or about April 14, 2003.

The Annual Meeting will be held for the following purposes: (i) to approve the Company’s financial statements for the year ended December 31, 2002; (ii) to approve the discharge of the Executive Board from their management and the Supervisory Board from their supervision during the year ended December 31, 2002; (iii) to consider the proposed appointment of Mr. Ybema to the Company’s Supervisory Board; (iv) to approve an amendment of the Company’s articles of association; (v) to approve a renewal of the authorization of the Company’s Supervisory Board, for a period of 18 months commencing on July 1, 2003, to issue shares and rights to shares of the Company’s capital stock; (vi) to approve a renewal of the authorization of the Supervisory Board, for a period of 18 months commencing on July 1, 2003, to limit or exclude preemptive rights at the issuance of shares of the Company’s common and cumulative financing preferred stock; (vii) to authorize the Executive Board, for a period of 18 months commencing on July 1, 2003, to repurchase any and all legally repurchaseable shares of the capital stock of the Company; and (viii) to consider and act upon such other business as may come before the Annual Meeting.

Shareholders Entitled to Notice and Vote

Shareholders of the Company of record at the close of business on April 4, 2003 (the “Notice Record Date”) will be entitled to notice of the Annual Meeting. Pursuant to the Company’s articles of association (the “Articles”) and Netherlands law, anyone who is a shareholder on the date of the meeting is entitled to attend and vote at a shareholders meeting. Accordingly, the Notice Record Date serves only as a reference date for determining which persons are to receive notice of the Annual Meeting, and not which persons are entitled to attend and vote at the Annual Meeting. On March 28, 2003, one week prior to the Notice Record Date, there were 20,299,506 shares of the Company’s common stock, € 0.05 nominal value each (the “Common Stock”) and 200 Priority Shares, € 0.05 nominal value each (the “Priority Shares”) issued and outstanding. On the Notice Record Date, no shares of the Company’s cumulative preferred stock, € 0.05 nominal value each (the “Preferred Stock”), and no shares of the Company’s financing cumulative preferred stock, € 0,05 nominal value each (the “Financing Preferred Stock”), were issued and outstanding (the Common Stock, the Priority Shares, the Preferred Stock and the Financing

Preferred Stock, collectively, are hereinafter referred to as the “Shares”). Notwithstanding the Notice Record Date specified above, the Company’s transfer books will not be closed and Shares may be transferred subsequent to the Notice Record Date. However, if the ownership of Shares that have been voted by proxy is transferred prior to the Annual Meeting, then the votes cast by proxy for such Shares will be disregarded as invalid under Netherlands law.

Votes and Quorum

Pursuant to the Articles, shareholders will be entitled to one vote for each Share held, and shareholders may vote in person or by proxy. The Articles do not impose a quorum of shareholders to be present and represented at the Annual Meeting. Because the shares of Common Stock are quoted on the National Market of the National Association of Securities Dealers Automated Quotation System, however, pursuant to the requirements set forth in the Bylaws of the National Association of Securities Dealers, Inc., no shareholder decision taken at the Annual Meeting will be deemed to be validly taken unless 33 1/3 percent of the outstanding shares of the Common Stock shall have been present or represented at the Annual Meeting at the time such shareholder decision was taken. The votes required for each proposal to be adopted by the Annual Meeting are set forth in the discussion of each proposal. Pursuant to the Articles, only votes cast by Shares represented and entitled to vote at the Annual Meeting determine the adoption or rejection of a proposal by the Annual Meeting and, accordingly, abstentions and broker non-votes will have no effect on the actual voting.

Proposal 4 of this Proxy Statement is a proposal to amend the Company’s Articles. Pursuant to Article 28, Paragraph 1, of the Articles, an amendment of the Articles requires the affirmative vote of seventy-five percent of the Shares represented at a General Meeting of Shareholders at which a quorum of seventy-five percent of all issued and outstanding Shares are represented. If such quorum is not achieved at the Annual Meeting of May 14, 2003, a new Special General Meeting of Shareholders will be called for June 5, 2003 (the “Subsequent Meeting”) consistent with the requirements of Article 28, Paragraph 2. At the Subsequent Meeting decisions with respect to an amendment of the Articles may be validly adopted regardless of the number of Shares represented at the Subsequent Meeting, provided such decisions are adopted by the affirmative vote of seventy-five percent of the Shares represented.

Proxies

If the enclosed proxy card (“Proxy”) is fully and properly executed, returned in time and not revoked prior to or at the Annual Meeting and the ownership of the Shares so voted has not been transferred prior to the Annual Meeting, the Shares represented thereby will be voted in accordance with the instructions indicated on such Proxy. If no Instructions are indicated on such Proxy, the Shares represented thereby will be voted (i) “FOR” the approval of the Company’s financial statements for the year ended December 31, 2002; (ii) “FOR” the approval of the discharge of the Executive Board from their management and the Supervisory Board from their supervision during the year ended December 31, 2002; (iii) “NO OBJECTION” to the proposed appointment of Mr. Ybema to the Company’s Supervisory Board; (iv) “FOR” the proposed amendment of the Company’s Articles of Association; (v) “FOR” the approval of a renewal of the authorization of the Company’s Supervisory Board, for a period of 18 months commencing on July 1, 2003, to issue shares and rights to shares of the Company’s capital stock; (vi) “FOR” the authorization of the Supervisory Board, for a period of 18 months commencing on July 1, 2003, to limit or exclude preemptive rights at the issuance of shares of the Company’s Common and Financing Preferred Stock; (vii) “FOR” the authorization of the Executive Board, for a period of 18 months commencing on July 1, 2003, to repurchase any and all legally repurchaseable shares of the capital stock of the Company; and (viii) in the judgment of the proxies as to any other matters which may come before the Annual Meeting. All persons named as proxies on the enclosed Proxy are members of the Company’s

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Executive Board. Any shareholder giving a Proxy has the right to withhold authority to vote for a particular proposal to be voted upon by so indicating in the boxes “ABSTAIN” or “WITHHOLD AUTHORITY” on the enclosed Proxy. A shareholder who has returned a Proxy may revoke it at any time prior to its exercise at the Annual Meeting by either (i) giving written notice of revocation to the Chairman of the Executive Board of the Company; (ii) properly submitting to the Company a duly executed Proxy bearing a later date; or (iii) appearing at the Annual Meeting and voting in person. Shareholders who wish to attend the Annual. Meeting in person will be required to present proper identification and proof that they are a shareholder on the day of the Annual Meeting. All written notices of revocation of a Proxy should be addressed as follows: ARCADIS N.V., Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

PROPOSAL 1

APPROVAL OF THE COMPANY’S ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

The Articles require that the books of the Company be closed annually on December 31 and that the Executive Board draw up the Company’s annual financial statements (the “Annual Financial Statements”) within five months thereafter. The Articles further require that the Annual Financial Statements be audited by the Company’s independent certified public accountants and reported upon in writing by the accountants to the Executive Board and the Supervisory Board. The Supervisory Board then adopts the Annual Financial Statements and must submit them to the Annual General Meeting of Shareholders for approval.

The Supervisory Board adopted the Company’s Annual Financial Statements for the year ended December 31, 2002 (the “2002 Financial Statements”) on March 7, 2003. A copy of the 2002 Financial Statements is included in the Company’s Annual Report accompanying this Proxy Statement.

Shareholder approval of the 2002 Financial Statements also constitutes shareholder approval of the dividend payable on the shares of the Common Stock and the Priority Shares as set forth in the 2002 Financial Statements. The Articles provide that, subject to the approval of the Supervisory Board, the Company’s Executive Board determines the portion of the Company’s profits that are to be set aside as reserves and, thus, also the profits that are to be distributed to the Company’s shareholders in the form of a dividend. The Executive Board has proposed to pay a dividend of €0.48 per issued and outstanding Share entitled to receive such dividend and the Supervisory Board approved such dividend on March 7, 2003. The Executive Board proposes to fix May 14, 2003 as the record date for payment of the dividend.

The affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting is required for the approval of the 2002 Financial Statements.

The Executive Board and the Supervisory Board unanimously recommend that shareholders vote “FOR” the approval of the 2002 Financial Statements

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PROPOSAL 2

DISCHARGE OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
FOR THE YEAR ENDED DECEMBER 31, 2002

The Articles provide that the approval of the Annual Financial Statements by the shareholders, without any reservation, constitutes a discharge of the Executive Board from their management during the preceding financial year and the Supervisory Board from their supervision during the preceding financial year to the extent such management and supervision appear on the books of the Company and without prejudice to certain statutory provisions of The Netherlands Civil Code. In compliance with the Netherlands corporate governance rules adopted by the Company, the Executive Board and the Supervisory Board request that the Annual General Meeting of Shareholders separately and explicitly approve their discharge as outlined above notwithstanding the implied discharge resulting from the approval of the 2002 Financial Statements.

The affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting is required for the approval of the discharge of the Executive Board and the Supervisory Board.

The Executive Board and the Supervisory Board unanimously recommend that shareholders vote “FOR” the approval of the discharge of the
Executive Board and the Supervisory Board

PROPOSAL 3

CONSIDERATION OF PROPOSED APPOINTMENT OF MR. GERRIT YBEMA
TO THE SUPERVISORY BOARD

The Articles provide that the Company’s Supervisory Board shall consist of not less than three individuals. The Company’s current Supervisory Board is composed of six individuals who supervise the policy of the Executive Board and the general course of business of the Company and its related business enterprises. The members of the Company’s Supervisory Board are nominated and appointed by the Supervisory Board for a period of four years. A member of the Supervisory Board must resign at the expiration of four years following his last appointment to the Supervisory Board. A resigning member may be re-appointed. Pursuant to the Articles, the General Meeting of Shareholders and the Company’s Works Council must be informed of a vacancy on the Supervisory Board and are entitled to recommend individuals to the Supervisory Board for appointment as members of the Board. After giving notice of the nomination to the General Meeting of Shareholders and the Company’s Works Council, the Supervisory Board may appoint the individual(s) it has nominated unless the shareholders, by majority vote, or the Company’s Works Council object to the appointment. Objections are limited to the grounds that either the notice provisions set forth in the Articles have not been observed, that the Supervisory Board would be improperly composed, or that a nominee is not fit to fill the position of a Supervisory Board member. If the Supervisory Board disagrees with any objection, it may petition the Enterprise Chamber of the Court of Justice in Amsterdam, The Netherlands, to set aside the objection and proceed with the intended appointment(s).

The Supervisory Board intends to appoint Drs. Gerrit Ybema to the Supervisory Board effective as of the close of the Annual General Meeting of Shareholders on May 14, 2003. The appointment of Mr. Ybema will fill one of the vacancies which will result from the planned retirement of Prof. Dr. Luck. M. van

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Leeuwen and Mr. André A. Van der Louw at the close of the annual General Meeting of Shareholders to be held in May 2004.

Mr. Ybema was most recently involved with the second cabinet of Prime Minister Kok as Secretary of State for External Trade. He has extensive expertise and experience in economic matters within government services and has an international outlook. He has initiated many diverse initiatives related to the Maatschappelijk Verantwoord Ondernemen (Socially Responsible Business). As a result of these qualities, Mr. Ybema fits very well in the profile of this vacancy.

The General Meeting of Shareholders has the opportunity pursuant to Article 15, Paragraph 3, of the Company’s articles of association to recommend persons for appointment to the Supervisory Board to fill the referenced vacancy. In the event the General Meeting does not avail itself of its right to make recommendations, then the proposal of the Supervisory Board is to appoint Mr. Ybema to the Supervisory Board effective as of the close of the Annual General Meeting on May 14, 2003. The General Meeting is entitled pursuant to Article 15, Paragraph 3, of the Company’s articles of association to object to the proposed appointment to the Supervisory Board.

The Central Works Council has informed the Company of its support of the proposed appointment of Mr. Ybema to the Supervisory Board.

Information regarding the candidates provided pursuant to Title 2, article 142, section 3, of the Netherlands Civil Code:

Drs. Gerrit Ybema

Drs. Gerrit Ybema, age 58, has the Netherlands nationality. Mr. Ybema obtained a degree in Economics, with specialization in Internal Economic Relations, from the Rijksuniversiteit Groningen in 1977. He has held many diverse government positions. Among others, he has been employed by the city of Enschede and by the province of Friesland. At the latter, he was engaged in financial policy planning. In 1986 he became policy advisor to the College van Gedeputeerde Staten van Friesland and fraction president for D’66 in the city council of Leeuwarden. In 1989 he was elected to the Tweede Kamer of the Staten-Generaal. In 1994 he became president of the Vaste Commissie voor Financiën. From August 1998 until July 2002, Mr. Ybema was Secretary of State for Economic Affairs in the second cabinet of Prime Minister Kok, with special focus on external trade. Mr. Ybema currently serves as president of the supervisory board of Northern Gateway Hosting B.V. in Groningen, The Netherlands, Mr. Ybema holds neither shares of Common Stock nor options for Common Stock of the Company.

The Supervisory Board believes that Mr. Ybema qualifies for appointment to the Supervisory Board, that he meets the profile(2) of the Supervisory Board, and that he fits well in the current composition of the Supervisory Board.

(2)                                  The Supervisory Board has, in cooperation with the Executive Board, established a profile of the Supervisory Board which will be made available to shareholders upon their request.

The affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting is required for the Annual Meeting to lodge an objection to the appointment of Mr. Ybema to the Company’s Supervisory Board.

The Executive Board and the Supervisory Board unanimously recommend that shareholders vote “NO OBJECTION” to the appointment of Mr. Ybema to the
Company’s Supervisory Board.

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PROPOSAL 4

APPROVAL OF AN AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

The Executive Board, with the approval of the Supervisory Board and the holder of the Priority Shares, proposes to amend the Articles to abolish the structure regime of the Company. The Central Works Council has already issued its positive advise regarding this matter.

Generally

The Company is considered an international holding company under the current Dutch regulation of large public limited companies (“structuurvennootchappen”) because less than 50% of the total number of employees of the subsidiary companies of ARCAD1S N.V. are employed in the Netherlands, and as such, qualifies for a complete exemption from the so-called structuurregime (structure regime). As a consequence, this regime is no longer mandatorily applicable and can be abolished at the Company. A more limited version of the structure regime will be implemented at ARCADIS Nederland B.V. which is the holding company of the Dutch operating companies. The reason for the proposal to abolish the structure regime at the Company lies in the fact that the limitations which result from such regime with respect to the influence of shareholders on the Company are no longer compatible with the current philosophy regarding the management of an internationally-operating and publicly-listed company like ARCADIS N.V.

Following the proposed amendment of the Articles the structure regime will no longer apply to the Company as she will qualify as a “normal” company. This entails a number of amendments to the Articles.

Appointment, suspension and dismissal of members of the Executive Board

The members of the Executive Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 12 will be amended conform thereto. New Paragraph 6 of Article 12 requires that the Supervisory Board prepare a nomination within 6 months from the occurrence of a vacancy on the Executive Board, The General Meeting of Shareholders may appoint an Executive Director if the Supervisory Board has not prepared a nomination (binding or non-binding) within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, then the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 12 is being amended to provide that the members of the Executive Board can be suspended by the Supervisory Board and can be dismissed by the General Meeting of Shareholders. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. This is the same requirement as for

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an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

Appointment, suspension and dismissal of members of the Supervisory Board

The members of the Supervisory Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 15 will be amended conform thereto. New Paragraph 6 of Article 15 requires that the Supervisory Board prepare a nomination within 6 months following the occurrence of a vacancy. The General Meeting of Shareholders may appoint an Supervisory Director if the Supervisory Board has not prepared a nomination within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, then the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by a similar majority of the votes cast. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 15 is being amended to provide that the members of the Supervisory Board can be suspended and dismissed by the General Meeting of Shareholders and no longer by the Supervisory Board. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. This is the same requirement as for an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

Financial Statements

Article 19 will be amended to provide that the General Meeting of Shareholders adopts the annual financial statements of the Company. The annual financial statements will be prepared by the Executive Board. The profit appropriation will be adopted by the Executive Board conform Article 27, Paragraph 8, subject to the approval of the Supervisory Board.

Authorization to effect amendment of the Company’s articles of association

The proposal also includes the granting of authorization to each member of the Executive Board, the Company secretary and each candidate-notary and notarial associate employed by the firm of De Brauw Blackstone Westbroek in Amsterdam to apply for the required ministerial declaration of non-objection and to deliver the notarial deed effecting the amendment of the Articles.

The Executive Board, with the approval of the Supervisory Board and the holder of the Priority Shares, proposes that the relevant Articles be amended substantially as set forth below. Additions are double underlined, deletions are shown as strikethrough.

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Executive Board.

Article 12.

12.1.
The company shall be managed, under the supervision of a Supervisory Board, by an Executive Board consisting of one or more members whose number shall be set by the Supervisory Board after consultation with the Executive Board.

12.2.
If the Executive Board consists of two or more members, the Supervisory Board may ~~confer upon~~appoint one of them ~~the title of~~as Chairman.

12.3.
All resolutions of the Executive Board shall be passed by an absolute majority of the votes cast; if there is a tie in voting, if the Supervisory Board has appointed a member of the Executive Board as Chairman and the Executive Board also consists of more than two members, the Chairman of the Executive Board shall decide; if no Chairman of the Executive Board is appointed and also if the Executive Board consists of no more than two members, the Supervisory Board will decide.

12.4.
The further (internal) procedure of the Executive Board can be laid down in regulations. The Executive Board can determine in regulations with which task each member of the Executive Board more particular will be responsible.
The regulations require the approval of the Supervisory Board.

12.5.
The general meeting shall appoint the members of the Executive Board. The appointment by the general meeting will be done on a binding or non-binding nomination by the Supervisory Board. A person who has attained the age of sixty years may not be appointed as a member of the Executive Board, unless the Supervisory Board explicitly decides otherwise~~. The Executive Board may nominate a candidate for appointment; such nomination shall not be binding. The Supervisory Board shall notify the general meeting of an intended appointment of a member of the Executive Board of the company.~~.

~~12.5.~~
~~The Supervisory Board may suspend and remove a member of the Executive Board at any time, with the proviso that it shall not remove a member of the Executive Board until after the general meeting has been consulted on the proposed removal.~~
~~In the event of suspension of a member of the Executive Board, the member in question shall be reinstated if within three months following the resolution to suspend that member if the Supervisory Board has not resolved to maintain the suspension, which may be done only once and for a maximum period of two months, or—with due observance of the preceding sentence—to remove the member in question.~~

12.6.
If a vacancy has arisen, the Executive Board shall invite the Supervisory Board to make a nomination within six months. The general meeting may appoint a member of the Executive Board at its discretion if the Supervisory Board has not with the period of six months acted upon the invitation.

12.7.
A nomination is binding when it has been made in due time and for each appointment a choice can be made from at least two persons. However, the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at lease a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

12.8.
If the Supervisory Board has made a non-binding nomination, the appointment of a member of the Executive Board, in contravention to the nomination, is possible provided that the resolution to appoint by the general meeting will be adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

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12.9.
The Supervisory Board may at any time suspend a Member of the Executive Board. The general meeting may at any time, such in accordance with paragraph 10 of this article, suspend or dismiss a member of the Executive Board.

12.10.
If a member of the Executive Board is suspended, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such member of the Executive Board, or to terminate or continue the suspension, failing which the suspension shall lapse.

  A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of two months commencing on the day the general meeting or the Supervisory Board has adopted the resolution to continue the suspension.

  If within the period of continued suspension it was not resolved either to dismiss the member of the Executive Board concerned or to terminate the suspension, the suspension shall lapse.

  A member of the Executive Board who has been suspended shall be given the opportunity to account for his actions at the general meeting and to be assisted by an adviser.

  The general meeting can only resolve to suspend, to continue the suspension or to dismiss a member of the Executive Board, unless at the proposal of the Supervisory Board, if such resolution is adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

12.11.
In the event one or more members of the Executive Board being absent or prevented from acting, the remaining members of the Executive Board or the only remaining member of the Executive Board shall be charged with the entire management; in the event of all the members of the Executive Board or the only member of the Executive Board being absent or prevented from acting, the Supervisory Board shall be temporarily charged with the management, without prejudice to its power to appoint one of its members as temporary manager and subject to the obligation, in the event of absence, to fill the vacancy as soon as possible.

~~12.7~~
12.12. A member of the Executive Board shall resign at the close of the annual General Meeting of Shareholders held in the financial year in which he attains the age of sixty-five years, unless the Supervisory Board explicitly decides otherwise.

Representation.

Article 14.

14.1
The authority to represent the company shall be vested in the Executive Board and in each member of the Executive Board individually.

14.2
If the company has a conflict of interest with one of the members of the Executive Board, then, contrary to the provisions of paragraph 1 above, the company shall be represented by such member of the Supervisory Board as shall be designated for that purpose by the Supervisory Board.

14.3
The Executive Board has the authority, without the prior approval of the general meeting, but subject to the approval of the Supervisory Board, to perform legal acts:
a.
in connection with the subscription for shares, as a result of which special obligations are imposed upon the company;
b.
relating to the acquisition of shares on terms other than on which the general public may participate in the company;
c.
with respect to contributions on shares other than in cash.

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14.4
The approval of the Supervisory Board shall be required for the following resolutions of the Executive Board:
a.
issue and acquisition of shares in the company and debt instruments issued by the company or of debt Instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;
b.
co-operation in the issue of depositary receipts for shares;
c.
application for a listing or withdrawal of the official listing of the securities referred to in paragraphs a and b on the official list of any exchange;
d.
entry into or termination of a continuing direct co-operation by the company or an independent company with another legal person or company or as general partner with full liability in a limited partnership or a general partnership if such co-operation or the termination thereof is of far-reaching significance for the company;
e.
acquisition of a participating interest by the company ~~or by a dependent company~~ in the capital of another company the value of which equals at least the sum of one-quarter of the issued capital and the reserves of the participating company, as shown in its balance sheet with explanatory notes as well as a far-reaching change in the size of any such participating interest;
f.
investments requiring an amount equal to at least the sum of one-fourth of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;
g.
a proposal to amend the articles;
h.
a proposal to wind up the company;
i.
application for involuntary liquidation and for a moratorium of payments;
j.
termination of the employment contract of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;
k.
a far-reaching change in the working conditions of a considerable number of employees of the company or of a dependent company;
l.
a proposal to reduce the Issued capital;
m.
a proposal for a legal merger or a legal demerger as meant in Section 2:7 Dutch Civil Code.
14.5
The lack of approval by the Supervisory Board for a resolution referred to in paragraph 4 of this article shall not affect the representative authority of the Executive Board or the members of the Executive Board.

14.6
The resolutions referred to above in paragraph 4, subparagraphs a, d, e, f, g and h, shall also require the approval of the priority.
In addition, the approval of the priority shall be required to file an application for involuntary liquidation.

Supervisory board.

Article 15.

15.1.
The supervision of the management as conducted by the Executive Board and the general course of business within the company and the enterprise connected therewith shall be exercised by a Supervisory Board consisting of natural persons; the Supervisory Board shall set the number of Its members, which must at least be three.

15.2.
The Supervisory Board shall appoint a chairman and a secretary from their number.

15.3
~~In addition, section 2:142, subsection 3, section 2:158, subsections 2 to 11 and subsection 13, and sections 2:159, 2:160, 2:161, subsections 2 and 3, and section 2:164 of the Dutch Civil Code shall be applicable to the company.~~
~~The lack of the approval by the Supervisory Board, as referred to in section 2:164, subsection 1, of the Dutch Civil Code cannot be invoked by or against any third party.~~

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~~15.4.~~
A Supervisory Directory shall resign on the day that four years have elapsed since his appointment. After his first term of office has ended a Supervisory Directory shall only twice be eligible for reappointment for a full term of four years.

~~15.5.~~
15.4. Without prejudice to the provisions of the previous paragraph, the Supervisory Board may decide that one or more of its members shall retire by rotation at such annual General Meeting of Shareholders as the Supervisory Board shall decide, in accordance with such schedule as shall be drawn up for this purpose by the Supervisory Board.
A change in such schedule may not cause a Supervisory Director in office to retire against his will before the end of term for which he was appointed.

15.5.
The general meeting shall appoint the members of the Supervisory Board. The appointment by the general meeting will be done on a binding or non-binding nomination by the Supervisory Board.

15.6.
The Supervisory Board will make a nomination within six months after a vacancy has occurred. The general meeting may appoint a member of the Supervisory Board at its discretion if the Supervisory Board has not within the period of six months made a nomination.

15.7.
A nomination is binding when it has been made is due time and for each appointment a choice can be made from at least two persons. However, the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.

15.8.
If the Supervisory Board has made a non-binding nomination, the appointment of a member of the Supervisory Board, in contravention to the nomination, is possible provided that the resolution to appoint by the general meeting will be adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.

15.9.
The general meeting may at any time, such in accordance with the provisions set out hereinafter in this article, suspend or dismiss a member of the Supervisory Board.
If a member of the Supervisory Board is suspended, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such member of the Supervisory Board, or to terminate or continue the suspension, failing which the suspension shall lapse.
A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of two months commencing on the day the general meeting has adopted the resolution to continue the suspension.
If within the period of continued suspension it was not resolved either to dismiss the member of the Supervisory Board concerned or to terminate the suspension, the suspension shall lapse.
A member of the Supervisory Board who has been suspended shall be given the opportunity to account to his actions at the general meeting and to be assisted by an adviser.
The general meeting can only resolve to suspend, to continue the suspension or to dismiss a member of the Supervisory Board, unless at the proposal of the Supervisory Board, if such resolution is adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.

15.10.
Together with a nomination for the appointment of a member of the Executive Board or of the Supervisory Board the following information shall be given in respect of the candidate: his age, his profession, the number of shares in the share capital of the company held by him and the positions he holds or held insofar as relevant to the fulfilment of the duties as a member of the Executive Board or the Supervisory Board respectively. Furthermore mention shall be made of the legal entities for which he serves as a member of the Supervisory Board whereby, in case legal entities are included which belong to the same group, it shall be sufficient to mention such group.

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  The nomination for the appointment of a member of the Executive Board or the Supervisory Board shall include the reasons.

15.11.
The general meeting shall set the fixed remuneration of the members of the Supervisory Board. Their expenses shall be reimbursed.

~~15.7.~~
15.12.The Supervisory Board may appoint one of the Supervisory Directors as Delegated Supervisory Director, who shall In particular be charged with assisting the Executive Board in its day-to-day management and rendering advice to it.
The Supervisory Board may grant the Delegated Supervisory Director a remuneration chargeable to the company in addition to the fixed remuneration referred to in paragraph ~~6~~11 of this article.

General meetings of shareholders.

Article 18.

The notice convening a meeting shall state the items of business to be considered, unless the agenda is deposited at the office of the company and at such other places ~~- including in any case a place in Amsterdam -~~ as shall be stated in the notice, for inspection by the shareholders - who may obtain copies of the agenda free of charge - and such deposit is stated in the notice; if a proposal to amend the articles or to wind up the company or a proposal to reduce the capital is to be submitted to the general meeting, this must always be stated in the convening notice. No valid resolutions may be passed in respect of matters in respect of which the provisions of the preceding sentence have not been complied with and the consideration of which has not as yet been published in the same manner with due observance of the period set for giving notice of the meeting.

Article 19.

19.1.
The annual General Meeting of Shareholders shall be held before the first of July.

19.2.
At this meeting;
a.
the written report of the Executive Board on the business of the company and the management conducted shall be considered;
b.
the annual accounts ~~adopted~~prepared by the ~~Supervisory~~Executive Board shall be submitted to the General Meeting of Shareholders for ~~approval~~adoption and the profit appropriation shall be adopted with due observance of the provisions of article 27 of these articles;
c.
the proposals to grant a discharge to the members of the Executive Board from liability for their management and a discharge to the members of the Supervisory Board from liability for their supervision shall be brought up for discussion as a separate item of business;
d.
the vacancies, if any, shall be filled;
e.
the matters brought up for discussion by the Executive Board and/or the Supervisory Board, with due observance of the provisions of the articles of association, shall be considered.

  The items of business referred to in a, b and c need not be considered if the period for preparing the annual accounts has been extended.

19.3.
Extraordinary general meetings shall be held whenever they are convened pursuant to a resolution of the Executive Board or the Supervisory Board. Further, the provisions of sections 2:110, 2:111 and 2:112 of the Dutch Civil Code are applicable to the company.

Financial Year, Annual accounts.

Article 25.

25.1
The financial year shall coincide with the calendar year.

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25.2
Each year, within five months after the end of each financial year—save where this period has been extended by the general meeting by a maximum of six months on account of special circumstances—the Executive Board shall prepare the annual accounts which will be submitted to the ~~Supervisory Board for adoption. Following adoption by the Supervisory Board the annual accounts shall be submitted to the~~ general meeting for ~~approval and simultaneously to the competent works council for discussion~~adoption.

  The annual accounts shall be accompanied by the annual report referred to in article 19, paragraph 2, subparagraph a, by the report of the company's accountant referred to article 26 and by the Information to be added referred to in section 2:392, subsection 1, of the Dutch Civil Code, however as far as the information to be added is concerned, only insofar as the provisions of that subsection apply to the company.

  The annual accounts shall be signed by all the members of the Executive Board and by all the members of the Supervisory Board: in the event of one or more of their signatures being absent, this shall be stated on the documents in question giving the reasons therefor.

25.3.
The company shall ensure that its annual accounts as prepared, the annual report and the information to be added referred to in paragraph 2, are available from the day of the notice convening the general meeting at which the same are to be considered at the office of the company and further at such other places as the Executive Board will indicate~~, including in any case a place in Amsterdam~~.

  The shareholders may inspect the aforementioned documents there and obtain a copy thereof at no cost.

  The documents referred to above in this paragraph shall be deposited for public inspection; any person may obtain a copy of these documents at no more than cost.

The complete text of the proposed amendment will be available for inspection from April 14, 2003 on at the offices of the Company, Utrechtseweg 68 in Arnhem and at the ABN AMRO Service Desk, tel. 011-31-76-5799455, and will be delivered upon request.

Pursuant to Article 28, Paragraph 1, of the Articles, an amendment of the Articles requires the affirmative vote of seventy-five percent of the Shares represented at a General Meeting of Shareholders at which a quorum of seventy-five percent of the issued share capital is represented.

If such quorum is not achieved at the Annual Meeting then, consistent with the requirements of Article 28, Paragraph 2, of the Company's Articles, a subsequent General Meeting of Shareholders will be called for June 5, 2003, at 10.00 a.m. local time, at the Bellevue, Utrechtseweg 68 in Arnhem. At such subsequent meeting decisions with respect to an amendment of the Articles may be validly adopted by a 75% affirmative vote regardless of the share capital represented.

The Executive Board and the Supervisory Board unanimously recommend that shareholders vote "FOR" the approval of the amendment of the Articles.

13

PROPOSAL 5

AUTHORIZATION OF THE SUPERVISORY BOARD FOR A PERIOD OF 18 MONTHS TO
ISSUE SHARES AND RIGHTS TO SHARES OF THE COMPANY’S CAPITAL STOCK

The Articles provide that the General Meeting of Shareholders has the exclusive, but delegable, authority to issue Shares. Shares of Common and Financing Preferred Stock may be issued only against payment in full. Shares of Preferred Stock may be issued upon receipt of 25 percent of the consideration therefor. The General Meeting of Shareholders may delegate to the Supervisory Board its authority to issue Shares for a maximum period of five years. Such delegation may be renewed for consecutive five-year periods pursuant to the Articles. The holder(s) of the Priority Shares and the holders of any class of stock whose rights may be prejudiced by the issuance of Shares must approve such issuance after the shareholders have delegated the authority to do so to the Supervisory Board. On May 16, 2002, the shareholders renewed their earlier delegation to the Supervisory Board, to issue shares and rights to shares of Preferred Stock, Common Stock and Financing Preferred Stock until December 31, 2003.

Pursuant to Article 4, Paragraph 1, of the Company’s Articles of Association, the Executive Board and the Supervisory Board propose that the General Meeting of Shareholders designate the Supervisory Board as authorized, subject to the prior approval of the holder of the Priority Shares, for a period of 18 months commencing on July 1, 2003, to (i) issue shares and rights to shares of the Company’s Common Stock and of the Company’s Financing Preferred Stock up to an amount equal to 15 percent of the number of shares of Common Stock and/or Financing Preferred Stock issued and outstanding at the date of the resolution adopted by the Supervisory Board to do so, and (ii) to issue shares and rights to shares of the Company’s Preferred Stock up to a maximum amount equal to 100% of the Company’s Shares issued and outstanding at the date of the resolution adopted by the Supervisory Board to do so.

The affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting is required to renew the authorization granted to the Supervisory Board to issue shares and rights to shares of the Company’s capital stock for a period of 18 months commencing on July 1, 2003.

The Executive Board and the Supervisory Board unanimously recommend that shareholders vote “FOR” the approval of the renewal of the authorization granted to the Company’s
Supervisory Board to issue shares and rights to shares of the Company’s capital stock for a period of 18 months commencing on July 1, 2003.

PROPOSAL 6

AUTHORIZATION OF THE SUPERVISORY BOARD TO LIMIT OR EXCLUDE
PREEMPTIVE RIGHTS AT THE ISSUANCE OF SHARES OF COMMON
STOCK AND FINANCING PREFERRED STOCK FOR A PERIOD OF
18 MONTHS UNTIL DECEMBER 31, 2004

The Articles provide that holders of shares of Common Stock and Financing Preferred Stock have a pro rata preemptive right of subscription to any issuance of shares of Common Stock or Financing Preferred Stock for cash, unless such right is limited or excluded. The holders of shares of Preferred Stock or Priority Shares do not have pre-emptive rights. Shareholders have no preemptive rights with respect to any shares of Common Stock or Financing Preferred Stock issued for consideration other than cash or issued to employees of the Company. If authorized by the General Meeting of Shareholders, the Supervisory Board has the power to limit or exclude pre-emptive rights. Authorization of the

14

Supervisory Board relating to limiting or excluding pre-emptive rights may be effective for up to five years and may be renewed. At the General Meeting of Shareholders held on May 16, 2002 the shareholders authorized the Supervisory Board to limit or exclude pre-emptive rights at the issuance of shares of Common Stock and Financing Preferred Stock for a period of 18 months commencing on July 1, 2002.

The Executive Board and the Supervisory Board propose that the General Meeting of Shareholders renew the designation of the Supervisory Board as authorized to limit or exclude shareholder pre-emptive rights for a period of 18 months, commencing on July 1, 2003 and that such authorization apply to any issuance of shares of Common Stock and Financing Preferred Stock.

If less than half of the issued and outstanding Shares entitled to vote at the Annual Meeting are represented at the Annual Meeting, the affirmative vote of the holders of two-thirds of the Shares represented and entitled to vote at the Annual Meeting is required to approve the proposed renewal of the authorization previously granted to the Supervisory Board to limit or exclude shareholder preemptive rights until December 31, 2004. If at least half of the issued and outstanding Shares entitled to vote at the Annual Meeting are represented at the Annual Meeting, then a majority of the Shares represented and entitled to vote at the Annual Meeting is required to approve the proposed renewal of the authorization granted to the Supervisory Board to limit or exclude shareholder pre-emptive rights until December 31, 2004.

The Executive Board and the Supervisory Board unanimously recommend that shareholders vote
“FOR” the approval of the renewal of the authorization granted to the Company’s Supervisory
Board to limit or exclude shareholder pre-emptive rights at the issuance of shares of Common
Stock and Financing Preferred Stock for a period of 18 months commencing on July 1, 2003.

PROPOSAL 7

AUTHORIZATION OF THE EXECUTIVE BOARD TO REPURCHASE SHARES
FOR A PERIOD OF 18 MONTHS COMMENCING ON JULY 1, 2003

The Articles provide that the Company may acquire fully paid-up shares of its own share capital if (a) the Company’s equity reduced by the amount paid for the shares so repurchased is not less than the paid-up and issued portion of the Company’s share capital increased by the reserves maintained pursuant to Netherlands law or the Articles, and (b) the nominal amount of shares in its capital acquired or held by the Company or a subsidiary company does not exceed one-tenth (l/10th) of the issued capital. The repurchase of Shares by the Company requires the approval of the Supervisory Board and the holder of the Priority Shares as well as an authorization by the General Meeting of Shareholders which is valid for a term not to exceed eighteen months. The Articles provide further that such authorization specify the number of Shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased.

Pursuant to Article 7, Paragraph 1, of the Company’s Articles of Association, the Executive Board and the Supervisory Board propose that the General Meeting of Shareholders authorize the Executive Board, for a period of 18 months commencing on July 1, 2003, to decide to repurchase, on behalf of the Company, any and all paid-up shares of the capital stock of the Company up to the maximum amount authorized under applicable law and the Articles at the time of the repurchase.

15

Any and all paid-up shares of the capital stock of the Company may be purchased on the public markets or otherwise at a price per share which must be between its nominal value (€0.05) and an amount equal to 10% over the average market price of such shares on Euronext Amsterdam N.V. Such market price shall be determined as the average of the highest trading price per share published by the Officiele Prijscourant of Euronext Amsterdam N.V. for each of the 5 trading days immediately preceding the day of repurchase.

Shares of the Company’s financing preferred stock may be purchased at a price per share not lower than its nominal value (€0.05) and not higher than the amount paid-up as nominal value and premium (agio), increased with the amount of profit which under the Articles would have been distributed upon redemption of such share.

The affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting is required for the authorization of the Executive Board to repurchase all legally repurchaseable shares of the Company’s share capital for a period of 18 months commencing on July 1, 2003.

The Executive Board and the Supervisory Board unanimously recommend that the shareholders vote “FOR” the approval of the Company’s Executive Board, for a period of 18 months commencing on July 1, 2003, to repurchase, on behalf of the Company, all legally repurchaseable shares of the Company’s share capital.

16

OTHER MATTERS

Neither the Executive Board nor the Supervisory Board knows of any other matters to be brought before the Annual Meeting. If any other matters are properly brought before the Annual Meeting, however, the persons appointed as proxies in the accompanying Proxy intend to vote the Shares represented thereby in accordance with their judgment.

Brokers, Banks and Nominees

If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a Proxy with respect to your Shares. Accordingly, please contact the person responsible for your account and give instructions for a Proxy to be signed representing your Shares,

List of Shareholders of Record

A list of shareholders of record entitled to receive notice of the Annual Meeting will be available at the offices of the Company, Utrechtseweg 68, Arnhem, The Netherlands, for inspection by the Company’s shareholders during regular business hours from April 14, 2003, to the date of the Annual Meeting, A list of shareholders of record at the close of business on May 13, 2003, the day immediately preceding the Annual Meeting, will also be available during the Annual Meeting for inspection by shareholders who are present.

Availability of Annual Report

Accompanying this Proxy Statement is a copy of the Company’s Annual Report for the year ended December 31, 2002. Shareholders who wish to receive additional copies of the Annual Report should direct their requests to: ARCADIS N.V., Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, Attention: Anja van Bergen-van Kruijsbergen; or ARCADIS N.V. c/o ARCADIS Geraghty & Miller, Inc., 88 Duryea Road, Melville, New York 11747, Attention: Joost Slooten, The Company’s Annual Report is also available on the Company’s web site at www.arcadis-global.com/Investors/calendar/index.htm.

/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands April 14, 2003

17

Annual Report 2002 Creating value by people

ARCADIS

Infrastructure, buildings, environment, communications

Theme            Creating value by people

Table of contents

Value creation is a key concept within ARCADIS. Primarily, the focus is on creating value for clients. And that value can only be realized if employees interact with clients in a knowledgeable and professional manner - where professional also means considering the effects on the surrounding environment. So that clients, as well as communities and other stakeholders who are affected by our projects, are satisfied—that they are pleased with the way in which projects are handled and by the end result. This report contains examples of projects that are typical of ARCADIS’ work - projects in which our employees seize the opportunity to prove themselves, while growing professionally. In short: creating value by people.

ARCADIS NV

Utrechtseweg 68, 6821 AH, Arnhem,

The Netherlands

Postbus 33, 6800 LE, Arnhem,

The Netherlands

Phone +31 26-3778911

Fax +31 26-4438381

Email ir@arcadis.nl

Internet www.arcadis-global.com

Chamber of Commerce Arnhem,

The Netherlands, Trade Registry no. 51284

For other company addresses see page 84

of this Annual Report.

Highlights 2002
Selected financial data
The ARCADIS share
Profile
Brief overview of Company activities
Introduction by the Chairman
Report by the Executive Board
•	Vision and strategy
• Vision
• Strategic developments
• Evaluation of the strategy
•	Results and financing
•	Developments by market segment
• Infrastructure
• Environment
• Buildings
• Communications
•	Developments by region
• Netherlands
• Other European countries
• North and South America
• Other countries
•	Human Resources Management
•	Corporate governance
• Management
• Remuneration
•	Sustainable business conduct
• Care for the human habitat
• Integrity policy
•	Outlook
Report by the Supervisory Board
Information on members of the Supervisory and Executive Boards, Staff Directors and Senior Management Committee
Financial Statements 2002
•	Consolidated balance sheet
•	Consolidated statement of income
•	Consolidated cash flow statement
•	Valuation principles
•	Notes to the consolidated financial statement
•	Notes to the consolidated balance sheet
•	Notes to the consolidated statement of income
•	Notes to the consolidated cash flow statement
•	Company balance sheet
•	Company statement of income
•	Notes to the Company balance sheet
•	Notes to the Company statement of income

Other information
Other financial data
Ten-year summary
Option and share purchase plans
Office locations
Geographical spread and organizational structure

This is a true and correct translation of the Dutch Annual Report 2002 of ARCADIS NV. If different interpretations regarding the contents arise, the Dutch version will prevail.

Safe Harbor Provision

Except for the historical information contained herein, the statements in this report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-lookingstatements involve known and unknown risks and uncertainties that maycause the Company’s actual results infuture periods to differ materially fromforecasted results. Those risks include,among others, risks associated withpossible changes in environmentallegislation, changes in investment flowsfor infrastructure, changes in theinvestment climate for buildings andtelecommunications infrastructure, andmore generally, risks related to theCompany’s ability to acquire and executeprojects. These and other risks aredescribed in ARCADIS’ filings with theSecurities and Exchange Commission(SEC) over the last 12 months, copies ofwhich are available from the SEC or maybe obtained upon request from theCompany.

Highlights 2002

Selected financial data

Highlights 2002

•                  Net income from operations increased by 7% to € 24.9 million. Per share, this equals € 1.22, also an increase of 7%. Profit growth was negatively impacted by changes in currency exchange rates. Excluding these changes, profit growth would have totaled 11%.

•                  Profit growth is mainly driven by margin improvement. The operational margin improved from 6.9% to 7.4%. This was the third consecutive year of margin improvement, consistent with ourfinancial goals.

•                  The proposed dividend totals € 0.48 (2001: € 0.44), an increase of 9%.

•                  In August 2002, the French company FC International SA (FCI) was acquired. This company, with a gross revenue of approximately € 70 million and 800 employees, is one of the top five firms in the French market for infrastructure and environment. The company is also active in the Czech Republic, offering attractive opportunities, given the future addition of this country to the European Union.

•                  Gross revenue increased by 3% to € 819 million. Growth was hampered by the decline in property valuation activities and contracting, both in the Netherlands. Excluding these non-recurringsituations, autonomous growth totaled 4%.

•                  The Company’s primary growth was generated in the infrastructure market. In this segment, activities increased almost across the board. Gross revenue increased by 11%, of which 7% was autonomous. The strongest growth took place in Belgium, Spain, Chile, and Brazil.

•                  In Brazil, a considerable contribution to growth came from three energy-related projects that were, in part, initiated by ARCADIS. In addition to participating in the capital investment for these projects, ARCADIS also completed the engineering and project management.

•                  In the environmental market, growth predominantly came from the United States. This was partially the result of the successful expansion of activities for the federal government. For the Department of Defense, two large soil remediation projects with a combined value of US$ 40 million were won on the basis of our GRiP™ approach.

•                  After a sharp decline in 2001, gross revenue stabilized in the buildings segment, mainly as a result of a number of considerable project wins in mid-2002.

•                  In the communications segment, the reorganization that was completed in 2001 in the Dutch property valuation activities yielded results. These activities contributed positively to results.

•                  With the U.K.-based firm of Aqumen, a joint venture agreement was structured into to jointly develop a position in the facility management market, commencing in the Netherlands. With this joint venture, the Company intends to capitalize on the growing trend among companies to outsource the management of their buildings and sites.

Selected financial data

amounts in millions of euros unless otherwise stated

Revenue	2002 in US$*	2002	2001	2000	1999	1998
Gross revenue	775	819	797	776	656	579
Net revenue	546	578	563	551	460	411

Operating results
Net income from operations	23.7	24.9	23.2	20.7	17.6	15.5
Operating income	40.8	42.9	38.8	35.2	27.8	27.2
Income of non-consolidated companies	0.7	0.7	0.5	0.8	1.4	0.2
Extraordinary items after taxes	—	—	2.0	—	—	(1.8)
Net income	23.5	24.7	25.1	20.7	17.6	13.7
Net income as % of shareholders’ equity	19.5%	19.8%	21.6%	20.6%	20.1%	17.5%
Dividend	10.8	9.7	8.9	7.9	6.5	5.8

Capital employed
Balance sheet total	360.6	343.8	310.0	298.8	296.3	253.1
Total long-term capital employed	181.6	173.2	166.0	149.0	119.3	110.5
Total equity	138.5	132.1	130.9	111.7	97.2	87.1
Total equity as % of balance sheet total	38.4%	38.4%	42.2%	37.4%	32.8%	34.4%
Interest coverage ratio	19.3	19.4	14.6	10.6	12.0	9.4
Debt to EBITDA ratio	0.7	0.7	0.6	0.7	1.3	1.2

Net cash provided by operating activities	43.8	45.8	49.7	49.7	23.9	24.6

Total shares outstanding at December 31 (in thousands)	20,297	20,297	20,285	20,275	19,769	19,256

Data per share of € 0.05 (in euros)
Net income from operations	1.16	1.22	1.14	1.04	0.90	0.81
Net income	1.15	1.21	1.24	1.04	0.90	0.72
Dividend	0.53	0.48	0.44	0.39	0.33	0.30
Shareholders’ equity	6.45	6.16	6.15	5.29	4.75	4.23

Personnel**
Average number of employees		8020	7619	7657	7217	6635
Number of employees at December 31		8503	7658	7742	7711	7025

* Exchange rate: Balance sheet data US$ 1.00 = € 0.95356 (December 31, 2002); Income data US$ 1.00 = € 1.14048 (1st quarter),

€ 1.08978 (2nd quarter), € 1.01667 (3rd quarter) and € 1.00070 (4th quarter); 2002 Dividend data: US$ 1.00 = € 0.90563 (March 10, 2003).

** The headcount includes the total number of employees of proportionally consolidated companies

The financial data for the year 1998 have been converted to euros against the exchange rate that was fixed on December 31, 1998 of € 1 = NLG 2.20371

The ARCADIS share

Stock exchange listings

ARCADIS shares are listed on the Euronext Amsterdam under the symbol ARCAD and on the U.S. NASDAQ Stock Market under the symbol ARCAF. On the Euronext Amterdam exchange, three liquidity providers are active in the ARCADIS share: ABN AMRO, Rabo Securities, and Fortis Bank.

Investor Relations

ARCADIS has an active investor relations policy aimed at strengthening its relationship with its shareholders. ARCADIS follows a quarterly reporting cycle for its financials and, in addition, informs the market through press releases on important developments and positioning project wins. Twice a year, ARCADIS organizes a financial analyst meeting, and every quarter a conference call - which is accessible through a live audio webcast through the ARCADIS website - is held with financial analysts. Together with several parties, ARCADIS regularly organizes meetings with retail investors in the Netherlands and Belgium. Extensive investor information is available on our website (www.arcadis-global.com). There, investors can also sign up ß to automatically receive press releases and quarterly earnings reports. In addition to meetings with retail investors, many meetings are held with institutional investors in major European markets, as well as in the United States.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders is scheduled for May 14, 2003 at 2:00 p.m. and will be held at the Musis Sacrum in Arnhem, the Netherlands. The agenda for this meeting is available upon request and can also be found on the Company’s website.

Dividend

It is recommended that the dividend over 2002 be raised to € 0.48 per share, compared to € 0.44 for 2001, an increase of 9%. Calculated with the 2002 closing price of the ARCADIS share on Euronext of € 7.94, the dividend yield is 6%. The dividend will be distributed entirely in cash. ARCADIS’ dividend policy is to recommend payment of an annual dividend ranging from 30% to 40% of net income from operations as reported under the Generally Accepted Accounting Principles in the Netherlands.

Development of outstanding shares of ARCADIS

	As per January 1	Issuance of option-related shares	Stock purchase plans	Stock- dividend	As per December 31

1995	18,572,349	46,709	13,075	—	18,633,033
1996	18,633,033	204,955	8,186	—	18,846.174
1997	18,846,174	43,090	14,094	—	18,903,358
1998	18,903,358	42,257	13,844	296,742	19,256,201
1999	19,256,201	—	17,714	495,202	19,769,117
2000	19,769,117	—	14,938	491,103	20,275,158
2001	20,275,158	—	9,283	—	20,284,441
2002	20,284,441	7,993	4,240	—	20,296,674

Share price development

Price development of the ARCADIS share during 2002 was good compared to major stock index indicators and compared to the peer group that the Company selected two years ago. On January 1, 2002, the share price was € 9.35, while the share price declined to € 7.94 at the end of the year, representing an overall decline of 15%. In 2002, the Dutch AEX index lost more than 36%, the Dow Jones index closed 17% lower, while Nasdaq declined 32%. The average share price decline in the peer group was almost 50%.

Price per share on Euronext Amsterdam NV

In €	High	Low	Close
1995	7.08	6.26	6.72
1996	10.35	6.58	9.94
1997	10.75	8.17	10.16
1998	11.53	5.90	6.67
1999	8.65	6.10	7.85
2000	9.10	7.00	8.55
2001	9.75	8.00	9.35
2002	11.19	7.94	7.94

Price per share on NASDAQ

In US$	High	Low	Close
1995	10.500	8.125	9.250
1996	12.875	8.125	12.625
1997	12.750	9.250	10.688
1998	12.375	6.500	7.750
1999	9.000	6.500	6.875
2000	8.000	6.125	7.625
2001	8.800	7.310	8.390
2002	10.350	8.000	8.380

Data per share in €

	2002	2001	2000	1999	1998
Net income before extraordinary items	1.22	1.14	1.04	0.90	0.81
Net income	1.21	1.24	1.04	0.90	0.72
Dividend	0.48	0.44	0.39	0.33	0.30
Shareholder’s equity	6.16	6.15	5.29	4.75	4.23

Trading volume develops well

The average daily volume in ARCADIS shares on Euronext has almost doubled in 2002. In December 2001, the average volume for the preceding 200 trading days was more than 7,000 shares, while in December 2002, this had increased to almost 13,000 shares. The improved liquidity was a result of our active investor relations policy.

Two large shareholders reduced their holdings in ARCADIS. The Vereniging Koninklijke Nederlandsche Heidemaatschappij (KNHM) reduced its share from more than 12% to 6%, and Fortis Utrecht NV reduced its share from more than 15% to slightly less than 10%. These shares - representing almost 10% of the total number of shares outstanding - were quickly purchased in the market, predominantly by international institutional investors.

Peer group

To benchmark its performance, ARCADIS has selected a group of peer companies. This group consists of international, public companies in the consultancy and engineering business with activities and a size comparable to ARCADIS. This peer group includes the following companies:

Grontmij NV, Euronext Amsterdam

WS Atkins plc, London Stock Exchange

Jaakko Poyry Group, Helsinki Stock Exchange

TRC Companies, Inc., New York Stock Exchange

Tetra Tech, Inc., Nasdaq Stock Market

URS Corporation, New York Stock Exchange

The share price development in the peer group compared to the share price development of ARCADIS is provided graphically below:

Ownership information

Under the Disclosure of Major Holdings in Listed Companies Act, we received the following notifications as per year-end 2002:

Stichting Lovinklaan	28.5%	(Company register)
Vereniging KNHM	6.2%	(Company register)
Fortis N.V.	9.89%	(notification 2002)
Delta Deelnemingen Fonds	5.17%	(notification 2001)

Financial calendar

May 7, 2003	First quarter results 2003
Conference call 4:00 p.m. (webcast)
May 14, 2003	Annual General Meeting of Shareholders
May 15, 2003	Ex-dividend quotation
May 28, 2003	Dividend payment date
August 12, 2003	Second quarter results 2003
Press conference (morning)
Financial analyst meeting (afternoon)
Conference call 5:00 p.m. (webcast)
November 12, 2003	Third quarter results 2003
Conference call 4:00 p.m. (webcast)

Contact information

For information about ARCADIS, please visit our website, which is available 24 hours a day. Or you may call or email Investor

Relations: Joost Slooten, phone: +31 26 377 8604; email: j.slooten@arcadis.nl Evelien Hamelink, phone: +31 26 377 8337; email:

e.a.hamelink@arcadis.nl

Shareholders’ reports

Copies of the Company’s 2002 Dutch and English language Annual Reports and the Company’s 2002 Form 20-F as filed with the Securities and Exchange Commission in the United States are available at no charge from:

ARCADIS NV

Investor Relations, P.O. Box 33, 6800 LE Arnhem, The Netherlands

Phone: +31 26 377 8355 or:

ARCADIS NV

Investor Relations, 88 Duryea Road, Melville, NY 11747, United States

Phone: +1 631 391 5262

Advisors

Investor Relations

Morgen-Walke Associates, New York, NY, United States

Rematch, Amsterdam, The Netherlands

Independent Auditors

KPMG Accountants N.V., De Meern, The Netherlands

Fiscal Counsel

KPMG Meijburg & Co, Arnhem, The Netherlands

Legal Counsel

De Brauw Blackstone Westbroek, Amsterdam, The Netherlands

Alston & Bird, Atlanta, GA, United States

Registrar and Common Stock Transfer Agent

Euronext Amsterdam: ABN AMRO Bank, Amsterdam, The Netherlands NASDAQ Stock Market: Bank of New York, New York, NY, United States

Profile

Brief overview of company activities

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond.

Our private and public sector clients call on us for a broad range of integrated services: feasibility studies, design, engineering, project management, implementation and facility management, plus related legal and financial services.

Together we generate € 850 million in annual revenues. There are 8500 of us: results-oriented people, continually investing in our skills to maximize clear value while creating viable solutions that assure your success.

Infrastructure

ARCADIS offers a broad range of services in the infrastructure market. In rail infrastruc-ture, this includes not only the design of bridges and tunnels, but also designs that ensure safety, communications, and energy supplies. ARCADIS designs roads, airports, harbors, and waterways. In the area of water management, the Company is active in designing dikes, retention ponds, and large-scale dams. In the design of bridges and tunnels - in various soils, both hard and soft - ARCADIS is a formidable player. In infrastructure for energy supply, we design small-scale energy production plants that operate on fossil and alternative fuels, and we also design hydroelectric power plants. In and around the city, ARCADIS is active in designing new industrial parks and residen-tial areas and is also involved in reconfigura-tion and restoration programs that ensure optimal use of the occasionally limited available space.

Buildings

In the buildings segment, ARCADIS designs commercial buildings such as offices, retail stores, or factories - for the automotive and pharmaceutical industries, among others. In addition, ARCADIS designs institutional buildings such as laboratories, schools and universities, museums, and prisons. Significant expertise is also available in the area of multi-functional buildings like stadiums and railway stations. Within the facility management service package, ARCADIS can completely manage companies’ facilities, so that clients may concentrate on their core activities.

Environment

ARCADIS is a world player in environmental services. The complete range of services includes consulting on environmental policy for companies and governments, conducting environmental impact assessments, and providing support in the area of environmental management, as well as on issues related to environmental legislation. ARCADIS investigates soil and groundwater contamination, develops cost-effective solutions for the remediation, and brings these remediation projects to completion. For corporations, ARCADIS provides guidance on dealing with waste streams from certain production processes and advice on the reduction of energy and water usage. Activities in the area of waste management, ecology, and nature development are also included in the environmental segment.

Communications

ARCADIS provides services in three main categories of the communications segment: telecommunications, data collection, and geographical information systems (GIS). Services in the area of telecommunications include installations for mobile phones, as well as wireline connections including fiber optics. ARCADIS arranges site selection and permits for the construction and also produces the technical designs. In data collection, ARCADIS concentrates on gathering information related to (the value of) real estate. This information is used by governments for taxation purposes. The Company also delivers geographical information systems with which clients can better manage their assets through the combining of complex datasets.

Introduction by the Chairman

Executive Board (from left to right): Harrie Noy (Chairman), Jan Zijlstra, Steve Blake, Michiel Jaski.

Given the current sluggish economy, it is pleasing to see that in 2002 ARCADIS again improved its results. Net income from operations increased by 7% to € 24.9 million or € 1.22 per share. The extent of activities, both geographically and in market segments and client categories, again proved to be a solid basis for stable profit growth. Also positive is the fact that the increase in profits is mainly the result of margin improvement. This margin improvement was achieved by reducing poorly performing businesses and consistently focusing on activities with higher margins.

In mid-2002 an important expansion of the Company took place with the acquisition of the French company FC International SA (FCI), providing ARCADIS a top five position in the French market for infrastructure and environment. Because FCI is also active in the Czech Republic, we expect to capitalize on the anticipated investments that will result from this country’s addition to the European Union. Shortly after completing the acquisition, the first synergy was achieved with the award of  projects from existing multinational clients of ARCADIS. FCI’s unique expertise in bridges and tunnels offers new opportunities in other countries in which ARCADIS is active.

The positive results can be attributed to the successful implementation of the revised strategy that, since mid-2000, is directed at strengthening profitable growth in our home markets. More than two years after its introduction, the strategy was reevaluated. The main conclusion was that ARCADIS is well on track. More internal cooperation has resulted in the collective knowledge and client contacts of the firm being better used to create new opportunities. In the infrastructure and environmental segments, together representing 80% of gross revenues, a good level of autonomous growth was achieved. In three years, we were able to improve the margin from 6.5% to 7.4%. Combined with lower working capital, this has resulted in an improvement of the return on invested capital. Net income from operations per share is also at a higher level.

For the coming period, the main challenge for ARCADIS remains the realization of autonomous growth. Of course, this depends on market conditions, but in the longer term, the outlook in the markets in which we are active is favorable. Demand for infrastructure and for the creation of sustainable solutions for improvements to the living and working environment is only increasing. Important trends like globalization, privatization, and outsourcing are enhancing ARCADIS’ chances. In the short term, market conditions are less favorable.

The economic and political insecurity is causing companies and governments to show restraint in their investments. This makes it even more important to target our initiatives on realistic opportunities for growth.  The strategy will be continued, with the addition of a number of new initiatives, to achieve our goal of profitable growth. More attention to our clients’ needs by expanding account management and enhancing focus on the development of new products and services for specific growth markets are key elements. Our strong local positions in strategic home markets in Europe and North and South America, combined with the breadth and depth of our knowledge and experience, provide ARCADIS the unique opportunity to offer our clients exceptional service.

Expansion of the Company through acquisitions remains a priority, and our healthy balance sheet provides the means to grow the Company through acquisitions. Our goal is to add activities that can further enhance the Company’s positions in our home markets. Our international spread, our experience in dealing with multiple cultures and our expert knowledge in a number of areas make us an attractive partner for companies that want to belong to an international platform.

As a result of a variety of developments, integrity received a lot of attention in 2002. In the United States this was caused by dubious accounting practices, and in the Netherlands by discussions about tendering procedure in the contracting business. The annual meeting of FIDIC, the international trade association of the consultancy and engineering industry, was also based on this theme. To provide clarity on how we want to deal with our core value of integrity, it was decided to introduce an integrity code. From early 2003 onward the ‘ARCADIS General Business Principles’ became effective globally. The code serves as a guideline for the conduct of individual employees, as well as for overall company activities. Respect for laws and regulations, professional integrity, and transparency are some of the important issues covered by the code.

The successful realization of our goals is determined by our employees. Their entrepreneurial spirit, flexibility, and results-oriented focus are crucial in creating value for clients. This report contains examples of the way in which value is created; value created by people. We are committed to creating a working environment that is inspiring for employees and provides opportunities for initiative. Cooperation in teams, while making optimal use of the tools offered by ARCADIS as an international firm, offers added value for clients, is satisfying for employees, and yields the right results for the Company.

In the past year, many employees have gone the extra mile to achieve our goals under deteriorating market conditions. The fact that the Company was able to improve its results under these conditions is a great compliment to all who, in one way or another, have contributed to this achievement. Therefore, we would like to thank our employees for their enthusiasm and the dedication with which they have contributed to the success of ARCADIS.

On behalf of the Executive Board

Harrie Noy, Chairman

Report by the Executive Board Vision and strategy

Provide integrated solutions based on solid professionalism and sound project management skills

Vision

ARCADIS intends to be a top tier international company that provides consulting and related services for the improvement of the living and working environment. From home market positions in Europe and North and South America, we are focused on four market segments: infrastructure, environment, buildings, and communications. To stimulate synergy between operating companies and to make optimal use of our collective knowledge and client relationships, we have adopted the one firm-concept. This strengthens cohesion within the firm, while respecting cultural differences. ARCADIS’ core competencies are the ability to understand the challenges our clients face (part of a bigger picture) and the ability to provide integrated solutions based on solid professionalism combined with sound project management skills. Our employees are the keepers of these core competencies. A solid understanding of client needs, as well as the business environment in which these clients operate, forms the basis for the high-quality services we provide. By combining this understanding with our collective worldwide knowledge and our experience in project management, ARCADIS can provide unique solutions that bring value to our clients. In effect, ARCADIS ‘lives’ by the knowledge and experience of its people and the professional way in which these are applied. That is why investing in employee development and promoting growth opportunities are important tenets of our company policy. Together with creating value for clients, investing in our employees forms the basis for profitable growth. In turn, growth yields shareholder value, encouraging shareholders to continue investing in the further growth of the company. This ensures continuity and is in the interest of all stakeholders.

Strategic developments

In mid-2000, ARCADIS revised its strategy after years of international expansion. The primary goal of the revised strategy is to increase profitable growth in the markets in which ARCADIS is already active by focusing on value creation. To reach this goal, four strategic cornerstones were selected; progress was realized in implementing these four tenets in 2002

• Autonomous earnings growth in the existing core business

• Strong growth in selected market segments

• Broadening service offerings to industrial clients

• Acquisitions to strengthen strategic growth

Autonomous earnings growth in existing core businesses

Autonomous growth 2%

Autonomous growth in the Company’s core business activities in 2002 totaled 2%. This figure was negatively impacted by the decline in the Netherlands of the property valuation activities for tax purposes and the decline in contracting activities. Excluding these non-recurring effects, autonomous growth was 4%. Although year-end growth was clearly below the target of 6.5%, it was still satisfactory given market conditions. The infrastructure activities, generating more than 50% of revenues, achieved an autonomous growth of 7%.

Growth through synergy

A key part of the strategy focuses on improving the use of our collective knowledge worldwide and strengthening our client relations to generate growth. This synergy now yields a considerable contribution to overall growth. After earlier successes in Chile, rail expertise from the Netherlands is now used to gain involvement in projects in the United States, as well as in several European countries. Applying remediation technology developed in the United States has strengthened the Company’s position in the European environmental market. Dutch experience in water management was instrumental in creating involvement in the consultancy that provided expertise in the aftermath of the floods in Germany and the Czech Republic. Numerous other examples exist of synergy between countries, as well as within geographical markets.

Margin improvement successful

The strong emphasis placed on margin improvement in the past few years has been successful. In 2000 and 2001, respectively, margin improved to 6.4% and 6.9% respectively; while in 2002, it increased to 7.4%. This is very positive, particularly given market conditions. This result was achieved by continuously concentrating on activities with higher margins, while at the same time reducing or selling activities that yielded unacceptable margins. In addition, cost reductions were achieved through organizational integrations. Outsourcing routine tasks to countries with competent educational levels, but considerably lower labor costs, also contributed to margin improvement.

Strong growth in specific market segments

In 2002 two segments were selected as growth markets: infrastructure and telecommunications. With an autonomous growth rate of 10% in 2001 and 7% in 2002, the infrastructure market met expectations. However, developments in the telecommunications market were disappointing given the high expectations for growth in mid-2000. Instead, this business sector declined considerably. This can be attributed entirely to the severe downturn in the telecom markets and the resultant decrease in investment budgets. Meanwhile, Company resources in this segment have been adjusted to meet market demands, and it currently represents a small portion of our total revenues. Despite these developments, the Company has built a strong reputation in this market, both in wireless and wireline applications. When this market improves, ARCADIS is positioned to capitalize on the increased demands.

Expansion of services to industry

ARCADIS serves a broad range of industrial clients. Offering expanded services to this client base can increase autonomous growth. In 2002, the Multi National Clients (MNC) program focused on broadening the number of services offered to industrial clients. To serve clients in several countries, the MNC uses an account management system. All operating companies have goals to increase the revenues derived from their prime industrial clients. In the Netherlands, a facility management program was initiated. In the United States, services were expanded to include a facility compliance practice, whereby health and safety functions are evaluated to assure compliance and improve overall operational efficiency of the business. On clients’ request, ARCADIS also undertakes total facility compliance management.

Acquisitions

After focusing on autonomous profit growth in 2000 and 2001, acquisitions were reemphasized on the management calendar in 2002.

Expansion in France

In mid-2002, FCI was acquired. This French company, with 800 employees and annual gross revenue of € 70 million, is predominantly active in the infrastructure and environmental markets. This top-five French company derives 70% of its revenue from France, where it operates under the brand names EEG Simecsol (infrastructure) and Gester (environment). With 10% of its revenue generated in the Czech Republic, FCI also benefits from investments related to future admission to the European Union. Remaining revenue is generated in the Middle and Far East. FCI’s expertise is in the area of tunnels, bridges, and viaducts; this expertise can be applied throughout the ARCADIS network. ARCADIS paid € 12 million for this acquisition, of which € 5.8 million was goodwill. FCI’s operating income in 2001 totaled € 2.7 million.

Niche acquisition in Spain

In the 2002 second quarter, the Spanish company Casta (gross revenues € 4 million) was acquired through Grupo EP, in which ARCADIS holds a 50% share. Casta specializes in managing housing and related services for senior citizens, capitalizing on the strong growth in Spain for services to seniors.

Small divestitures

ARCADIS actively manages its portfolio of services, which means it also divests activities that lack strategic fit or profitability. This led to the sale of composting activities in the Netherlands in mid-2001. In 2002, a non-profitable communications group in Spain was divested, as was a small environmental group in the United States.

Report by the Executive Board Vision and strategy

ARCADIS is well on track and the strategic outlines are maintained

Assessment of financial goals

The introduction of the revised strategy in mid-2000 marked the establishment of new financial goals. In addition to margin improvement and autonomous growth, growth in earnings per share is an important goal. On average a growth of 15% per year is targeted, of which 10% is autonomous. The actual autonomous growth in earnings per share in 2001 totaled 10% and in 2002 totaled 7%, well in line with the targets. After focusing mainly on margin improvement in 2001, acquisitions contributed 4% to the growth in earnings per share in 2002.

Evaluation of the strategy

More than two years after the introduction of the revised strategy, it was reevaluated in fall 2002. The reevaluation indicated that the Company is on track, and the principles of the strategy are sound. The greatest challenge remains strengthening autonomous growth, and toward this end, ARCADIS is developing new growth initiatives.

Market trends offer many opportunities

Of course we first looked at external market conditions when we started our strategy evaluation. Market conditions offer good opportunities for the development of ARCADIS in the medium term. Globalization of industry, for example, continues, which is good for services providers like us with activities in multiple countries. Increases in mobility demand continued investments in infrastructure. Sustainability is becoming a global theme, and ARCADIS has a complete range of services to assist companies in this field. The expansion of the European Union will also be positive due to the needed investments in infrastructure in the new member states and the growing demand in environmental services due to the implementation of European legislation. Outsourcing of non-core activities is a trend in the private sector that offers opportunities for ARCADIS. The increasing demand for risk sharing offers chances in the market for public-private partnerships and the development of projects on the basis of government concessions. In addition, the consolidation in our own business segment is continuing, and ARCADIS can play an active part in this development by way of acquisitions.

Strategic cornerstones adjusted

In light of these new initiatives, the strategic cornerstones have been adjusted slightly.

1. Autonomous growth in the existing core business

Our efforts will be focused on our markets and our clients. By concentrating our efforts on select clients, we can increase our market share. This can be further enhanced by strengthening our account management program and effectively using our collective knowledge and global client relationships. This means using specialized expertise to win new clients or market share with existing clients, as well as using relationships with multinational clients. In an effort to expand the use of specialized expertise, a program is underway to expand services in the rail infrastructure market. ARCADIS already possesses unique expertise in this area, particularly in rail-related security, communications, energy, and signaling.

2. Development of new products and services

An essential part of autonomous growth should come from new products and services. First, this involves using existing competencies to capitalize on new growth areas. Good examples of these initiatives are the wind energy projects in Germany, traffic management systems in the Netherlands and new water management methods for river deltas. Secondly, new competencies must be developed to become active in future growth markets. To this end, we decided to focus on:

• Facility management: ARCADIS intends to capitalize on the visible trend among companies to outsource their non-core activities. This includes the management of buildings and industrial complexes. To quickly gain ground in this growth market, a joint venture with U.K.-based Aqumen was structured at the end of 2002. In this joint venture, ARCADIS supplies the client contacts, while Aqumen brings their extensive experience in this field and their proprietary management and business systems. The joint venture is designed to manage non-core business activities using long-term contracts.

• Increased involvement in Design, Build, Finance and Operate (DBFO) contracts: These contracts involve obligations beyond the usual task of delivering a certain number of services or a specific result. These contracts include the delivery of a total product (Design and Build), possibly the financial arrangements (Finance), and the operation of the business for a certain period (Operate). Now that financial investments in infrastructure are becoming scarce, projects involving these elements are becoming more common in the marketplace. To bundle experience and mitigate risks, a group of experts has been assembled at the corporate level to work with the operating companies in developing initiatives in this area.

3. Margin improvement

Despite healthy progress in margin improvement in recent years, we are stilll focusing effort on further improvements. We will continue our ongoing efforts in portfolio management, with an emphasis on the more profitable sectors. We will also focus on improvements in productivity at all levels in the organization, among other things by reductions in overhead.

4. Acquisitions

Acquisitions remain an important cornerstone in our strategy and are aimed at strengthening our portfolio while expanding our home market positions in Europe and North and South America. Expansion in North America is still an important priority, not only in infrastructure, but also in services for industrial clients. Expansion of our limited position in the United Kingdom and in Eastern Europe is considered. The admission of Eastern European nations to the European Union will involve considerable investments in the fields of infrastructure and environment, offering positive opportunities for ARCADIS. Poland and the Czech Republic, where the Company already is positioned, are focus areas for expansion.

The financial criteria include:

• Positive contribution to earnings per share

• A margin preferably at the level of ARCADIS’ goals

• A return on investment (IRR) of 15% or more.

Adjustment of financial goals

In light of the current economic conditions, the Company’s financial goals were also reviewed. This resulted in the following adjusted goals for the medium term:

• Gross revenue: average annual growth of 10% or more, half of which will come from autonomous growth

• Operational margin: 8% (operating income as a percentage of net revenue)

• Earnings per share: average annual growth of 10% or more

• Return on invested capital: 15% or more.

The latter goal is new and is related to acquisitions. These goals exclude the effects of goodwill amortization and currency exchange rates, while growth levels depend on the speed with which acquisitions are completed.

Report by the Executive Board Results and financing

Profit growth is mainly attributable to margin improvement

Net income from operations increases 7%

Despite worsened economic conditions, ARCADIS improved profitability in 2002. Net income from operations rose 7% to

€ 24.9 million (2001: € 23.2 million). Per share, this totals € 1.22 (2001: € 1.14), also an increase of 7%. Profit growth is mainly attributable to margin improvement. In addition, the acquisition in mid-2002 of French FCI, contributed to profit growth as of the third quarter. The declines in the exchange rates of U.S., Brazilian, and Chilean currencies against the euro negatively affected profits. Excluding these exchange rate declines, profit growth would have totaled 11%. Net income (after amortization of goodwill and extraordinary items) totaled € 24.7 million, or € 1.21 per share, against € 25.1 million, or € 1.24 per share in 2001. Net income in 2001 included an extraordinary gain of € 2 million derived from the sale of a non-consolidated company. As of 2001, paid goodwill is capitalized and amortized over the economic lifetime of the asset involved. The effect of this approach on results has been limited to date (2002: € 0.2 million, 2001: € 0.1 million).

Dividend proposal € 0.48 per share

Management proposes to raise the dividend to € 0.48 per share, compared to € 0.44 per share in 2001. This is an increase of 9%. The dividend will be paid out in cash. Calculated at the 2002 closing price of ARCADIS shares on Euronext of € 7.94, the dividend yield is 6%.

Gross revenue increases 3%

Gross revenue in 2002 increased by 3% to € 819 million (2001: € 797 million). Acquisitions contributed 4% to growth, while exchange rate declines exerted a negative effect of 3%. Autonomous growth was 2%, with the Company’s activities in Belgium, Spain, and South America demonstrating particularly strong growth. The Dutch consulting activities, specifically in rail infrastructure, also contributed to growth. Revenues in the United States declined slightly, as growth in the infrastructure and environmental segments flattened before being able to compensate for the declines in the buildings and telecom markets.

Geographical distribution changes

Acquisitions and currency exchange rate developments produced a considerable shift in the geographical distribution of revenue in 2002. Revenue contribution from North and South America declined to 36% (2001: 39%). Another 36% of revenues were generated in the Netherlands (2001: 38%). The largest increase was in other European countries, which now represent 22% of revenue (2001: 18%), while 6% of revenue came from other countries (2001: 5%).

Net revenue 3% higher

ARCADIS’ net revenue, increased 3% to € 578 million (2001: € 563 million). Developments in net revenue were comparable to developments in gross revenue.

Strong growth in operating income

With an increase of 11%, operating income grew very favorably. Operating income totaled € 42.9 million against € 38.8 million in 2001. This was mainly the result of a substantial improvement in the operational margin, which increased from 6.9% to 7.4%. Acquisitions also contributed to the increase in operating income. However, the negative effects from the declines in exchange rates largely offset these increases. Excluding these currency fluctuations, operating income increased by 16%. Except for the Netherlands, all regions, particularly other European countries and South America, contributed to the improvement.

Depreciation stable, financing expenses lower

Depreciation rose slightly totaling € 15.9 million. A decline resulting from the divestiture in mid-2001 of our composting activities was offset by an increase related to the acquisition of FCI in France. Despite this acquisition, financing expenses decreased from € 2.7 million in 2001 to € 2.2 million in 2002. This was mainly the result of efforts to reduce the need for working capital.

Tax rate slightly higher

The tax rate was 35.4% and slightly higher than in 2001. The higher rate is attributable to a decreased use of tax loss carry forwards, while in 2001 operational income included a non-taxable gain.

Gain in contribution from non-consolidated companies; minority interest higher

Contributions from non-consolidated companies rose from € 0.5 million to € 0.7 million. The increase was primarily the result of a dividend related to an earlier sale of the participation in the Holland Environmental Venture Fund. Minority interest - the part of the profits that flows back to the co-owners of units which are not 100% owned by ARCADIS - rose sharply, primarily the result of strong earnings growth in Brazil, where ARCADIS has 50% plus one share in the local operating company.

Number of outstanding shares almost unchanged

The number of outstanding shares was almost unchanged at 20.3 million. Beginning in 2001, shareholders were no longer given the choice for stock dividends, and as a result, no further dilution of earnings per share took place. For an overview of outstanding options, please refer to 82.

Balance sheet ratios remained strong and cash flow was at a good level

Strong balance sheet offers room for growth

The balance sheet total increased from € 310 million at year-end 2001 to € 344 million at year-end 2002. The acquisition of FCI and the exchange rate declines in North and South America were the main factors impacting the balance sheet. Under the line item ‘Intangible Fixed Assets’, an amount of € 8.3 million in goodwill was activated on December 31, 2002. This represents an increase of € 6.7 million compared to the prior year. Of this increase, € 5.8 million was related to the acquisition of FCI. The increases in material and financial assets are also related to this acquisition. Cash and cash equivalents increased by € 9.6 million as a result of improved working capital management. As a percentage of gross revenue, working capital rose slightly from 16.0% in 2001 to 16.6% in 2002. Because other short-term debt rose, cash flow from total working capital remained at € 4.6 million.

At year-end 2002, € 137 million was available in short-term credit facilities. On the December 31, 2002 balance sheet, € 15 million of these facilities were in use. In addition, banks have pledged guarantees related to projects for a total of € 29 million. At yearend 2002, ARCADIS’ long-term debt totaled € 28 million.

On balance, shareholders’ equity remained unchanged at € 125.0 million. Of the 2002 net income, € 9.7 million was appropriated for dividend payment, while € 15.0 million was added to shareholders’ equity. This was offset by exchange rate declines valued at € 11.8 million and a write-off of € 3.2 million related to the temporary purchase of Company shares to cover the obligations in option plans.

Balance sheet ratios remained strong. At year-end 2002, solvency was 38.4%, which is slightly lower than the 42.2% at year-end 2001, the result of currency exchange rate declines and, to a lesser extent, the acquisition of FCI. The debt to equity ratio was 0.2 at year-end 2002, while debt to EBITDA was 0.7. The return on average capital invested (shareholders’ equity plus interest-bearing debt) was 16.5%.

Cash flow remains strong

Cash flow, defined as net income plus depreciation, rose from € 40.6 million in 2001 to € 40.8 million in 2002. Because of a decline in working capital, particularly in the last quarter of the year, the cash flow from operating activities (including changes in working capital and comparable items) was € 46 million. As a result, net cash (subtracting all interest-bearing debt) at year-end 2002 was € 10 million.

Capital expenditures higher through acquisitions

Capital expenditures for (in)tangible fixed assets (excluding goodwill effects from acquisitions) declined € 1.1 million to € 14.2 million. This decline was predominantly the result of the sale in the 2001 second half of the capital-intensive composting business. Capital expenditures were mainly related to communications and computer equipment. In 2002, an additional € 16.3 million (2001: € 7.1 million) was invested in the acquisition of consolidated and non-consolidated companies and in other financial fixed assets. The primary acquisition was FCI, for which ARCADIS paid € 12 million.

This segment includes all ARCADIS activities that are focused on designing physical living environments. This comprises planning areas for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways. Infrastructure development for the energy sector, as well as the water management sector, is also a component of this segment. This segment’s share of total revenues increased to 51 percent. In 2001, this was 47 percent.

In 2002, infrastructure was again the most significant growth market for ARCADIS

Most significant growth market

With an 11% growth in 2002, infrastructure was again the most significant growth segment for ARCADIS, aided by the acquisition of FCI. Autonomous growth totaled 7%. In the second half of the year, autonomous growth softened, predominantly as a result of the decline in Dutch contracting activities. Excluding this effect, growth totaled 14%, of which 10% was autonomous. In the United States, investment budgets of individual states came under pressure, resulting in a slight autonomous decline in the fourth quarter. Full-year revenues in both the United States and the Dutch consulting activities contributed to growth. However, the principal growth came from Belgium, Spain, and South America.

Rail infrastructure provides sound base

ARCADIS’ excellent position in rail infrastructure yielded considerable work. The volume of major rail projects in the Netherlands, such as the high-speed railway line from Amsterdam to Paris and the freight rail line to Germany, declined because these projects are nearing completion. However, new rail projects such as the Hanzeline railway have compensated for the nearly completed projects. ARCADIS’ plan for the Hanzeline between the Dutch towns of Lelystad and Zwolle includes producing an integrated trajectory design and an environmental impact assessment, as well as preparing legally required documentation for decision making purposes.

Cross-border development

Outside the Netherlands, ARCADIS is also becoming more active in rail infrastructure projects. The comparative cross-border study of the technical and financial feasibility of a freight railway connection between the Dutch city of Rotterdam and Belgium is one example. A decision regarding this investment is expected in 2003. In Belgium, ARCADIS studied railway safety conditions. In Germany, the Company evaluated the hydrogeological conditions in the area between the towns of Ebensfeld and Erfurt, where the German national railroad company Deutsche Bahn plans to construct a new railroad. In Spain, ARCADIS worked on a number of important rail infrastructure projects in the high-speed rail line network that has expanded rapidly with the assistance of European subsidies. One

The Beltway around the Belgian city of Antwerp is fast becoming clogged. If no changes are made to the current infrastructure, traffic chaos can be expected in approximately 10 years. With this knowledge in the back of their minds, ARCADIS employees are working on a mega project for the Flemish government in the Antwerp region. The goal is to improve the living and working environment, thereby improving the attractiveness of the city of Antwerp. This is a serious challenge for the staff because, in addition to the technical knowledge and experience of the collective ARCADIS network, they also need to hone their communications skills. Citizens, clients, special interest groups, policy makers — all these parties have a voice in the project and need to be informed and involved throughout the process of its completion. A final feat in this challenging project is the financial management, which is also being provided by ARCADIS.

Team members from left to right:
Nicole Hosten, Sandra De Cock, Erik Vermeieren, Luc Van Lierde, Nick Cohn, Lucas Hellemans, Hafid Mdaouchi

Master plan Antwerp

Thanks to ARCADIS, traveling from Utrecht in central Holland to Schiphol, the country's main airport, will be a lot easier in future. Difficult transfers and loss of time will be a thing of the past because, in addition to doubling the railroad tracks between Utrecht and Amsterdam, ARCADIS is working on the Utrecht Arc, branching off to the airport just past Bijlmer station. In this complex project, ARCADIS, through the application of sound project management skills, was able to balance numerous opposing interests, without making concessions to quality, time, and resources. The proactive approach and ARCADIS' specialized expertise resulted in the implementation of innovative technologies in the areas of safety, building methodology, energy supply, and high-speed transfer connections.

Team members from left to right:
Anton Buijs, project manager Utrechtboog, Jan Schouten, project manager Station Amsterdam-Bijlmer, Aart Bron, project manager energy supply, Richard Rijper, project manager from Pro-Rail Amsterdam-Utrecht, Joop van Goudoever, project manager Amsterdam-Utrecht, Jan Werkhoven, project manager constructions

Utrecht Arc

20 21

At various locations in Europe, ARCADIS is involved in the development of wind parks. In Puschwitz, in the eastern part of Germany, for example, the client wanted to construct a wind park within a short time frame. ARCADIS was responsible for the overall project. By bringing together the required expertise from various disciplines, ARCADIS was able to complete the project quickly. ARCADIS selected a suitable location, provided permit support, fostered community commitment to the project, and supervised the construction. In addition, ARCADIS proposed measures to reduce the impact of the wind park on the environment. And finally: all activities were completed on time and within budget.

Barbara Pinkepank, project manager

Wind park in Puschwitz

In the summer of 2001, parts of Brazil experienced a serious energy crisis because a shortage of rainfall caused energy production in hydroelectric power plants to fall short of demand. To help address this dire situation, ARCADIS worked on an impressive emergency energy program, working under extreme time constraints to develop and install thermal energy plants. Thanks to the decisiveness of ARCADIS employees, an appropriate technical design was completed quickly, while progress was further enhanced by ARCADIS' strict approach to the environmental situation, building supervision, and project management. This project also stimulated the local economy and employment opportunities.

Team members from left to right:
Raúl Esquinazi, Tatiana Leite, Massayuki Hamada, Cesar Cotrim

Emergency solved in Brazil

Report by the Executive Board Market segment

Infrastructure

Experience in railway traffic management systems can also help improve roadway systems exceptional project is the East Guadarrama tunnel, which was designed by ARCADIS. This European tunneling project is currently one of the largest, having a total length greater than 20 miles. 2002 also marked the first rail infrastructure project win in Poland. This project involves supervising the construction of 30 miles of track on the pan-European railroad connection between Berlin and Warsaw.

Light rail and metro offer new opportunities

To combat problems in mobility, many highly populated urban areas are looking at opportunities to construct, expand, and improve light-rail or metro systems. ARCADIS completed a large-scale integrated safety study for the RijnGouweRoute, the light-rail connection, planned between the Dutch towns of Gouda and Alphen a/d Rijn. In Chile, we were awarded an additional project for the design of a tunnel and four stations as part of a 20-mile expansion of the subway network in the capital of Santiago. In Madrid, ARCADIS managed the construction of the Metrosur, a subway line that connects the southern suburbs with the center of the Spanish capital. In 2002, the newly acquired French company FCI worked on the subway systems in Paris, Marseille, and Toulouse, as well as on the design of a new tramway system for the town of Strasbourg.

Traffic management specialization

ARCADIS has a wealth of experience in traffic management systems for railways. This experience can also be applied to improving roadway systems. In 2002, a traffic study of the A1 highway between the Dutch towns of Eemnes and Hengelo commenced; more than 80 miles of highway were evaluated for potential traffic-flow improvements. In the United States, ARCADIS was hired by the Cobb County Department of Transportation to work on an integrated traffic management system. In addition to local traffic, this system considers interstate traffic for optimal traffic flow.

Energy infrastructure develops well

In the energy infrastructure market, ARCADIS is rapidly developing a solid reputation. In Germany, the Company successfully completed several wind parks. In addition, ARCADIS developed an innovative design for anchoring windmills in the sea, providing technical and economical advantages. In Poland, ARCADIS completed preparations for the construction of an approximately 150-mile oil pipeline. The Company completed the environmental impact assessment and permitting and produced environmental contingency plans in case of leakage. In Brazil, three emergency energy plan projects yielded considerable work. Three energy plants, with a total combined capacity of approximately 200 megawatts, are now operational.

Traffic jams will soon be a thing of the past on the busy 610 Loop, a main traffic artery in Houston, Texas. ARCADIS worked on the improvement and reconstruction of a section of the highway, thereby providing a solution to combat traffic density. In close cooperation with local stakeholders, ARCADIS designed a highway that is also aesthetically pleasing and befits the urban environment in which it is situated. In addition, ARCADIS developed economically attractive solutions for a number of challenging design issues.

Team members from left to right:
Corbett Freeman, Armando Selva, Suzanne Mullins, Yue Zhu, Todd Thurber

Free traffic flow in Texas

A world scoop in rail infrastructure, that is how the Pannerdensch Channel in the Netherlands could be best characterized. The channel had to be constructed through a sand supply well. Drilling below the well was not an option for economic reasons, and drilling through the water was not possible. Using ARCADIS' broad range of expertise, we quickly and appropriately anticipated this change in the design. ARCADIS designed a solid dam in the sand well to drill through — an innovation in tunnel construction. Moreover, the dam improves the ecological conditions in the sand well, in which life was not possible before. The rugged shape of the dam and its natural borders are a fertile environment for various flora and fauna. ARCADIS has been involved in the Pannerdensch Channel, which is part of the Betuweroute, from the start. We conducted feasibility studies, completed the design, and supervised the construction.

Team members from left to right:
Christiaan Caan, Léon Tuunter, Jan den Ouden, Ed Houbolt

Tunnel under the Pannerdensch Channel

Infrastructure offers ARCADIS a stable basis for revenue development

Antwerp beltway project sets the right example

In Belgium, ARCADIS became involved in the integrated restructuring of the complete infrastructure of the Antwerp region. In this ten-year contract, which was won in an international tender, ARCADIS is the project manager in the consortium that will execute the work. Our strong local presence, combined with our international expertise, was key to our selection. The frame work contract is an excellent example of the way in which international tendering can be combined with an approach directed at continuity, which in turn offers many opportunities to provide added value to the client through local knowledge about on-site conditions.

Outlook

Sluggish economic growth is expected to have little impact on the developments in the infrastructure market. This is, in part, the result of the long-term nature of large infrastructure projects and the great need for infrastructure investments in almost all countries. Although large projects like the high-speed railway line and freight railway line in the Netherlands have peaked, new budgets are being allocated for rail maintenance on existing tracks to increase capacity and improve on-schedule performance. This requires system knowledge in switches, energy, signaling, and communications, all of which are areas in which ARCADIS is well positioned.

In public-sector work in the Netherlands, tendering procedures cause delays in the awarding of projects. As a result of shrinking government budgets, more room is expected to open up for new types of contracts, in which private-sector parties play a larger role in the development, financing, and operation of projects. In the United States, pressure on investment budgets of individual states is expected to continue during 2003. The wastewater treatment market is expected to remain flat, while markets for water management, real estate development, and homeland security have expanded.

In Spain, state programs for transportation and water generate a large volume of work. In Belgium, ARCADIS in early 2003 won a large project to upgrade approximately 800 dangerous road crossings throughout Flanders. This project is a five-year contract. In France, ARCADIS FCI expects to benefit from the trend of private-sector parties conducting more public-sector work. In Germany and the Czech Republic projects were won to repair damages and consult on future prevention measures related to the flooding that took place in fall 2002. In short, the infrastructure market offers ARCADIS a stable basis for revenue development

Bridge between Frenchmen and Germans

From the early 1950s until as late as last year, a bridge crossing the natural border between Germany and France near Strasbourg has been needed. The French ARCADIS subsidiary completed the architectural design for the connecting viaduct and the bridge itself that crosses the River Rhine at its narrowest point between Strasbourg and Kehl. By choosing this location, wooded areas on the French side and a polder landscape in Germany were spared. In addition to providing an economic impetus for the area, citizens in the area can also take pleasure in the spectacular views from the walking or bicycle paths that were designed into the bridge.

Team members from left to right:
Claude Remy, Marderes Vosghanian, Nicolas Preziosi, Jean Vassord

Metrosur Madrid

In the heart of the Spanish capital of Madrid, ARCADIS employees supervised a mega project. To improve mobility between, and accessibility to, the busy city center from the southern suburbs, ARCADIS worked on the metrosur subway line. This is a 25-mile circular subway line which connects five of the largest southern suburbs of the city and is expected to serve more than one million passengers per day in the future. For Spanish ARCADIS employees this was not the first subway line they worked on. For the client therefore, ARCADIS was the logical choice for the most strategic part of the metrosur project, namely the line which connects the ring with the city center and which will lead to a huge decrease in automobile traffic.

Team members from left to right:
José Calzadilla, Nuria Martín, Leoncio Delgado, Ana Arjona, Manuel Muñoz, Mari Carmen Mas, Eduardo Rico

Included in the environmental segment of ARCADIS’ business - which generated 28 percent of revenues and in 2001 29 percent - are all activities related to the improvement and maintenance of air, soil, and surface water quality, as well as nature projects. Also included are projects related to noise abatement, solid waste disposal, and external safety.

Corporations require integrated solutions and prefer getting those from a limited number of vendors

Autonomous growth 2%

Revenues decreased by 1% as a result of exchange rate declines and divestitures. Excluding these effects, growth totaled 5%. This also includes the environmental activities that were added through the acquisition of FCI, which brought the Company a solid position in the French environmental market. Autonomous growth totaled 2% and was predominantly generated in the United States. In Brazil, activities at Hidro Ambiente - which was acquired in mid-2001 —increased considerably, especially through the awards of multinational clients. This client category was also responsible for solid growth in Belgium and the United Kingdom. Influenced by the economic downturn, activities in the most mature European environmental markets, the Netherlands and Germany, decreased slightly.

America successful

In the United States, our position as market leader in soil and ground-water remediation expertise served to favorably expand market share, leading to an autonomous growth of 5%. ARCADIS was especially successful in the United States remediating contaminated sites. Historically, our service focus in this area has been on private-sector companies. By investing considerably in the development of innovative and affordable remediation technology, ARCADIS has earned a prominent position in the market. Key to this success is creating value for clients. A New York project is a prime example: ARCADIS has been involved with the remediation of a heavily contaminated former industrial site since 1998. Compared to the previous approach for this site, our strategy has already saved the client a total of US$ 3 million. The application of innovative technologies also forms the basis of our successful Guaranteed Remediation and Insurance Program™ (GRiP™) approach. In this program, ARCADIS guarantees the pricing of the remediation, covering risks with an insurance policy. After initial successes in the private sector, 2002 marked the year in which we demonstrated the advantages of this approach to the Department of Defense. This led to two large projects totaling US$ 40 million for the remediation of active military installations. During 2002, specific patents were acquired for soil remediation in the metals and mining industries. The first projects utilizing these patent technologies have already been won.

Introduction of technology in Europe

By introducing technology developed by ARCADIS in the United States to the European market, initiatives have commenced in all European countries to expand our position in the soil remediation market. In Belgium, the environmental market progressed to the next phase. Where in the past, we focused on studies and remediation planning, 2002 saw the emergence of a market for implementation. The strong growth in the United Kingdom is related to government policy directed at redeveloping previously used properties into new residential areas or industrial complexes. In addition, English companies are demanding a broader service offering. Companies want to be provided with total business solutions, preferably by a limited number of vendors with large service offerings like ARCADIS. Our current range of services in the English market is unique.

Environmental audits in Germany

For years, DaimlerChrysler has been working on programs to minimize the environmental impact of its end products and optimize its production processes, including the environmental impact caused by these processes. This multinational client can trust its resident consultant ARCADIS, who provides a range of services, to further improve its production process. Among other things, ARCADIS completed environmental audits at the German production locations of the company and suggested measures to improve its environmental management system. As a result of these steps, DaimlerChrysler was able to comply with strict international environmental standards and become ISO 14001 certified.

Team members from left to right:
Karl Noé, Kathleen Scheibe, Martina Traub, Ralf Crocoll, Adriana Balazs

Las Salinas in Chile

The municipality of the Chilean coastal town Viña del Mar had its eye on the oil terminal property at Las Salinas for its expansion plans. The property, owned by Shell, Exxon, Mobil, and a local oil company, required remediation prior to being redeveloped into a residential and tourist complex. ARCADIS assisted the oil companies with the remediation plan in an integrated package of permitting and environmental services. The reputation and experience of our international team of environmental experts fully assured the local authorities that the remediation would be conducted according to the most stringent environmental and safety requirements and that the site would be legally closed. In addition, ARCADIS also provided environmental permitting support for the city land use plan so that the site could be quickly redeveloped for other purposes.

Team members from left to right:
Cristián Espinoza, Sat Sansar Singh, Roberto Lástrico

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Asset management as a new approach

Many firms are located on older sites in or near urban centers. These sites are often contaminated and do not meet current standards, either because the facilities are obsolete or because improvements are infeasible because of space constraints. For these situations, ARCADIS developed an approach in which remediation costs are compared to possible revenues generated from new activities at the redeveloped site. Based on this, an asset management policy can be developed for these sites, creating added value for the company concerned.

South America performs well

In both Chile and Brazil, ARCADIS benefits from the steady increases in demand for environmental services. In Chile, ARCADIS successfully completed studies of soil contamination in urban areas. Thanks to our international reputation, a group of large oil companies selected ARCADIS to assist in the redevelopment of the Las Salinas oil terminal. As a total package, ARCADIS delivered an environmental audit, performed a risk analysis, studied soil and groundwater contamination, and developed remediation plans. Thanks to the acquisition in mid-2001 of Hidro Ambiente, revenues in Brazil grew steadily. Part of this growth, was the result of synergies within the Multi National Clients Program, which yielded environmental projects from existing ARCADIS clients in Brazil.

Nature development increases

The green component of the environmental market is also gaining increased attention. In the Netherlands, projects related to the Bird and Habitat Directives and restructuring plans in rural areas were completed. ARCADIS was involved in planning a new agricultural zone for the livestock breeding industry. By moving companies to this site, nuisances are abated elsewhere, while functions such as manure processing and water supply are consolidated, resulting in increased efficiency. In addition, work commenced on a nature bridge near the Dutch town of Hilversum. This one-half-mile bridge will connect two nature reserves. ARCADIS’ contribution to this project integrated ecological advice, permitting, construction management, as well as bridge and road design and styling.

Outlook

In recent years, ARCADIS has demonstrated that an increase in environmental activities is possible, even with a downturn in the economy. We expect that this will be the case in 2003 as well. This means a further expansion of our market share in the United States, particularly in the area of soil remediation. The GRiP™ approach for the federal government and in particular the Department of Defense offers solid opportunities. The patents that were acquired in 2002 have opened the door to the metals and mining industries. In addition, the initiatives that commenced in facility compliance, in which ARCADIS assumes the management of environmental assets, is expected to provide a significant contribution to growth in 2003. Outside the United States, growth opportunities will be more prominent in the less mature environmental markets such as France and Brazil. In Europe, the introduction of the Seveso II Directive will lead to a more stringent application of environmental legislation for companies. Execution of the government-sponsored remediation planning for industrial sites in the Netherlands will positively influence market conditions.

The impetus in the green environment is the increased attention for ecological development, which will result in new opportunities in the Netherlands, as well as in developing countries where ARCADIS Euroconsult is earning a distinguished name in this field.

Activities in this segment involve buildings in which people live, work, or relax. Projects in this segment include office buildings, manufacturing facilities, logistical centers, and multifunctional stadiums. This segment represents 13 percent of total revenues. In 2001, this was also 13 percent.

Through some large assignments in the U.S. automotive industry, revenues stabilized in the second half

Revenues stabilize

After a significant decline in 2001, revenues stabilized in this segment in 2002 as a result of acquisitions completed during the year. Autonomously, revenues declined 3%. This was predominantly the result of declining private-sector investments, a trend that began in the United States in 2001. In Belgium and Spain, considerable growth occurred; however, this flattened in the fourth quarter. Demand in the Netherlands declined as a result of increased vacant office space.

Pickup in the United States

Following a sharp decline in activities in 2001 as a result of weak economic conditions, revenues continued to decline in 2002, but to a lesser extent. In mid-2002, ARCADIS won a number of large projects for the automotive industry, stabilizing our position in the second half of the year. ARCADIS was awarded the design of a new automotive plant for Hyundai in Montgomery, Alabama. This complex - with a total construction cost of US$ 1 billion and a floor space of 1.9 million square feet - includes a production plant for car bodies and engines, an assembly plant, a paint line, and offices. ARCADIS also won a project for DENSO - a leading supplier of technology, systems, and components for the automotive industry. This design-build project involves the expansion of DENSO’s existing laboratory facilities in Southfield, Michigan. These projects contributed to the increased revenues in the fourth quarter.

Growth in Belgium and Spain

Our healthy growth in Belgium was primarily achieved by successfully capitalizing on the increasing trend in many companies to outsource their non-core activities. The formula of placing technical staff within clients’ facilities, and supporting them with a qualified back office, is gaining momentum.

In Spain, activities grew as a result of relatively favorable market conditions and our ability to offer turnkey solutions in this market. Our capabilities in project and construction management, combined with our partnering with construction companies, enable us to offer project developers total business solutions. Our project management experience contributed to our role in the restoration and expansion of the Airbus factories near Toledo and Madrid, where parts for the new A-380 are being built.

Movie World in Spain

ATRACCION
DE ACERO

Near the Spanish capital of Madrid, a huge theme park was created in which visitors can move from one film scene to another. ARCADIS employees assisted Warner Bros. from the first designs to construction completion of Movie World. They also ensured that all work was completed in compliance with environmental legislation and that quality tests were performed during the entire construction phase, thereby allowing Warner Bros. to fully concentrate on the detailing of the attractions and themes. ARCADIS also contributed to the accessibility to the site by providing technical assistance and quality control work for the railway line leading to the park.

The New Rijksmuseum

The renovation and expansion of a large tourist attraction like the Rijksmuseum (National Gallery) is not a project for just anyone. That must have been exactly what the Dutch government department that manages public buildings thought. For they selected ARCADIS, a long-time trusted partner in a number of successfully completed complex projects. ARCADIS brought its superior knowledge of Dutch subsurface soil conditions to the technical design for the New Rijksmuseum. The project includes constructing a connector between the east and west wings of this historical building through a cellar that is 26 feet below ground; the connecting space will include a new lobby and an auditorium. The saturated soil conditions, the wooden piles that support the building, the historic nature of the building all combined to turn this project into a complex challenge made technically feasible by ARCADIS.

Team members clockwise from left front:
Dieneke Grimmelius from ARCADIS, Gijsbert van Hoogevest from Van Hoogevest Architecten, Marta Pelegrin from Cruz y Ortiz, Joaquin Pérez-Goicoechea from Cruz y Ortiz, Hans van Iperen from program directorate the New Rijksmuseum, André de Roo from ARCADIS, Bart van der Pot from program directorate the New Rijksmuseum, Johan Galjaard from ARCADIS, Ton Overmans from program directorate the New Rijksmuseum, Diane de Smit from program directorate the New Rijksmuseum, Karsten Jurkait from Arup

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Overcrowding plagues Chile's prison system. To remedy this situation, the Chilean government has issued concessions for the establishment of 10 new prison complexes. Our people in Chile provided sophisticated architectural and engineering design plans, producing an excellent balance between functionality on the one hand and security on the other. As a result, the consortium won the first concession for five of the prisons.

Team members from left to right:
Pablo Gil, Juan García, Miguel Frías

Prisons in Chile

The new large Airbus A380 airplane, which will be the first commercial passenger jet with two full passenger decks, is poised to take off in 2006. In the Spanish town of Toledo, the carbon-fiber tail sections for this illustrious airplane are constructed. Production of these high-tech parts requires a dust-free production environment in which temperature and humidity are key issues. ARCADIS' Spanish engineers worked on the construction and project management phase of this plant and, through strict planning cycles and continuous dialogue with all parties involved, were able to finish this state-of-the-art production facility in a nine-month time frame.

Team members from left to right:
Germán Garcia, Carlos Escribá, Marcos Adeliño, Miguel Franco, Ricardo Romero, Luis Nogueras, Jaime Galiana, Fernando Gordo, Mónica Arellano

Airbus in Spain

Opportunities exist in public-sector work, health care institutions, education, and public safety

Alternatives for the Dutch office market

In the Netherlands, initiatives were developed to deal with the decline in market demand for office buildings. One project success involves the construction of a parking garage, hotel, and mega movie theater in the Dutch town of Almere; ARCADIS provided full construction and design services. In addition, we were awarded a project to provide technical support for an expansion of the Rijksmuseum in Amsterdam. The project includes constructing a connector between the east and west wings of this historical building through a cellar that is 26 feet below ground; the connecting space will include a new lobby and an auditorium. ARCADIS is also involved in the renovation to current standards of the 1970 parking garage under the famous Vrijthof Square in the Dutch city of Maastricht. In 2002, ARCADIS also worked on the renovation and remodeling of the Unilever headquarters, designing the interior climate control and energy supply systems and providing project management services.

Prisons in Chile

Overcrowding plagues Chile’s prison system. To remedy this situation, the Chilean government has issued concessions for the design, build, financing, and operation (DBFO) of prison complexes. A consortium for which ARCADIS provided sophisticated architectural and engineering design plans won the first concession. At the same time, we won the additional assignment to complete definitive technical plans. The experience gained will be used in future concession bids.

Outlook

Activities in the buildings segment are more cyclical than those in infrastructure and environment. In the United States, signs of a cautious recovery are visible as witnessed by our backlog, which in early 2003 is higher than last year. The sluggish growth in Europe indicates that economic cycles there are still on a downturn. To reduce our vulnerability to these cycles, ARCADIS is continuing to work on diversification in client sectors. Opportunities exist in public-sector work, health care institutions, education, and public safety. In addition, ARCADIS continues to focus on expansion in those segments offering higher margins: consulting services and project management, and facility management. With facility management, our goal is a breakthrough in the joint venture with Aqumen in 2003.

Although the expansion of the car distribution center for Toyota Motor Europe in Zeebrugge, Belgium seemed to be a 'typical' assignment, ARCADIS was able to make it more worthwhile for the client. Principally, ARCADIS was responsible for the phase one design, permitting, final design, project management, and the completion of the expansion. With the help of specific software tools, capable of directing traffic flows and their interaction on the project site, together with the Toyota specialists, ARCADIS also contributed to the logistic optimization of the distribution process, thereby reducing cycle times per vehicle treated.

Team members:
Fernand van Assche - ARCADIS Gedas (left), Guy Velghen – Toyota (right)

Optimal distribution in Zeebrugge

Ford challenged ARCADIS to turn its older production site in Dearborn, Michigan into a symbol of modern industry with a commitment toward sustainability and socially responsible entrepreneurship. The ARCADIS engineers and architects produced a design for which a host of environmentally friendly production methods were introduced, including the areas of energy and water usage and air treatment. The design also included the largest 'green' roof in the world; this roof not only insulates but is twice as durable as traditional roofing. Building materials were carefully selected for their environmental advantages and practical and economical value. For Ford employees, a working environment was created in which safety and user friendliness are key.

Ford Rouge in Dearborn

This segment includes three types of activities: the Dutch-based property valuation activities; the telecommunications activities; and all other activities related to the gathering and processing of predominantly geographical information (GIS). In 2002, the communications segment represented 8 percent of total revenues. In 2001, this was 11 percent.

Growth in geographical information systems and data services; decline in telecom

Declining revenues

The decline in gross revenue in the communications segment in 2001 continued into 2002, where revenues declined by 18%. The autonomous decline totaled 15%, the result of revenue shortfalls in telecommunications, as well as property valuation, activities. Growth in GIS continued to be strong.

Reorganization in property valuation successful

In 2001, a sharp decline in revenues from property valuation activities resulted from the relatively low number of citizen complaints regarding valuations at the end of the four-year cycle. This decline prompted a reorganization aimed at adjusting the Company’s capacity to market demand. The reorganization was successful; despite lower revenues than last year, these activities yielded a positive contribution to profits. In the 2002 second half, we began preparations for a new round of property valuations. These property valuations are based on a new business model that is less sensitive to the cyclicity of this market.

Telecommunications market continues to contract

After an earlier decline in 2001, telecom activities appeared to stabilize. However, the continued weak market conditions in this segment resulted in further declines in the 2002 second half, particularly in the United States. As such, telecom revenues were reduced by half. Because of limited investment by telecom operators in Universal Mobile Telephone System (UMTS) rollouts, activities related to antenna installations have been reduced significantly. To meet the demand for a turnkey approach in the United States, ARCADIS Communications Construction was established. This business unit worked on behalf of U.S. Cellular to make modifications to the cell phone network in North Carolina. In the Netherlands, telecom revenues remained unchanged from last year as a result of the focus on niche segments. Many municipalities have expressed an interest in our First Mile® concept, in which residential areas and industrial complexes are connected to a high-speed fiber optic backbone network. ARCADIS has earned a prominent reputation in this field.

A multi-disciplinary team of experts from ARCADIS provided the Dutch city of Deventer with a fiber optic network for broadband. First, ARCADIS employees assisted in obtaining a grant for the project. Then, based on this grant, we designed a fiber optic network for portions of the city. In many cities, projects of this type languish in this consulting phase. But not in Deventer, where local ARCADIS employees, with their experience in project management and knowledge of the local situation and assisted by ARCADIS telecom specialists, managed to successfully push this project forward. Now, we are preparing to connect a pilot area in Deventer to the fiber optic network. In addition, ARCADIS cooperates with local parties on actually completing a business case with market players. Citizens and companies will soon enjoy fast Internet connections.

Team members from left to right:
Harry van der Veen, Gerard Boonstra, Katrien Hendriks, Will Panman

Broadband in Deventer

Fifty years ago, the Dutch coast in the province Zeeland was ravaged by a disastrous flood. To prevent these kinds of disasters from occurring, in the 1980s, a database – named Zeekoe - containing hydrological data of the Zeeland coast was developed. Management and maintenance of this system was becoming more difficult because of the age of the system. Therefore, ARCADIS was consulted to provide technical expertise for the development of new software and the design of databases. The involved ARCADIS experts, who also had extensive knowledge of hydrology and physical geography, designed a system that perfectly met the client's demands and, as such, contributes to the sustainable and safe management of the Zeeland coast.

Team members from left to right:
Hans van der Sande from WZE Goes, Henke Pons from ARCADIS, Sandra Stoel-Schipper from WZE Goes

Safe coasts in Zeeland

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Strong growth in Geographical Information Systems

The market for GIS and data services - in 2002, totaling two-thirds of revenues in the communications segment - continues to grow. Autonomous growth in these activities totaled 12%. GIS is a computer-based system that stores geographical data related to infrastructure, environment, and buildings and can be used to develop new plans or analyze existing management and maintenance practices. For Progress Energy in the United States, ARCADIS developed a GIS system that maps all data related to that company’s network of pipelines, connectors, testing facilities, and commercial properties. In Spain, a GIS system was developed to map the approximately 7,000-mile water network of Canal de Isabel II, one of the largest water companies in Europe. This system contains modules for designing and planning, for hydraulic simulations, and for the management of water supply outages. In Poland, the Ministry for the Environment awarded ARCADIS a project to build a cadastral system for water management. In England, GIS was successfully adapted for industrial clients, specifically in the mapping of environmental issues. A GIS system was developed for the Petroleum Institute in Great Britain. This system provides insight into the risk of contamination at all gas stations in the United Kingdom.

Outlook

The new round of property valuations is expected to create growth in this activity in the 2003 second half. The telecommunications market is not expected to recover in 2003. Limited investment in the UMTS market is expected to result in few project starts against low margins. ARCADIS remains focused on profitable niches. Growth in the GIS market is expected to continue. ARCADIS’ experience and expertise have positioned us well to benefit from future growth in this market. At the end of 2002, ARCADIS signed a cooperation agreement with ESRI, a company with global presence that creates software products for GIS applications. This alliance is expected to further increase growth opportunities. In Spain, we have a long-standing and successful relationship with ESRI.

Report by the Executive Board Developments by region

Next to design and consulting services, ARCADIS delivers total solutions in the form of turnkey projects

The Netherlands

Slight decrease in revenue and profit

Gross revenue in the Netherlands declined by 3% to € 297 million (2001: € 306 million), entirely as a result of the decline in contracting activities. Consulting activities (80% of revenues) grew 2% despite a non-recurring decline in property valuation activities. Excluding the decline in property valuation activities, growth in consulting activities totaled 5%, specifically attributable to gains in infrastructure. Operating income declined by 6% to € 16.9 million (2001: € 18.0 million), predominantly the result of the limited performance in contracting activities. Budget pressures in the municipal market negatively impacted some parts of the consulting business.

Repositioning contracting activities

Historically, ARCADIS in the Netherlands has concentrated its contracting activities on sports and leisure, green amenities, and small-scale infrastructure projects. The decline in these activities in 2002 was partly the result of our policy to focus on higher margin activities. Our goal is to conduct business in those segments in which our specialized knowledge and project management experience can yield added value. The poor conditions in the contracting market prompted ARCADIS to rapidly implement this policy. As a result, we have begun to reduce our involvement in publicly tendered, competitively bid projects in which price is the only differentiating factor. These overall reductions comprise approximately 20% of our contracting revenues. The remaining portion is consolidated into the three regional organizational units in the Netherlands, thereby allowing ARCADIS to position itself as a modern engineering firm that, in addition to providing design and consulting services, can also deliver total solutions in the form of turnkey projects.

Enhanced synergy through integration

In early 2002, all activities in the Netherlands were integrated into one operating company. Our 2002 performance has demonstrated that this consolidation has improved cooperation and created greater synergy in the market. In addition, improved efficiency and reduced overhead costs, key objectives, were partially realized in 2002.

Other European countries

Strong revenue growth

Gross revenue in other European countries (Belgium, Germany, France, Spain, United Kingdom, Czech Republic, and Poland) grew by 24%, totaling € 179 million (2001: € 144 million). Acquisitions, generating 17%, were the primary contributors to this growth. The acquisition of the French company FCI yielded the most significant impact. A good autonomous growth of 8% was achieved. Operating income improved by 48%, totaling € 7.4 million (2001:

€ 5.0 million). All countries, except Poland, contributed to this increase.

Acquisition FC International SA

Through the acquisition of FCI (annual gross revenue of approximately € 70 million) in mid-2002, ARCADIS gained a top-five position in the French infrastructure and environmental market. In the coming years, increased private-sector engineering work is expected to develop in the French infrastructure market.

Growth in Belgium, Spain, and the United Kingdom

In Belgium, considerable growth occurred in all business areas despite increased competition in the second half of the year. In Spain, strong growth was primarily achieved in infrastructure activities; while in the buildings segment, activities also grew despite a considerable softening in the second half of the year. In the United Kingdom, strong growth in the environmental market served to further expand the Company’s position in that market.

German recovery

Conditions in the German market remained difficult. In response to this situation, we implemented measures to reduce unprofitable activities, control costs, and ultimately improve profitability. This resulted in an improvement of the quality of revenues, but a decline in volume throughout most of the German activities. The measures taken had a positive impact on the margin and on operating income compared to 2001.

In Poland, the completion of a number of large remediation projects triggered a strong decline in revenues, resulting in a slightly negative operating income.

North and South America

Improvement in operating income

Gross revenue in this region declined by 6% to € 291 million (2001: € 310 million). This decline is almost entirely attributable to the lower exchange rates of the Brazilian, Chilean, and American currencies against the euro. This currency effect was -8%. Autonomous growth totaled 3% and was entirely generated in Brazil and Chile. Operating income developed very positively, rising 13% to € 17.5 million (2001: € 15.4 million). This improvement was primarily the result of growth in Brazil.

Slight autonomous decline in the United States

The two most important business segments, infrastructure and environment, developed very favorably, each producing an autonomous growth of 5%. This was, however, insufficient to offset the decline in the two other segments. Ultimately, an autonomous decline of 3% resulted. Despite major shifts in revenues the contribution to operating income remained level.

Strong growth in Brazil and Chile

In both countries, gross revenue grew considerably. Specifically, Brazil demonstrated strong growth, primarily as a result of three energy projects that were developed with private financing through a consortium. In addition to ARCADIS’ small equity participation in these projects, our contribution includes engineering and project management services. The future impacts of the change in government are not entirely clear yet. It is possible that a shift in project type or a delay in project starts may occur. Growth in Chile was predominantly derived from the infrastructure market. In addition, ARCADIS is a minority shareholder in a joint venture that involves managing waste products from mining companies; this enterprise also contributed to earnings.

Other countries

The activities in other countries involve projects in developing countries financed by donors such as World Bank and the European Union. Gross revenue grew by 37% to € 51 million (2001: € 38 million), predominantly as a result of the acquisition of FCI. This company also has activities outside Europe, notably in the Middle and Far East. In addition, an autonomous growth of 5% was achieved in ARCADIS Euroconsult. The change in strategy for this unit, implemented since 2000 and favoring growth in management consulting services, is producing positive results. These resultsinclude an increase of ARCADIS Euroconsult’s contribution to operating income. With the contribution from the acquisition of FCI, operating income rose to € 1.2 million (2001: € 0.4 million).

Report by the Executive Board Human Resources Management

ARCADIS wants to offer employees an inspiring work environment

Key to success

At ARCADIS, we want to offer our employees an inspiring work environment and opportunities to grow professionally. Professionalsexpect an employer to continuously challenge them and offer them opportunities to develop through progressive career moves. The Human Resources Management (HRM) function is a key to success for ARCADIS.

Core values guiding principle

The revised strategy that was implemented in 2000 is based on the core values of integrity, entrepreneurship, and agility. Theseare values we also expect in our employees. In addition to technical expertise, communication and commercial skills are also very important. Employees, departments, and project teams need to cooperate in a professional manner to meet client needs. The ability to quickly and effectively share knowledge and experience is key to our integrated services offering. The continuous improvement of our services and the development of new products and services require an environment in which employees are consistently mindful of their own responsibility and the importance of taking the initiative. A working environment that challenges employee entrepreneurship while compelling employees to react quickly and produce results (agility) reflects our Corporate vision.

Best practices

In 2000, the revised strategy initiated the HRM policies in effect today within ARCADIS. Based on our revised strategy, we continue to improve recruiting and selection processes, career development, training, and key staff assessment. A set of ‘best practices’ was identified that have consequently been applied within local practices. As a result, every country has implemented a results-oriented compensation program. Other examples includeorientation programs for new employees and training programs for project management.

Training programs

Training and education are essential to develop and strengthen the competencies required to realize our strategic goals. In 2002, we focused on improving commercial skills. A training program was developed with the assistance of external consultants. In total, approximately 300 employees in almost all countries have participated in this program. In addition, a semi-permanent trainingroster is maintained for project management to further strengthen this core competence of ARCADIS. The Advanced Management Program (AMP), aimed at developing potential top managers, sponsored 18 participants. This program’s success stems from its focus on educating participants on the Company’s strategy and providing them ample opportunity to translate this knowledge into personal goals. Participants broaden their horizons while developing their leadership effectiveness.

Leadership development

Managers are essential in motivating employees to assimilate the spirit of our core values. Leadership development, therefore, is an important issue. After introducing a key staff assessment and development program in 2001, this past year was dedicated to drafting succession and development plans to fill the gaps. As a result, successors were more quickly positioned in roles with greater responsibility.

In addition, leadership profiles were developed to enhance the selection of qualified people based on personality, attitude, and competencies.

Staff exchange

Exchanging knowledge and experience is an important collective competence. To foster this exchange, the Company in 2002 successfully completed a number of temporary staff exchanges, most of them for periods of one to two year(s).

Employee participation

At ARCADIS, employee participation is invaluable for obtaining the necessary support for the development and execution of Company policy. In the integration of the Dutch activities, ARCADIS and the Central Works Council (CWC) mutually agreed that the CWC would concentrate itself on ARCADIS developments within the Netherlands. In addition, the CWC has certain privileges that are granted to it by law. The International Council of Employees (ICE), based on legislation related to European works councils, focuses on matters that are of importance to ARCADIS as a whole. Both the CWC and the ICE have contributed constructively to the implementation of ARCADIS’ strategy through their high level of involvement.

Growing number of employees

The number of employees rose from 7658 at the end of 2001 to 8503 at the end of 2002. This increase was predominantly the result of the acquisition of FCI. In addition, employee numbers rose in Belgium and South America as a result of the strong growth of activities in those countries. In Germany, the employee numbers declined as a result of the reduction in unprofitable activities. The average number of employees increased from 7619 in 2001 to 8020 in 2002.

Report by the Executive Board Corporate governance

ARCADIS is devoted to adhering to the principles of integrity, accountability, and transparency

The Executive Board and the Supervisory Board are devoted to adhering to the principles of integrity, accountability, and transparency in managing the Company. Corporate Governance for ARCADIS is governed by law, including the Sarbanes Oxley Act that became effective in the United States in July 2002; jurisprudence; the ARCADIS General Business Principles; and generally accepted best practices in the countries in which the Company is active.

ARCADIS NV is a structured company in accordance with Book 2 of Dutch Civil Law. In the Annual General Meeting of Shareholders on May 14, 2003, a change in the Articles of Association will be proposed to abandon the structured company regime; as a result of which limitations that this regime applies to the rights of shareholders will disappear. For further information on this topic, please refer to the agenda for the Shareholders Meeting.

Management

Executive Board

The Executive Board consists of one or more member(s) who are appointed by the Supervisory Board. The number of members is determined by the Supervisory Board after consultation with the Executive Board and currently totals four. The Supervisory Board has appointed a chairman from among the members of the Executive Board and, in consultation with the Executive Board, made a roster of activities. This roster is now based on the geographical regions in which ARCADIS is active: the Netherlands, North and South America, other European countries, and rest of the world. Each member of the Executive Board is responsible for one of these regions. The chairman’s primary responsibilities include finance, strategy development, human resources management, and communications. An overview of the current composition of the Executive Board can be found on page 56 of this annual report.

Supervisory Board

The Supervisory Board must consist of at least three members. Currently, the Board consists of six members. Under the current company structure, members are appointed by the Supervisory Board itself. Preceding each appointment to the Board, the General Meeting of Shareholders and the Central Works Council are entitled to propose candidates for the position, as well as object to an intended (re)appointment. A Supervisory Board member is appointed for a maximum of four years, after which reappointment may or may not occur. After the first term of office, a Supervisory Board member is only eligible to serve two additional full terms. The maximum term for participation on this Board, therefore, is 12 years. The Supervisory Board supervises the policy of the Executive Board and the developments in the Company and its affiliates. To enable the Supervisory Board to properly perform its duties, the Executive Board provides the Supervisory Board with all necessary information in a timely manner. At least once a year, the Supervisory Board evaluates its own performance and that of its members. From theirown ranks, the Supervisory Board members appoint a chairman and a secretary. For an overview of the composition of the Supervisory Board, please refer to page 55 of this annual report.

Profile for the Supervisory Board

In consultation with the Executive Board, the Supervisory Board has drafted a recommended profile for the Supervisory Board. According to this profile, the Board will consist of at least three, but not more than nine, members and will mirror the international social setting in which the Company and its affiliates operate. The members have to operate critically and independently of each other and the Executive Board. They have to possess knowledge and/or experience in managing companies or (semi-)government institutions or else have broad and relevant social experience. They must possess a broad range of knowledge and experience in the areas relevant to ARCADIS, including international provision of services, corporate strategy, finance, government policy, and human resources management. In addition, the members must have sufficient time available to properly perform the functions of their role. No more than one former manager of the Company can be appointed to the Board, and this former manager may not be appointed chairman of the Supervisory Board.This profile is periodically evaluated and modified where necessary. Factors such as the developments in the size of the Company, the nature of its business activities, the degree of internationalization, and the extent of specific risks over the medium term are considered.

Supervisory Board Committees

The committee on Corporate Governance in the Netherlands recommended in its 1997 report that a selection and nomination committee, a remuneration committee, and an audit committee be established within the Supervisory Board. At that time, the customary practice within ARCADIS was that the Supervisory Board always acted as a collective body and that separate committees were not necessary. However, given the growth of the Company, the complexity of business developments, and the intensification of the supervisory duties, a change in this policy has been implemented. As a result, the following committees are now in operation:

Selection and Remuneration Committee. This committee selects and nominates candidates for appointment to the Executive Board and the Supervisory Board. In addition, this committee advises the Supervisory Board on matters relating to the remuneration of the members of the Executive Board, the performance-based remuneration of the members of the Executive Board and the Senior Management Committee, the option plan policy, and the granting of options under existing option plans. This committee consists of the Chairman of the Supervisory Board and two other members and was established in 1998. In 2003, a charter for this committee will be drafted.

Audit Committee. This committee has a supervisory role in monitoring the integrity of the company’s financial reports. It alsofocuses specific attention on the effectiveness of risk management and internal control processes. Periodic financial reports, including the reports of the external auditor, are also discussed. This committee was established in 2003 and is subject to its own set of regulations (the ARCADIS Audit Committee Charter) that were made in consideration with the requirements of the Sarbanes Oxley Act. The committee consists of the Chairman and two members of the Supervisory Board and conducts at least three meetings a year in the presence of the Chairman of the Executive Board and the corporate Finance Director.

Integrity Committee. This committee was established at the end of 2002 and oversees the Company’s and its affiliates’ compliancewith the ARCADIS General Business Principles that were introduced in early 2003. The committee consists of the Chairman of the Supervisory Board and one other member.

General Meeting of Shareholders

A General Meeting of Shareholders is held each year. Other meetings of shareholders may be held at the request of the Executive Board or the Supervisory Board. Shareholders who represent at least 1% of the Company’s issued capital can also convene a meeting. The agenda for the meeting is prepared by the party convening the meeting. Shareholders may also submit proposals up to sixty days prior to the meeting. All shares carry a voting right pro rata to the nominal value of such shares. Resolutions are adopted by an absolute majority of votes, unless a qualified majority is prescribed by law or in the Company’s Articles of Association.

Report by the Executive Board Corporate governance

The Priority Foundation is a touchstone for the level of support among employees for important decisions

Proxy solicitation

Since ARCADIS shares have begun to be quoted on the NASDAQ, American institutional investors have been using proxies to participate in the decision making at the General Meeting of Shareholders. To promote proxy voting, the Netherlands, since December 1999, has legally permitted the use of record date, thereby significantly reducing the period during which shareholders’ shares are placed in deposit and not at their disposal. The option for using this record date became part of the Company’s Articles of Association in 2002. To date, it has not been used.

Capital and shares

The Company’s authorized share capital consists of common stock, cumulative financial preference shares, priority shares, and cumulative preferred (protective) shares.

Priority shares

The priority shares are held by the Stichting Prioriteit ARCADIS NV, a foundation. Important decisions regarding the development of the Company require prior approval from the holder of these priority shares. Important decisions include the issuance, acquisition, or disposal of shares in the Company; changes in the Articles of Association; dissolution of the Company or filing for bankruptcy; cooperations of a material size, as well as material investments (acquisitions). The board of the Priority Foundation has equal representation: 10 members from the Executive Board and the Supervisory Board of the Company and 10 members appointed by and from the international employee base of ARCADIS. Decisions require a 60% majority vote. This means that the Priority Foundation is a touchstone for the level of support among employees for important decisions. This board meets twice a year mainly to discuss the strategic development of the Company. For more information, please refer to page 76 of this annual report.

Cumulative Preferred Shares

In the event of a hostile takeover, these shares are intended to prevent major changes in the control of the Company without sufficiently considering the interests of the Company and all those involved with it. Therefore, an option agreement has been signed with the Stichting Preferente Aandelen ARCADIS NV (Preferred Stock Foundation ARCADIS). For more information, please refer to page 76 of this annual report.

Share issuance policy

Annually, the General Meeting of Shareholders is asked to authorize the issuance of shares and limit or exclude the related legal priority rights. Each year at the presentation of this agenda point, the goals and restrictions that will guide the Executive Board and the Supervisory Board when using this authorization are explained. The authorization is generally meant to provide an opportunity to act decisively in case attractive expansion opportunities present themselves in the form of acquisitions.

Stock Option Plans and Stock Purchase Plans

To stimulate the realization of long-term corporate goals, ARCADIS NV has Stock Option Plans, as well as Stock Purchase Plans. Theseplans aim to enhance the involvement of management and employees in these goals. The General Meeting of Shareholders has been informed about the existing plans and has approved them. For further information about these plans, including information about issued and outstanding options, please refer to page 82 and following of this annual report.

Auditor

The annual financial statements of the Company, as drafted by the Executive Board, must be examined by a certified public accountant.The General Meeting of Shareholders has the authority to appoint a certified public accountant. Should the General Meeting choose not to use this authority, the auditor is appointed by the Supervisory Board.

In 2001, in consultation with KPMG, a change in the partner conducting the audit was made. To ensure the objectivity and independence of the auditor, all the work performed by KPMG, including general recommendations, must be reconciled by the Audit Commitee to the principle of independence.

Remuneration

Supervisory Board

In 2001, the General Meeting of Shareholders again determined the remuneration of the Supervisory Board. No further compensation isconnected to membership on the board committees. Supervisory Board members are not eligible to receive share options. For an overview of the remuneration in 2002, as well as stock ownership, please refer to pages 75 and 83 of this annual report.

Executive Board

The remuneration of members of the Executive Board is determined by the Supervisory Board based on recommendations from the Remuneration Committee. The policy is to compensate at the market rate to attract, motivate, and retain qualified management for a publicly listed, internationally active corporation, while considering the size and special characteristics of ARCADIS. The remuneration package is measured on market conformance using information supplied by external parties.

The remuneration package has been constructed in such a way that it supports both short- and long-term goals. It consists of the following components:

• Fixed salary. For the American member of the Executive Board, this is proportionate with salary tables in the United States. Salary is adjusted annually by the Supervisory Board based on recommendations by the Remuneration Committee. For the Dutch members of the Executive Board, the increases in 2002 matched those of Dutch employees who are not subject to the collective labor agreement; for the American member, the increases matched those of ARCADIS G&M in the United States.

• Variable salary. This relates to the issuance of a performance-based bonus. This bonus is determined by the Supervisory Board on the recommendation of the Remuneration Committee and is also based on the achievement of certain goals that were set at the beginning of the year. Bonuses can vary between 0% and 80% of the fixed salary (12 times the monthly salary), with 40% representing accomplishment of the goals. In 2001, the criterion was the growth in earnings per share (excluding the effect from acquisitions). Because earnings per share rose by 10% in 2001, the bonus which was paid in 2002 was 40% of the fixed salary. A second criterion, return on capital invested, was introduced in 2002 along with earnings per share (including acquisitions) so that the effect of acquisitions on performance could also be included.

• Compensations and other fringe benefits. The members of the Executive Board are eligible for coverage of expenses and other fringe benefits (such as a company car), in keeping with what is usual at this level.

• Pensions. The Dutch members of the Executive Board participate in the pension plan that is in place for the Dutch ARCADIS companies. This plan is based on a salary at retirement up to approximately € 52,000 and includes compensatory adjustments for age at retirement. The recommended age for retirement is 61 years. Contribution in this plan is 6% of the amount at which the pension is calculated. The American member of the Executive Board participates in the 401K plan that is in effect in the United States.

• Options. ARCADIS has an option plan for key employees; since 2001, this plan has also been in effect outside the United States. For information on the 2001 Long Term Incentive Share Option Plan, please refer to page 82 of this annual report. Members of the Executive Board are granted options by the Supervisory Board based on the recommendations of the Remuneration Committee, which in part bases its decision on the performance of the members of the Executive Board.

For an overview of the remuneration of the Executive Board, please refer to page 75, and for an overview of the shareholdings by members of the Board, please refer to page 83 of this annual report.

No loans, advances, financial arrangements, or guarantees were pledged by the Company to members of the Executive Board.

Report by the Executive Board

Sustainable business conduct

ARCADIS expedited the global introduction of an integrity code

Sustainable business conduct implies that citizens, the government, and business together are responsible for a healthy society. Companies are increasingly being evaluated – including by shareholders – on the contribution they provide in this area. Based on ARCADIS’ long history, the Company is very cognizant of its social responsibility. Of course, the fact that most of the activities undertaken by ARCADIS are directly or indirectly related to the way in which the human habitat is designed strengthens this commitment and the ties with the public domain.

Care for the human habitat

Sustainability integrated into services Sustainable development is a leading principle in all ARCADIS operations. Environmental activities directly contribute to a healthier living environment because they focus on providing remedies for past contamination or modifying industrial processes to minimize future environmental effects. In other activities, the Company seeks to assist clients in finding sustainable solutions. This means that the Company uses its many disciplines to illustrate the environmental effects of the projects it undertakes. As a result, solutions are proposed to eliminate or limit these effects, while taking into account all of the clients’ interests. Because ARCADIS has a strong local presence, the Company is positioned well to create solutions that fully fit into local settings. Interactive planning, whereby citizens are invited to actively participate in the design phase of projects, is an innovative tool with which ARCADIS has experience. Interactive planning is a prerequisite for sustainable development.

Sustainability in operational management

In ARCADIS’ own operations, the Company strives to minimize the environmental impact of its activities. This is done by separating waste streams, such as paper, and recycling or reusing part of this waste; limiting mileage usage by company cars by encouraging the use of public transportation; and conducting energy savings policies in its offices.

Relationship with KNHM

One of the major shareholders in ARCADIS is the KNHM Foundation (Koninlijke Nederlandsche Heidemaatschappij), a founding association of the Company. The goal of this foundation ‘improving the living and working environment’ is closely mirrored in the activities of ARCADIS, with one major difference: the Foundation is a non-profit organization. KNHM uses the proceeds from its assets – among which are dividends on its shares in ARCADIS - on projects that improve environmental awareness and the quality of the living environment. In a number of cases, KNHM cooperates with ARCADIS on these types of projects, providing the Company with the opportunity for early involvement in project developments.

Integrity policy

Discussions about tendering procedures Since the end of 2001, the behavior of certain market participants in the tendering of projects in the contracting business in the Netherlands has come under scrutiny. This resulted in a parliamentary investigation into ‘the building fraud’. Because the Heidemij name was reported in a number of press articles, ARCADIS conducted its own investigation into the allegations. The findings indicated that a section of the contracting activities within one of the Dutch operating companies was not operating entirely up to standard. The section of the contracting activities, which are won by public tenders, represents approximately 1% of total ARCADIS revenues. At the same time, the Dutch Competition Authority investigated one specific case of possible involvement by ARCADIS Planrealisatie BV. The Authority released a press statement about the investigation but has not released its final report. Because material financial consequences cannot be foreseen, no provisions have been taken. Intensive deliberations about this issue, with the Supervisory Board among others, have occurred. Internally, all those involved have been told irrefutably that ARCADIS will conduct its business within the confines of laws and regulations. A decision was made to cease those contracting activities acquired by public tenders in which price is the sole determination for project award. In addition, ARCADIS globally introduced an integrity code that will become the basis for an active integrity policy.

ARCADIS General Business Principles

In fall 2001, ARCADIS, in close cooperation with the Senior Management Committee, drafted a code of General Business Principles. These principles indicate how we want to deal with integrity (which is one of the three core values of the Company). The code serves as a guideline for our business decisions and activities around the world, is applicable to all levels of the organization, and applies to overall company activities as well as the behavior of individual employees.

The General Business Principles describe the commitments ARCADIS applies to itself in its relationships with society, clients, employees, and shareholders. With regard to society, this not only implies a commitment to abide by national laws and respect local cultures, but also implies a commitment to respect the surroundings and the environment when executing a project. With regard to clients, ARCADIS wants to be a reliable partner who continually works on improving its services through investing in the collective knowledge and skills of its employees. The Company also commits itself to delivering its services under contractual obligations that are not contrary to its independent professional judgment and objectivity

(professional integrity). In addition, full transparency regarding possible conflicts of interest in the execution of our services is provided. With regard to employees, ARCADIS commits itself to be an equal opportunity employer, offering personal development and career opportunities in healthy and safe working conditions. In addition, the General Business Principles contain guidelines for dealing with the provision and acceptance of gifts. The full text of the business principles can be found on ARCADIS’ website (www.arcadis-global.com).

The ARCADIS General Business Principles became effective globally in early 2003. The management of each of the operating companies is responsible for the implementation of the General Business Principles. All employees will be provided with a copy of the principles. The principles stipulate that employees will not be held responsible for the loss of work resulting from abiding by the General Business Principles, nor will they suffer negative consequences if reporting violations of the code. An offense, however, can lead to sanctions up to and including termination of employment with the Company.

The General Business Principles do not offer tailor-made solutions for every dilemma we may encounter in the performance of our jobs. Employees are, therefore, encouraged to recognize and discuss these dilemmas so that, where necessary, management can assume responsibility for the decision. It is through this active integrity policy that we can fulfill our commitment to integrity.

Report by the Executive Board

Outlook

All actions are directed at achieving growth in revenues and profit

The continued economic insecurity has forced companies and governments to reduce investments. In addition, the Dutch market sees sluggish assignment patterns among governmental clients. In the infrastructure market, long-term contracts and large projects provide a firm basis for revenue. Although the large rail infrastructure projects have peaked, additional investments in the upgrading of existing rail infrastructure provide new opportunities for which ARCADIS is particularly well qualified. The good position ARCADIS has in the American environmental market continues to offer opportunities for an increase in market share with government clients, as well as new clients such as the metals and mining industries. In addition, growth is expected in less developed environmental markets such as France and Brazil. In the buildings market, signs of a slight recovery are visible in the United States. The trend in companies to outsource more of their non-core activities offers opportunities for facility management. Recovery in the telecom market is not expected to occur this year, so attention remains focused on niche projects. A new round of property valuations that commenced in the Netherlands and the demand for geographical information systems are expected to positively influence revenue in the communications segment.

The level of coverage of the ARCADIS Pension Fund in the Netherlands at the end of 2002 was above 105%, thereby meeting the requirement of Dutch pension fund authorities for the year. For 2003, the pension premiums for the Dutch operating company are increased by approximately € 6 million. Given the fact that ARCADIS is not unique in this respect, these additional costs will become a component of the Company’s billing rates, in as much as this is commercially viable. In addition, earlier concentrations in our Dutch operations will lead to additional cost savings.

The long-term developments in the markets relevant to ARCADIS offer many opportunities for growth. As a result of the Company’s strong positions in important countries in Europe and North and South America, ARCADIS is well positioned to benefit from these conditions. In the short term, economic and political developments will exert pressure on autonomous growth. Through attentiveness to demand from existing clients and well-directed initiatives, opportunities for growth in such areas as facility management will be pursued. In addition, productivity improvements and cost reductions will ensure that margins remain stable or improve. The negative currency exchange rate effect, which is expected to continue in the 2003 first half, is not expected to be fully offset by growing revenues from acquisitions completed in 2002. Further expansion of activities through well-selected acquisitions will continue to be a priority in 2003. In line with our strategy, all these actions are directed at achieving growth in revenues and profit, but in view of the insecurities mentioned, it is not possible at this point to give specific guidance with regard to the 2003 results.

Arnhem, the Netherlands, March 7, 2003

Executive Board

Report by the Supervisory Board

Annual Financial Statements 2002 The Supervisory Board is pleased to present the annual financial statements and the report by the Executive Board for the financial year 2002 as adopted by the Supervisory Board.

The annual financial statements have been audited and approved by KPMG Accountants N.V., as shown in the auditors’ report on page 77 of this report. The annual financial statements have been extensively discussed with the accountant by the newly installed Audit Committee and in the presence of the Chairman of the Executive Board and the Financial Director. In addition, the annual financial statements were the topic of a discussion of the complete Supervisory Board with the Executive Board and in the presence of the accountant. Based on these discussions, we have the conviction that the annual financial statements meet all the requirements for transparancy and that they form a good basis to account for the supervision we provided.

This year, the dividend policy was again a topic in our deliberations in the Supervisory Board. We agree with the Executive Board’s proposal to earmark € 9.7 million of net income for distribution to shareholders. This represents a dividend of € 0.48 per share. This dividend proposal is consistent with ARCADIS NV’s dividend policy, directed at distribution of 30% to 40% of net income from operations to shareholders. The Executive Board proposes to the General Meeting of Shareholders, subject to approval by the Supervisory Board, to pay this dividend entirely in cash.

In accordance with the law and the Company’s Articles of Association, we recommend that shareholders approve the annual financial statements for 2002. Additionally, we request that shareholders discharge the members of the Executive Board from all liability with respect to the management during 2002 and the members of the Supervisory Board with respect to the supervision of the management during 2002.

Results and strategy

The Supervisory Board is of the opinion that the 2002 results are very statisfactory, given the economic conditions and the developments in the markets relevant to ARCADIS. In mid-2000, the revised strategy was implemented. The core goal of this strategy is to strengthen the profitable growth in the geographical markets in which the Company is already active. In fall 2002, two discussions were held that focused extensively on strategic progress, during which the strategy was evaluated. We support the conclusion that ARCADIS is on track and that the headlines of the strategy can remain in place. These provide a good basis for the future development of the firm. The adjustment of the financial goals for the medium term, in light of the economic conditions, is considered wise. In relation to the strategy, the acquisition policy and possible divestitures were discussed. Tangible acquisition opportunities were discussed with the Executive Board in the early stages of development, whereby strategic and financial aspects were discussed, as well as possible risks. We consider the acquisition of the French company FCI an important strengthening of the European market position.

Corporate governance

The Board realizes that, as a result of several developments in society, attention for the role and functioning for the Supervisory Board has increased. Among other things, this attention is caused by the recommendations that were made at the request of the European Committee by the “Committee Winter,” as well as the Sarbanes-Oxley Act, which was passed in the United States in July 2002. Our Board considers these developments to be a confirmation of the importance of the supervisory role as performed by the Supervisory Board. The consequences for the corporate governance within ARCADIS were discussed extensively a number of times. Among other things, this led to the installation, in January 2003, of an Audit Committee, consisting of three members of our Board. Tasks and operations of this committee have been put into regulations which, in so far as they are acceptable under Dutch law, comply with the demands required by the Sarbanes-Oxley Act. By way of this committee, the Board will be able to optimally perform its supervisory tasks relating to financial reports, the internal controls, and the financial risk management of ARCADIS. In addition, the functioning and applicability of the ‘structure regime’ were evaluated. To bring the governance within ARCADIS in line with international practice, we agree with the Executive Board that the ‘structure regime’ should be abandoned.

Supervision and advice

In 2002, regular discussions took place between the Supervisory Board and the Executive Board about the Company’s operations. During 2002, a total of nine meetings were held with the Executive Board, whereby two meetings were held outside the planned schedule. At these meetings, a number of recurring subjects were discussed, such as the performance of the Company, financial planning, liquidity, business risks, the human resources policy, and developments in the operating companies. In addition, discussions were held about the proposed changes in the Articles of Association of the Company discussed in the Shareholders Meeting in May 2002, which in particular enables the introduction of financing preference shares.

The 2001 financial statements to be submitted to the shareholders, the organization and quality of the financial reporting, specific risks, and the internal management systems were discussed in the presence of the Company’s external auditor.

Special attention was given to the discussions in the Netherlands about possible tendering irregularities in the contracting sector. The Executive Board has informed us about the position of the Company in relation to this. From this, it became clear that the Dutch contracting activities were not entirely clean. Although this only concerns a very small part of the total ARCADIS activities (approximately 1% of gross revenue), we regret this. The measures taken by the Executive Board, have our full support. This concerns particularly the expedited introduction of a set of General Business Principles for all companies belonging to ARCADIS. In relation to this, the Board installed an Integrity Committee from among its members in November 2002. This committee will supervise progress with regard to the implementation and control of the ARCADIS General Business Principles.

In 2002, we met twice without members of the Executive Board being present. In those meetings, the performance of the members of the Executive Board was evaluated. The composition and performance of our own Board was also discussed, as was the profile for possible candidates to fill future vacancies in the Board. The Selection and Remuneration Committee of our Board met twice in the year under report. Discussions related to, among other things, the remuneration of the Executive Board, the criteria for the performance-related remunerations in 2002, the recommendation for performance-related remuneration in 2001, and the granting of stock options under the applicable stock option plans.

In accordance with existing arrangements, members of our Board have attended two meetings with the Central Works Council. Developments in the Dutch businesses were the topic of discussion in these meetings.

In August 2002, we visited the offices of the German operating company in Berlin. This also included a project visit to the Olympic Stadium Berlin which is currently being renovated and for which ARCADIS is delivering technical assistance. Following this visit, we exchanged ideas with management and employees on business performance and future expectations of this operating company.

Shareholders’ Meeting

On May 16, 2002, the Annual General Meeting of Shareholders was held. In this meeting, the Shareholders, among other things, approved the 2001 financial statements, the authorizations to issue (rights to) and to purchase ARCADIS NV shares, as well as the introduction of the ARCADIS NV 2002 US Employee Share Participation Plan. A proposal for a change in the Articles of Association of the Company was decided in a Special General Meeting of Shareholders which was held on June 5, 2002 because the required quorum was not met on May 16, 2002.

Composition of the Supervisory Board

Following the General Meeting of Shareholders on May 16, 2002, Mr. R.W.F van Tets was appointed a member of the Supervisory Board. Mr. Van Tets will fill the vacancy that opened at the Annual Meeting of May 23, 2001 when Mr. D. Luteijn stepped down. In the same meeting, Mr. C. Espinosa de los Monteros and Mr. R.A. Webber were reappointed as members of the Board.

In accordance with the reappointment schedule approved by our Board, Mr. L.M van Leeuwen and Mr. A.A. van der Louw will step down as members of the Supervisory Board immediately after the Annual General Meeting of Shareholders to be held in the year 2004. Because of the long period that these gentlemen have been members of the Board, they have decided not to make themselves available for re-election.

With an eye to the two vacancies that will arise in May 2004, it is proposed to appoint Mr. G. Ybema a member of the Supervisory Board during the Annual General Meeting of Shareholders on May 14, 2003. Further information on Mr. Ybema will be made available in the Agenda for the Shareholders Meeting.

Word of thanks

The past year marked a lot of energetic work devoted to the further implementation of the strategy that was introduced in mid-2000. In many places in the Company, the worsening economic conditions required extra efforts to meet pre-set goals. We, therefore, express our great appreciation to the members of the Executive Board and all employees for their efforts, as well as for the results that were achieved in the past year.

Arnhem, 7 March 2003

On behalf of the Supervisory Board

prof. dr. Luck van Leeuwen, Chairman

Information on members of the Supervisory and Executive Boards, Staff Directors and Senior Management Committee

Supervisory Board

Professor Luck M. van Leeuwen Ph.D. (1933),

Chairman

Audit Committee, Selection and Remunera-tion Committee, Integrity Committee Dutch nationality, term 1991-2004 Current position: Professor at University of Brabant. Previous positions: Chairman Executive Board Assurantieconcern Stad Rotterdam anno 1720 (1979-1994); Member Netherlands Senate (1987-1999) Non-executive board functions: • Berenschot Holding N.V. • Betonson Beheer N.V. • International Advisory Board Fortis • Colonnade N.V. • Van Nieuwpoort Beheer N.V. • Advisory Board Instituut voor Bedrijfskundigen (IBO) • Arenthals Grant Thornton, Accountants and tax advisors • Foundation Economic Cooperation Netherlands and Emerging Countries (SENO) • Foundation Administration Office Shares Royal Volker Wessels Stevin N.V.

Carlos Espinosa de Los Monteros (1944)

Selection and Remuneration Committee Spanish nationality, term 1998-2006 Current position: Chairman and CEO Mercedes Benz España S.A. and DaimlerChrysler España Holding. Previous positions: Chairman IBERIA Airlines (1983-1985). Non-executive board functions: • Acciona S.A. • Inditex S.A. (Zara) • Gonzalez Byass S.A.

Andre A. van der Louw (1933)

Integrity Committee

Dutch nationality, term 1986-2004 Previous Positions: Chairman Dutch National Broad-casting Corporation; Member Dutch Parliament (1970-1971) and (1982-1983); Minister of Culture, Recreation and Social Work (1981-1982); Mayor City of Rotterdam (1974-1981) Non-executive board functions: • Stadion Feijenoord

Jan Peelen M.Sc. (1940)

Selection and Remuneration Committee

Dutch nationality, term 2000-2004 Previous positions: Member Executive Committee Unilever; several management positions within Unilever or subsidiary companies thereof Non-executive board functions: • Albron BV • Friesland Coberco Dairy Foods • Buhrmann NV • VVAA Group BV • Wageningen University and Research Centre • National Regie-Orgaan Genomics

Ross A. Webber Ph.D. (1934)

Audit Committee

U.S. nationality, term 1993-2006 Current position: Emeritus Professor Wharton School of University of Pennsylvania. Previous positions: Vice President University of Pennsylvania (1981-1986), Chairman Management Department Wharton School (1991-1995). Non-executive Board functions: • American Water Works Co., Inc. • New Jersey-American Water Company

Rijnhard W.F. van Tets (1947)

Audit Committee

Dutch nationality, term 2002-2006 Current position: Advisor to the Executive Board of ABN AMRO Bank (2002). Previous positions: Banque Europeenne de Credit (Brussels) and Societe Generale (Paris) (1973-1975). Sogon Swiss and First Boston Corporation (New York: 1975-1983). Member of the Executive Board of ABN AMRO Bank (1988-2002). Non-executive Board functions: • International Securities Market Association (Chairman) • Foundation Holland Casino • Reliant Energy Europe B.V. • Wegener N.V. (Chairman) • Foundation Company Pensionfund Building Industry (Chairman) • Foundation Verenigd Bezit • Foundation Kasteel de Haar

Executive Board

Harrie L.J. Noy M.Eng. (1951), Chairman

Dutch nationality Current position: Chairman Executive Board since 2000 Previous positions: worked for ARCADIS in various (management) positions throughout his career, most recently as Member Executive Board Non-executive board functions: • Civieltechnisch Centrum Uitvoering Research en Regelgeving (CUR) • Foundation Habiforum • Executive Board VNO-NCW • Advisory Board Euronext • Dutch-German Chamber of Commerce

Steven B. Blake M.Sc.Hydrology (1956)

U.S. nationality

Current position: Member Executive Board since 1999 Previous positions: before joining ARCADIS, held positions at Spill & Tank Management and Engineering Enterprises Non-executive board functions: • Construction Industry Roundtable • U.S. National Water Well Association • Federal Relations Committee - CIRT

C. Michiel Jaski M.Sc.Hydrology (1959)

Dutch nationality Current position: Member Executive Board since 2000 Previous positions: before joining ARCADIS, held positions at Shell and Philips

Jan Zijlstra M.Eng. (1946)

Dutch nationality Current position: Member Executive Board since 1999 Previous positions: worked for ARCADIS in various (management) positions throughout h is career, most recently as managing director ARCADIS Bouw/Infra Non-executive board functions: • ONRI – Organization for Consulting and Engineering Firms • Foundation Toekomstbeeld der Techniek • Foundation P3&BI • Railforum • Foundation KNHM

Staff Directors

Hans van Dord M.Eng. (1944)

Dutch nationality

Director Corporate Development since 2000

Henk W.M.W. ten Cate RA (1953)

Dutch nationality

Corporate Director Finance since 2001

Wim G.M. Rupert M.Sc. (1945)

Dutch nationality

Director Human Resources since 1994

Craig E. Eisen M.Sc. (1951)

U.S. nationality

Director Mergers and Acquisitions since 2002

Members of the Senior Management Committee

Financial Statements 2002

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31 AFTER PROFIT APPROPRIATION

amounts in thousands of euros

	2002 in US$	2002	2001

Assets
Fixed assets
Intangible fixed assets(1)	13,276	12,659	7,590
Tangible fixed assets(2)	43,156	41,152	37,753
Financial fixed assets(3)	10,033	9,567	6,420
Total fixed assets	66,465	63,378	51,763

Current assets
Inventories(4)	22,536	21,489	27,522
Receivables(5)	215,714	205,697	186,981
Cash and cash equivalents(6)	55,841	53,248	43,679
Total current assets	294,091	280,434	258,182

Total	360,556	343,812	309,945

Equity and liabilities

Shareholders’ equity
Share capital	1,063	1,014	1,014
Additional paid-in capital	36,774	35,066	34,954
Revaluation reserve group companies	15,270	14,561	14,561
Other reserves	77,938	74,318	74,283
Total shareholders’ equity(7)	131,045	124,959	124,812
Minority interest(8)	7,482	7,135	6,125

Total group equity	138,527	132,094	130,937

Provisions(9)	14,196	13,537	13,052
Long-term debt(10)	28,909	27,566	22,006
Current liabilities (11)	178,924	170,615	143,950

Total	360,556	343,812	309,945

Exchange rate balance sheet data US$ 1.00 = € 0.95356 (December 31, 2002).

CONSOLIDATED STATEMENT OF INCOME

amounts in thousands of euros unless otherwise stated

	2002 in US$	2002	2001

Net sales	775,076	817,095	806,149
Change in work in progress	260	2,042	(8,792)

Gross revenue	775,336	819,137	797,357
Materials, services of third parties and subcontractors	(229,159)	(241,358)	(233,911)

Net revenue	546,177	577,779	563,446
Operational cost	(490,312)	(518,913)	(509,178)
Depreciation	(15,094)	(15,945)	(15,423)

Operating income	40,771	42,921	38,845
Financing items net	(2,110)	(2,215)	(2,657)

Income from operations before taxes	38,661	40,706	36,188
Taxes	(13,647)	(14,427)	(12,509)

Income of consolidated companies from operations after taxes	25,014	26,279	23,679
Income of non-consolidated companies and long-term investments	660	660	542

Group income from operations after taxes	25,674	26,939	24,221
Amortization of goodwill	(186)	(191)	(64)
Minority interest	(1,952)	(2,080)	(1,025)

Net income excluding extraordinary items	23,536	24,668	23,132
Extraordinary items after taxes	—	—	1,952
Net income	23,536	24,668	25,084

Net income from operations	23,722	24,859	23,175

Earnings per share from operations (in euros)
Basic	1.16	1.22	1.14
Diluted	1.15	1.21	1.13

Net earnings per share (in euros)
Basic	1.15	1.21	1.24
Diluted	1.14	1.20	1.23

Weighted average number of shares used to
compute earnings per share
Basic		20,290,758	20,279,999
Diluted		20,356,675	20,337,576

Exchange rate income data US$1.00 = € 1.14048 (1st quarter), €1.08978 (2nd quarter), € 1.01667 (3rd quarter) and € 1.00070 (4th quarter).

CONSOLIDATED CASH FLOW STATEMENT

amounts in thousands of euros

	2002 in US$	2002	2001
Cash flow from operating activities
Net income	23,536	24,668	25,084
Depreciation and amortization	15,280	16,136	15,487

Cash flow	38,816	40,804	40,571
Minority interest	1,952	2,080	1,025
Non-consolidated companies	(382)	(364)	296
Changes in inventories	3,532	3,368	2,045
Changes in receivables	(5,365)	(5,116)	4,520
Changes in provisions	(1,371)	(1,307)	3,430
Changes in current liabilities	6,609	6,302	(2,182)

Net cash provided by operating activities(12)	43,791	45,767	49,705

Cash flow from investing activities
Investments in (in)tangible fixed assets	(14,886)	(14,195)	(15,334)
Divestments of (in)tangible fixed assets	977	932	1,913
Investments in consolidated companies	(11,795)	(11,247)	(2,834)
Divestments of consolidated companies	(38)	(36)	(1,425)
Investments in non-consolidated companies
and other financial fixed assets	(5,400)	(4,992)	(2,869)
Divestments of non-consolidated companies
and other financial fixed assets	1,566	1,493	7,018
Purchase own shares	(3,217)	(3,225)	—

Net cash used in investing activities	(32,793)	(31,270)	(13,531)

Cash flow from financing activities
Issued shares(13)	117	112	77
New long-term debt(12)	7,266	6,929	867
Repayment of long-term debt(12)	(1,577)	(1,504)	(1,097)
Changes in short-term borrowings	3,326	3,172	(2,903)
Dividends paid(14)	(9,776)	(9,322)	(8,138)

Net cash used in financing activities	(644)	(613)	(11,194)

Exchange rate differences	(4,525)	(4,315)	379
Translation differences of income items	4,205
Total exchange rate differences	(320)	(4,315)	379

Total increase	10,034	9,569	25,359
At beginning of year	38,494	43,679	18,320
Conversion difference January 1 amount	7,313

At end of year	55,841	53,248	43,679

VALUATION PRINCIPLES

Consolidation

The financial statements include the accounts of ARCADIS NV and its group companies. Group companies are companies over which ARCADIS NV directly and/or indirectly has control. 100% of the operations of group companies are included with the minority interest in group equity and group income shown separately. The exception to this rule are the financial statements of the 50% interest in Grupo EP SA, which are consolidated proportionately.

Conversion of foreign currencies

For balance sheet accounts, amounts in foreign currencies are converted into euros at rates of exchange on the respective balance sheet dates. For statement of income data, amounts in foreign currencies are converted into euros at the average quarterly exchange rates over the respective reported period. Exchange rate differences are included in income, except those arising from the conversion of equity of subsidiaries outside the euro countries, which are directly added to or deducted from equity.

Principles of valuation of assets and liabilities

Goodwill

Goodwill represents the amount paid on acquisition of participations in excess of the net equity value calculated in accordance with the valuation principles of ARCADIS NV. Goodwill paid in the years up to and including 2000 was charged directly to equity. Goodwill paid from 2001 onward for new acquisitions is capitalized and amortized, based on its estimated economic life.

Intangible fixed assets

Software is valued at historical cost. Annual depreciation is 20% to 33%, unless software becomes obsolete, in which case the entire book value is written off.

Tangible fixed assets

Real estate is valued at historical cost. The level of annual depreciation of buildings is determined by the estimated economic life and amounts in general to 3% of the book value at the beginning of the year. Land and rural properties are not depreciated.

Furniture and fixtures are valued at historical cost. Historical cost is reduced by annual depreciation, based on the estimated economic life. For furniture and fixtures, annual depreciation is 12% to 33% of historical cost.

Financial fixed assets

Non-consolidated companies in which ARCADIS has significant influence are valued at net equity value. Non-consolidated companies in which ARCADIS does not have significant influence and long-term receivables are valued at purchase price. If necessary, a deduction is made for permanent devaluation.

Inventories

Goods for resale, raw materials, and supplies are valued at the lower of cost or market value on balance sheet date.

Work in progress is valued at full cost price of the work performed per project, less advances, and increased by the related share of expected profit on the project, calculated according to the percentage-of-completion method, in which the actual full costs are calculated as percentage of the expected costs up to the end of the project. Included in this cost price is a systematically determined surcharge for indirect costs. When valuing work in progress, provisions are made for expected losses on current projects, which are calculated up to the completion of the project. Furthermore, projects for which no final confirmation of order has been received are valued at zero.

Receivables

Outstanding amounts due from customers for deliveries and work performed have been included under ‘Receivables’ and are valued at nominal value, less provisions for doubtful debts or for debts which are outstanding for longer periods than is generally accepted in the respective countries.

Provisions

Provisions are calculated at nominal value, except for provisions for pensions and similar obligations, which in principle are based on actuarial calculations.

Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at current rates.

Others

Other assets and liabilities are stated at nominal value.

Method of determination of income

Gross revenue

Net sales is the total amount charged to customers, less sales-related taxes. To provide a correct presentation of the Company’s activities, net sales are adjusted for changes in work in progress. The change in work in progress includes the results of the current projects.

Profits on projects are recorded according to the percentage-of-completion method. Losses, calculated up to the completion of the project, are recorded as soon as the loss situation is known. The balances of the projects on which no final confirmation of order has been received are charged to income.

Materials, services of third parties and subcontractors

This amount represents all project-related costs of materials and services charged by third parties including the costs of subcontractors.

Operational cost

All costs in relation to employees, as well as non-project-related out-of-pocket expenses are taken into account as operational cost in the year to which these items relate.

Depreciation

Depreciation of buildings is calculated on the basis of the book value at the beginning of the year. For software, furniture and fixtures the level of depreciation is determined by the estimated economic life and the historical cost is taken as the basis.

Taxes

Income taxes comprise both current and deferred taxes. No taxes are charged to profits to the extent that they can be offset against losses in prior years. Taxes are deducted from losses to the extent that they can definitely be offset against taxes on profits in prior years.

Income from non-consolidated companies

The proportionate share in earnings from non-consolidated participations is accounted for in the year these earnings are booked by those participations. For non-consolidated companies in which ARCADIS does not have significant influence, annual dividends received are included in income.

Other

Non-project-related costs, financing income/expenses and extraordinary items are accounted for in the year to which these items relate.

Earnings per share

Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and exercisable options outstanding during the period, as far as the exercise price of these options is lower than the share price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General

The Company’s statement of income has been condensed in accordance with article 402 Book 2 of the Dutch Civil Code. All amounts shown in the financial statements are in thousands of euros unless otherwise indicated.

The results of companies acquired in 2002 have been incorporated in the financial statements from the date of acquisition. The results of companies sold in 2002 have been incorporated in the financial statements until the date of sale.

Group companies

In accordance with articles 379, 392 and 414, Book 2 of the Dutch Civil Code, the list of subsidiaries is filed with the Chamber of Commerce in Arnhem.

Consolidated interests

Only the major consolidated companies are listed below, stating the country in which they are domiciled, if outside the Netherlands.

ARCADIS Ruimtelijke Ontwikkeling BV, (100%) Arnhem

ARCADIS PlanRealisatie BV, (100%) Arnhem

ARCADIS Bouw & Vastgoed BV, (100%) Nieuwegein

ARCADIS Infra BV, (100%) Amersfoort

ARCADIS Geo- en Vastgoedinformatie BV, (100%) Arnhem

ARCADIS Deutschland GmbH, (100%) Darmstadt, Germany

ARCADIS Belgium NV, (100%) Deurne, Belgium

ARCADIS FC International SA, (100%) Paris, France

Grupo EP Ingenieria y Servicios Integrales SA, (50%) Madrid, Spain

ARCADIS G&M Inc., (100%) Denver, Colorado, USA

ARCADIS Geotecnica Consultores SA, (67%) Santiago, Chile

ARCADIS Logos Engenharia SA, (50% + 1 share) São Paulo, Brazil

ARCADIS Euroconsult BV, (100%) Arnhem

Changes in consolidated interests

In 2002 among others the following interest was acquired and consolidated for the first time:

ARCADIS FC International SA (100%) Paris, France (owned by

ARCADIS Holding FRANCE SAS as of the third quarter 2002).

NOTES TO THE CONSOLIDATED BALANCE SHEET

amounts in thousands of euros

(1) Intangible fixed assets	Goodwill	Software	Total
Balance at January 1, 2002
Purchase price	1,673	13,389	15,062
Accumulated depreciation	64	7,408	7,472
Book value	1,609	5,981	7,590

Changes as a result of
Investments	7,391	1,079	8,470
(De)consolidations	—	226	226
Divestments	—	(99)	(99)
Depreciation	(191)	(2,718)	(2,909)
Exchange rate differences	(465)	(154)	(619)
	6,735	(1,666)	5,069

Balance at December 31, 2002
Purchase price	8,599	13,381	21,980
Accumulated depreciation	255	9,066	9,321
Book value	8,344	4,315	12,659

(2) Tangible fixed assets	Land and buildings	Furniture and fixtures	Rural properties*	Total

Balance at January 1, 2002
Purchase price	6,614	109,143	139	115,896
Accumulated depreciation	2,014	76,129	—	78,143
Book value	4,600	33,014	139	37,753

Changes as a result of
Investments	462	12,654	—	13,116
(De)consolidations	3,155	2,697	—	5,852
Divestments	—	(717)	(99)	(816)
Depreciation	(387)	(12,840)	—	(13,227)
Exchange rate differences	—	(1,526)	—	(1,526)
	3,230	268	(99)	3,399

Balance at December 31, 2002
Purchase price	10,251	101,523	40	111,814
Accumulated depreciation	2,421	68,241	—	70,662
Book value	7,830	33,282	40	41,152

* Property not required for business operations.

At December 31, 2002, the book value of tangible fixed assets, financed by financial lease, was € 1,847 (2001 € 1,895.)

(3) Financial fixed assets		2002		2001

Non-consolidated companies
Balance at January 1		2,173		2,443
Changes as a result of
Equity share in income	660		542
Acquisitions	1,809		1,389
(De)consolidations	—		(144)
Sale of participations	(806)		(4,650)
Received dividends	(297)		(838)
Reclassification	(480)		3,440
Other changes and exchange rate differences	(119)		(9)
		767		(270)
Balance at December 31		2,940		2,173

Receivables from non-consolidated companies
Balance at January 1		569		2,573
Changes as a result of
New receivables	821		628
(De)consolidations	—		(49)
Received	(18)		(12)
Reclassification	480		(2,571)
Other changes and exchange rate differences	(412)		—
		871		(2,004)
Balance at December 31		1,440		569

Other receivables
Balance at January 1		3,678		5,458
Changes as a result of
Acquisitions	806		132
New receivables	2,098		1,206
Received	(622)		(2,335)
Reclassification	—		(869)
Other changes and exchange rate differences	(773)		86
		1,509		(1,780)
Balance at December 31		5,187		3,678

Total financial fixed assets		9,567		6,420

(4)                                 Inventories

	2002	2001
Goods for resale	178	233
Raw materials and supplies	95	170
Work in progress	21,216	27,119
	21,489	27,522

Work in progress (in millions of euros)	2002	2001
Billings lower than costs + results	54	66
Billings exceeding costs + results	33	39
	21	27
Amount of advances received	7	7
Amount of retentions	1	1

The sum of work being performed, valued at cost, and the proportional part of the expected profits of the related projects, less provisions regarded as necessary, as described before, amounts to approximately € 580 million (2001: approximately € 536 million). Advances amount to approximately € 559 million (2001: approximately € 509 million).

(5)                                 Receivables (items maturing within one year)

	2002	2001
Trade receivables	184,401	166,597
Receivables from non-consolidated companies	3,356	3,204
Other receivables and prepaid expenses	17,940	17,180
	205,697	186,981

(6)                                 Cash and cash equivalents

	2002	2001
Money on deposit	737	1,221
Bank and cash	52,511	42,458
	53,248	43,679

At the end of 2002, an amount of € 0.3 million was not freely available.

(7)                                 Shareholders’ equity

For more detailed information about composition and changes in the shareholders’ equity of ARCADIS NV, we refer to the notes to the Company balance sheet.

(8)                                 Minority interest

		2002		2001
Balance at January 1		6,125		4,484
Changes as a result of
Share in net income	2,080		1,025
Acquisitions	1,520		711
Capital increase	21		563
Paid dividend	(397)		(231)
Exchange rate differences	(2,396)		(382)
Other changes	182		(45)
		1,010		1,641
Balance at December 31		7,135		6,125

(9)                                 Provisions

	Deferred Taxes	Pension	Others	Total
Balance at January 1, 2002	8,183	2,090	2,779	13,052
Change as a result of
(De)consolidations	—	848	2,008	2,856
Additions	113	747	1,136	1,996
Deductions	(1,944)	(288)	(1,054)	(3,286)
Exchange rate differences	(741)	(292)	(48)	(1,081)
Balance at December 31, 2002	5,611	3,105	4,821	13,537

The provision for deferred taxes is almost completely based on the fact that the projects are valued according to the percentage-of-completion method. The terms vary per project, but in total the nature is long-term. The provision for pension obligations are taken by foreign group companies based on local labor conditions. The other provisions consist largely of a provision for planned reorganizations, restructuring, and litigation, and mostly are of a long-term nature.

	2002	2001
(10) Long-term debt
Bank loans (interest rates between 3.5% and 7.2%)	26,388	20,924
Financial lease contracts (interest rates between 4.08% and 6.8%)	1,080	986
Other long-term debt (interest rates between 0% and 9.75%)	1,117	873
Subtotal	28,585	22,783
Current portion	1,019	777
	27,566	22,006

Aggregate maturities of long-term debt are as follows:
2004	7,362
2005	328
2006	18,299
2007	148
after 2007	1,429
27,566

The weighted average interest rate for 2002 and 2001 on interest-bearing debt was 5.7% and 6.1%, respectively.

	2002	2001
(11) Current liabilities
Current portion of long-term debt	1,019	777
Bank overdrafts	15,026	10,659
Suppliers	64,351	66,562
Corporate taxes	10,136	2,305
Other taxes and social security contributions	27,322	11,860
Dividends	9,742	8,925
Other liabilities and accrued expenses	43,019	42,862
	170,615	143,950

The total short-term credit facilities amount to approximately € 137 million. For a small portion of the available credit facilities, current receivables and other assets have been pledged.

Commitments and contingent liabilities

Banks have issued guarantees up to the amount of € 28.9 million (2001: € 28.1 million). Commitments on account of rent and operational lease contracts amount to € 134.6 million (2001: € 106.0 million), of which € 29.9 million matures in 2003. This includes an amount of € 9.4 million for lease contracts for cars. The duration of the rent and lease contracts is approximately 4 years. The amount of € 34.4 million has a maturity date of more than 5 years.

Litigation

ARCADIS NV and its group companies are from time to time involved in litigation issues, all of which are contested. Also based on legal advice, management believes that the outcome of pending cases will not have a material effect on the consolidated financial condition of ARCADIS NV.

Guarantees

As a partner in a number of limited liability companies, ARCADIS is liable for the contractual obligations these companies enter into. The risk pertaining to these obligations amounted to € 1.3 million (2001: € 1.3 million).

Financial instruments

There is only a limited risk that net cash flow, denominated in the currencies in which the operating companies perform their purchasing and selling activities, will be negatively influenced by exchange rate changes. As in 2001, at the end of 2002, no financial instruments have been used to cover these currency risks.

No financial instruments are used to cover the risk associated with the conversion into euros of equity and income from foreign operations and non-consolidated companies outside the euro-zone.

In principle, ARCADIS manages interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, provisions, and long-term debt. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on the ARCADIS interest risk profile, no financial instruments were used during 2002 (as well as 2001) to cover the risk.

In view of the short-term turnaround times involved, the book value of the fixed and current assets, and of the current liabilities approximate fair value. The fair value of ARCADIS’ long-term debt does not materially differ from the carrying value.

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

amounts in thousands of euros

Segment information

Presented below is the geographical segmentation which coincides with the Company's reporting structure. There is almost no differentiation in the type of services provided by the various group companies.

	The Netherlands		Europe		North and South America		Other regions		Eliminations		Consolidated

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Gross revenue	297.3	306.1	178.8	144.2	291.6	309.5	51.5	37.5	819.1	797.4
Between regions	4.7	4.5	1.3	1.1	0.2	0.1	—	0.2	(6.2)	(5.9)	—	—
Total revenue	302.0	310.7	180.0	145.3	291.8	309.6	51.5	37.8	(6.2)	(5.9)	819.1	797.4
Materials, services of
third parties and
subcontractors	74.9	74.0	61.0	47.9	86.2	95.0	25.5	20.3	(6.2)	(3.3)	241.4	233.9
Net revenue	227.1	236.7	119.1	97.3	205.5	214.5	26.0	17.4	—	(2.6)	577.8	563.4
Operating costs regions	202.4	210.0	108.5	89.8	183.7	194.2	24.4	16.8	(2.6)	518.9	508.2
Depreciation regions	7.9	8.7	3.3	2.6	4.4	4.9	0.4	0.2	15.9	16.4
Operating Income	16.9	18.0	7.4	5.0	17.5	15.4	1.2	0.4	—	—	42.9	38.8
Financing items net											(2.2)	(2.7)
Income of non-consolidated companies	0.2	0.3	0.1	0.0	0.4	0.4	0.0	(0.1)			0.7	0.5
Taxes											(14.4)	(12.5)
Group income from operations after taxes											26.9	24.2
Amortization goodwill											(0.2)	(0.1)
Minority interest											(2.1)	(1.0)
Net income excluding extraordinaries											24.7	23.1

Total assets	225.4	235.5	115.8	72.9	96.4	105.8	19.5	10.7	(113.2)	(115.9)	343.8	308.9
Total fixed assets	(5.7)	0.3	7.8	1.4	7.2	4.6	0.2	0.1			9.6	6.4
Total liabilities	100.2	110.4	126.5	85.1	46.3	52.0	14.3	9.0	(75.6)	(77.4)	211.7	179.0
Total investments	5.2	7.9	3.4	2.4	5.5	5.0	0.1	0.1			14.2	15.3
Total number of FTEs	2,772	2,831	2,988	2,333	2,403	2,312	340	182			8,503	7,658

Operating costs	2002	2001
Salaries and wages	301,935	296,137
Social charges	42,903	39,504
Pension and early retirement charges	11,014	8,621
Other personnel costs including temporary labor	57,555	60,138
Total personnel cost	413,407	404,400
Other operational cost	105,506	104,778
	518,913	509,178

The average number of employees in 2002 was 8020              (2001: 7619). The headcount includes the total number of employees of proportionately consolidated companies.

Financial position Pension Fund

Due to the sharp decreases in share prices on the stock exchanges, the coverage rate (the value of plan assets as percentage of benefit obligations) of Stichting Pensioenfonds ARCADIS Nederland (SPAN) has reduced for a number of consecutive years. At December 31, 2002, the coverage rate was 105.2% This is at the level of the minimum coverage rate of 105%, required by the PVK (external supervisor). The board of the pension fund, has, in dialogue with the PVK, determined a plan to strengthen the financial position of the fund. For the Dutch group company this implies an increased pension premium in 2003 of € 6 million.

Financial income and expenses	2002	2001
Interest and similar income	2,655	3,368
Interest and similar expenses	(4,870)	(6,025)
	(2,215)	(2,657)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

amounts in thousands of euros

Extraordinary income

In 2001, the participations in Analytico BV and Sageos SA were sold. Agreement was reached on the sale of a real estate property in the Netherlands. In the profit and loss account, a pretax profit of € 4.3 million was taken into account, and after taxes, this profit amounted to € 4.2 million.

For the restructuring of the property valuation activities, a provision of € 3.5 million before taxes was taken in 2001, which resulted in an after tax amount of € 2.2 million.

Income taxes

ARCADIS NV and its wholly-owned Dutch group companies constitute a single fiscal unit for income taxes. The weighted average tax rate on the income from  operations was 35.4% (2001: 34.6%) and was by approximately 0.4%-point (2001: approximately 4%-points) decreased because of non-taxable profits. The difference between the operational tax rate and the effective tax rate in 2001 was mainly caused by the above-mentioned extraordinary gain on the sale of assets.

			2002			2001
Explanation effective tax rate	Gross amount	Taxes	In%	Gross amount	Taxes	In%
Income from operations	40,705	14,427	35.4%	36,188	12,509	34.6%
Income from non-consolidated companies	661	—	—	542	—	—
Amortization of goodwill	(191)	—	—	(64)	—	—
Extraordinary profits	—	4,286	91	2.1%
Extraordinary losses	—	—	—	(3,451)	(1,208)	35.0%
	41,175	14,427	35.0%	37,501	11,392	30.4%

Nominal tax rate in the Netherlands			34.5%			35.0%
Foreign tax rate differences			2.7%			2.9%
Utilization of loss carry forwards			(1.0% )			(2.7% )
New loss carry forwards			0.4%			0.3%
Settlements			(0.9% )			--
Non taxable items			(0.7% )			(5.1% )
Effective tax rate			35.0%			30.4%

The consolidated cash flow statement compares the balance sheet at January 1 with December 31. Changes in the balance sheet items caused by new consolidations, deconsolidations, and changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented net of cash.

(12)                          Operational cash flow

	Inventories	Receivables	Provisions	Long-term debt	Current liabilities
Changes in balance sheet	(6,033)	18,716	485	5,560	26,665
Eliminations
Exchange rate differences	3,527	11,997	1,068	350	7,707
(De)consolidations	(803)	(25,015)	(2,860)	(692)	(23,504)
Other non-operational changes	(59)	(582)	207	(199)
Bank overdrafts					(4,367)
Operational change 2002	3,368	(5,116)	(1,307)	5,425	6,302

(13)                          Issued shares

	2002	2001
ARCADISNV stock purchase plans	37	77
ARCADIS NV option plans exercised	75	—
	112	77

(14)                          Dividends paid

	2002	2001
Paid to shareholders of ARCADIS NV	8,925	7,907
Paid to minority shareholders of consolidated companies	397	231
	9,322	8,138

Company Balance Sheet as at December 31 after profit appropriation amounts in thousands of euros

	2002	2001
Assets
Fixed assets
Intangible fixed assets (15)	1,261	1,953
Tangible fixed assets (16)	377	537
Financial fixed assets (17)	80,579	70,502

Current assets
Receivables (18)	62,869	53,236
Cash and cash equivalents	17,697	28,218
Total	162,783	154,446

Equity and liabilities

Shareholders’ equity
Share capital (19)	1,014	1,014
Additional paid-in capital (20)	35,066	34,954
Revaluation reserve group companies (21)	14,561	14,561
Other reserves (22)	74,318	74,283
	124,959	124,812

Long-term debt (23)	18,151	18,151
Current liabilities (24)	19,673	11,483
Total	162,783	154,446

Company Statement of Income

amounts in thousands of euros

	2002	2001
Net income subsidiaries	22,376	19,723
Other results	2,292	5,361

Net income	24,668	25,084

Notes to the Company Balance Sheet

amounts in thousands of euros

General

The valuation principles, the conversion of foreign currencies, and the method of determination of income are the same as those used in the consolidated financial statements.

(15) Intangible fixed assets (software)

Balance at January 1, 2002
Purchase price	3,225
Accumulated depreciation	1,272
Book value	1,953

Changes as a result of
Investments	44
Depreciation	(736)
Total changes	(692)

Balance at December 31, 2002
Purchase price	3,269
Accumulated depreciation	2,008
Book value	1,261

(16) Tangible fixed assets (furnitures and fixtures)

Balance at January 1, 2002
Purchase price	1,368
Accumulated depreciation	831
Book value	537

Changes as a result of
Investments	152
Depreciation	(312)
(160)

Balance at December 31, 2002
Purchase price	1,520
Accumulated depreciation	(1,143)
Book value	377

(17) Financial fixed assets

	2002	2001
Subsidiaries
Balance at January 1	70,502	83,366
Changes as a result of
Share in income	22,376	19,723
(De)consolidations	(748)	(8,658)
Loans	8,003	—
Goodwill	—	(731)
Exchange rate differences	(11,783)	2,143
Dividends received	(10,700)	(25,100)
Other changes	2,929	(241)
	10,077	(12,864)
Balance at December 31	80,579	70,502

(18) Receivables

	2002	2001

Receivables from group companies	62,486	52,533
Other receivables	383	703
	62,869	53,236

Shareholders’ Equity
(19) Share capital

The Company’s authorized share capital amounts to € 5,000,010 divided into 40,000,000 shares of common stock, 50,000,000 shares of cumulative preferred stock, and 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each) and 200 priority shares, all with a nominal value of € 0.05 each. At December 31, 2002, issued and outstanding are 20,296,674 shares of common stock and 200 priority shares.

ARCADIS NV has specific employee stock options plans for its American employees. At December 31, 2002, 676,024 (2001: 691,515) options were outstanding. These can be exercised at prices ranging from US$ 6.75 and US$ 11.50 (2001: US$ 6.75 and US$ 11.50); the average exercise price is US$ 8.80  (2001: US$ 8.79). In June 2002, out of these plans 35,000 options were granted with the exercise price of US$ 9.44. During 2002, 7,993 options were exercised (2001: 0) with exercise prices of US$ 8.58 and US$ 9.125; while 42,498 options with exercise prices ranging from US$ 6.75 and US$ 11.50 were cancelled. The closing price of ARCADIS shares on NASDAQ on December 31, 2002, was US$ 8.38  (2001: US$ 8.390). One option entitles the holder to one share. On December 31, 2002, option holders had the opportunity of exercising  368,874 options at prices ranging from US$ 6.75 to US$ 11.00.

As from 2001, a new worldwide option plan was introduced for the senior management of the Company. In May 2002, based on this plan, 254,100 options were granted with an exercise price of € 10.79. For a detailed description of the options plans, we refer to page 82 ‘Option and share purchase plans’. In May 2002, the Company repurchased 300,000 shares against a price of € 10.75; these shares are to cover the options granted. This temporary repurchase has been deducted from the Other reserves.

(20) Additional paid-in capital

	2002	2001
Balance at January 1	34,954	34,877
Changes as a result of
Changes due to stock participation plans	112	77
Balance at December 31	35,066	34,954

(21) Revaluation reserve group companies

The valuation of group companies is based on the Company’s usual valuation principles. This resulted in a revaluation reserve of € 14.6 million for the group companies acquired in 1982.

(22) Other reserves

		2002		2001
Balance at January 1		74,283		56,696
Changes as a result of
Profit appropriation	14,926		16,159
Goodwill	—		(731)
Own share purchase for granted options	(3,225)		—
Exchange rate differences	(11,666)		2,159
		35		17,587
Balance at December 31		74,318		74,283

(23) Long-term debt

	2002	2001
Bank loans (interest rates between 6.1% and 6.2%)	18,151	18,151
	18,151	18,151

The long-term debts have a maturity date in 2005.

(24) Current liabilities

	2002	2001
Bank overdrafts	—	1,495
Suppliers	1,152	541
Corporate taxes	(1,465)	(3,024)
Taxes and social security contributions	8,270	1,093
Dividend	9,742	8,925
Payable to group companies	—	146
Other liabilities	1,974	2,307
	19,673	11,483

The short-term credit facilities amount to € 110 million. No current receivables or other assets have been pledged.

Commitments and contingent liabilities

The Company is part of the fiscal unit ARCADIS NV. Therefore, the Company is severally liable for tax liabilities of the fiscal unit as a whole.

NOTES TO THE COMPANY STATEMENT OF INCOME

Net income subsidiaries

Net income of subsidiaries is the share of ARCADIS NV in the results of its subsidiaries.

Remuneration of directors and non-executive directors

In 2002, an amount of € 1,752,000  (2001: € 1,636,000) was charged to the Company for remuneration of directors including pension charges. Besides that, directors received 48,000 (2001: 108,750) options which can be exercised after three years against € 10.79 per option. In the schedule below, a specification per Executive Board member is given for the salary, bonus, pension premium, and options granted. For an explanation on the remuneration policy, we refer to page 47 of this report.

amounts in thousands of euros	Salary(2)	Bonus(3)	Pension premium	Number of options
Harrie Noy	316	114	56	15,000
Steve Blake(1)	370	138	7	13,000
Michiel Jaski	237	86	26	10,000
Jan Zijlstra	237	86	50	10,000

(1)               The amounts are in US$.

(2)               The salaries of the Dutch members of the Executive Board were raised by 3%, in line with the Company’s collective labor agreement; 2. the salary of the American Executive Board member was raised by 2.4%.

(3)               The bonus is based on the results achieved in 2001.

Currently, the Supervisory Board consists of six members. The joint fixed remuneration for 2002 amounted to € 151,000 (2001: € 149,000), specified as follows.

amounts in thousands of euros	Remuneration
Luck M. van Leeuwen	38
Carlos Espinosa de los Monteros	25
André A. van der Louw	25
Jan Peelen	25
Ross A. Webber	25
Rijnhardt W.F. van Tets (was appointed as of May 16, 2002)	13

Arnhem, March 7, 2003

Executive Board	Supervisory Board

Harrie L.J. Noy	Luck M. van Leeuwen
Steven B. Blake	Carlos Espinosa de los Monteros
C. Michiel Jaski	André A. van der Louw
Jan Zijlstra	Jan Peelen
Rijnhardt W.F. van Tets
Ross A. Webber

OTHER INFORMATION

Profit allocation

Article 27 of the Articles of Association stipulates among other things that the Executive Board shall annually determine which part of the profit shall be reserved with the approval of the Supervisory Board. That which remains accrues to the shareholders.

The Executive Board, with the approval of the Supervisory Board, has decided to set aside as a reserve an amount of € 14,926,000 from the profits of fiscal year 2002 amounting to € 24,668,000. An amount of € 9,742,000 dividend will be presented for acceptance at the Annual General Meeting of Shareholders.

Priority shares

The 200 priority shares are issued since 1987 and are held by the Stichting Prioriteit ARCADIS NV, a foundation established in Arnhem. The special statutory right under the ARCADIS’ Articles of Association with regard to these priority shares is decision making related to:

1. The issuance, acquisition and disposal of shares in the Company;

2. Amendments to the Articles of Association;

3. The dissolution of the Company and the filing for bankruptcy;

4. The entry into or termination of long-term cooperative ventures of substantial significance;

5. Investments (including entering into participations) for an amount equal to at least 25% of shareholders’ equity.

The board of the Stichting Prioriteit ARCADIS NV is administered by 20 board members: 7 members of the ARCADIS’ Supervisory Board, 3 members of the ARCADIS’ Executive Board and 10 members from the board of Foundation Bellevue (a foundation established in Arnhem, whose board members are appointed by and from the international employee base of ARCADIS).

At balance sheet date, the board of the Stichting Prioriteit ARCADIS NV is comprised of the following persons:

Luck M. van Leeuwen, Chairman

Bert W. van der Toorn, Deputy Chairman

Harrie L.J. Noy, Secretary

Steven B. Blake

Marc A. Elbers

Carlos Espinosa de los Monteros

Thomas Kustusch

André A. van der Louw

Marcia Paterno Joppert

Jan Peelen

Marc van Put

Gerardo Roiz de la Parra

Steve Reed

Marcel P. Stuart

Rijnhardt W.F. van Tets

Ross A. Webber

Piet P.Q. de Wildt

Peter  E. Yakimowich

Jan Zijlstra

The Executive Board of ARCADIS NV and the board of the Stichting Prioriteit ARCADIS NV are both of the opinion that regarding the exercising of the voting right on the priority shares by the Stichting Prioriteit ARCADIS NV, there is full compliance with the requirements stipulated in Section X of the regulations of Euronext Amsterdam NV.

Cumulative Preferred Shares

The Stichting Preferente Aandelen ARCADIS NV (Preferred Stock Foundation ARCADIS N.V.) established in Arnhem since 1995, has as its objective the protection and promotion of the interests of ARCADIS NV and its affiliated companies and all parties involved. The Board of this Foundation consists of four persons appointed by the Company’s Executive Board and one person appointed by and from the members of the Company’s Supervisory Board, who acts as chairman. The Foundation has been granted the right to acquire the ARCADIS’ preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question. ARCADIS NV has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interests of ARCADIS NV, its affiliated enterprises and all parties involved were to warrant this.

At balance sheet date, the board of said Foundation is comprised of the following persons:

Luck M. van Leeuwen (chairman)

Jan A. Dekker (secretary)

Bram A. Anbeek van der Meijden

Liesbeth E. M. Kneppers-Heijnert

Frits W. Mulder

The Executive Board of ARCADIS NV and the board of the Stichting Preferente Aandelen ARCADIS NV are both of the opinion that regarding the independence of the management, there is full compliance with the requirements stipulated in Section X of the regulations of Euronext Amsterdam NV.

Cumulative Financing Preferred Shares

Since 2002, the Articles of Association incorporate the ability to issue shares of cumulative financing preferred stock. This allows the company, when needed, to finance acquisitions from the issuance of share capital, which will strengthen shareholders’ equity without resulting in a dilution of the existing shareholders.

No specific issuance of cumulative financing preferred stock is currently contemplated.

Auditors’ report

We have audited the foregoing 2002 financial statements of ARCADIS NV, Arnhem. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2002 and the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

De Meern, March 7, 2003

KPMG Accountants N.V.

OTHER FINANCIAL DATA

net revenue = 100%

Comparisons based on percentages	2002	2001	2000
Gross revenue	141.8%	141.5%	140.9%
Materials, services of third parties, and subcontractors	(41.8)%	(41.5)%	(40.9)%
Net revenue	100.0%	100.0%	100.0%
Operational cost	(89.8)%	(90.4)%	(90.4% )
Depreciation	(2.8)%	(2.7)	(3.2)%

Operating income	7.4%	6.9%	6.4%
Financing income/expenses net	(0.4)%	(0.5)%	(0.6)%

Income from operations before taxes	7.0%	6.4%	5.8%
Taxes	(2.4)%	(2.2)%	(2.0)%

Income of consolidated companies from
operations after taxes	4.6%	4.2%	3.8%
Income from non-consolidated companies	0.1%	0.1%	0.1%

Group income after taxes	4.7%	4.3%	3.9%
Minority interest	(0.4)%	(0.2)%	(0.1)%

Net income from operations	4.3%	4.1%	3.8%
Amortization of goodwill	(0.0)%	(0.0)%	—
Extraordinary items after taxes	—	0.3%	—

Net income	4.3%	4.4%	3.8%

	2002				2001
Quarterly financial data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Revenue
Quarterly	193,069	201,624	198,268	226,176	177,582	204,324	199,898	215,553
Cumulative	193,069	394,693	592,961	819,137	177,582	381,906	581,804	797,357
In percent per quarter	23.6%	24.6%	24.2%	27.6%	22.3%	25.6%	25.1%	27.0%
In percent cumulative	23.6%	48.2%	72.4%	100.0%	22.3%	47.9%	73.0%	100.0%

Net income from operations
Quarterly	3,934	6,751	5,548	8,626	3,579	6,330	5,161	8,126
Cumulative	3,934	10,685	16,233	24,859	3,579	9,909	15,070	23,196
In percent per quarter	15.8%	27.2%	22.3%	34.7%	15.4%	27.3%	22.3%	35.0%
In percent cumulative	15.8%	43.0%	65.3%	100.0%	15.4%	42.7%	65.0%	100.0%

Net income from operations per share (in euros)
Quarterly	0.19	0.33	0.27	0.43	0.18	0.31	0.25	0.40
Cumulative	0.19	0.52	0.79	1.22	0.18	0.49	0.74	1.14

Exchange rate (in euros)
US$ 1=	1.14	1.09	1.02	1.00	1.08	1.15	1.12	1.12

TEN-YEAR SUMMARY

amounts in millions of euros unless otherwise stated

These figures are derived from the published annual accounts of the years concerned.

Consolidated statement of income	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Net sales	817.1	806.2	798.2	656.4	571.1	567.4	483.7	409.0	386.4	370.2
Change in work in progress	2.0	(8.8)	(22.0)	(0.9)	7.5	7.9	10.5	(0.5)	2.8	(4.2)
Gross revenue	819.1	797.4	776.2	655.5	578.6	575.3	494.2	408.5	389.2	366.0
Materials, services of third parties
and subcontractors	(241.3)	(233.9)	(225.3)	(195.7)	(167.8)	(192.7)	(157.8)	(126.3)	(120.0)	(113.3)
Net revenue	577.8	563.5	550.9	459.8	410.8	382.6	336.4	282.2	269.2	252.7
Personnel costs	(413.5)	(404.4)	(397.4)	(329.1)	(288.0)	(260.6)	(229.8)	(191.5)	(181.5)	(167.5)
Depreciation	(15.9)	(15.4)	(17.9)	(16.2)	(13.8)	(13.5)	(11.4)	(9.7)	(8.7)	(7.8)
Other business costs	(105.5)	(104.8)	(100.4)	(86.7)	(81.8)	(82.2)	(73.3)	(61.9)	(59.2)	(58.7)
Operating income	42.9	38.9	35.2	27.8	27.2	26.2	21.9	19.1	19.8	18.7
Operational margin	7.4%	6.9%	6.4%	6.1%	6.6%	6.8%	6.5%	6.8%	7.4%	7.4%
Financing items net	(2.2)	(2.7)	(3.3)	(2.3)	(2.9)	(1.7)	(1.9)	(1.2)	(1.3)	(0.7)
Income from operations before taxes	40.7	36.2	31.9	25.5	24.3	24.5	20.0	17.9	18.5	18.0

Taxes	(14.4)	(12.5)	(11.2)	(8.5)	(7.8)	(7.9)	(6.4)	(5.1)	(6.7)	(6.7)
Income from consolidated companies from operations after taxes	26.3	23.7	20.7	17.0	16.5	16.6	13.6	12.8	11.8	11.3

Income from consolidated companies and long - term investments	0.7	0.5	0.8	1.4	0.2	(0.8)	0.2	0.9	1.3	0.9
Group income from operations after taxes	27.0	24.2	21.5	18.4	16.7	15.8	13.8	13.7	13.1	12.2

Amortization of goodwill	(0.2)	(0.1)	—	—	—	—	—	—	—	—
Extraordinary items after taxes	—	2.0	—	—	(1.8)	5.0	(0.9)	—	4.2	(3.0)
Group income after taxes	26.8	26.1	21.5	18.4	14.9	20.8	12.9	13.7	17.3	9.2

Minority interest	(2.1)	(1.0)	(0.8)	(0.8)	(1.2)	(1.2)	(1.0)	(1.4)	(1.1)	(0.8)
Net income	24.7	25.1	20.7	17.6	13.7	19.6	11.9	12.3	16.2	8.4
Net income from operations	24.9	23.2	20.7	17.6	15.5	14.6	12.7	12.3	11.9	11.4

Operating income as% of net sales	5.3%	4.8%	4.4%	4.2%	4.7%	4.6%	4.5%	4.7%	5.1%	5.1%
Return on equity	19.8%	21.6%	20.6%	20.1%	17.5%	27.3%	16.5%	16.6%	23.8%	16.5%
Return on assets	12.7%	12.1%	11.0%	9.8%	9.8%	10.2%	12.2%	12.4%	14.0%	16.4%
Dividend	9.7	8.9	7.9	6.5	5.8	5.3	4.7	4.5	4.8	3.4

Data per share (in euros, unless otherwise stated)
Earnings per share, from operations	1.22	1.14	1.04	0.90	0.81	0.77	0.68	0.66	0.65	0.62
Net earnings per share	1.21	1.24	1.04	0.90	0.72	1.04	0.64	0.66	0.88	0.45
Dividend	0.48	0.44	0.39	0.33	0.30	0.28	0.25	0.24	0.26	0.18
Shareholders’ equity	6.16	6.15	5.29	4.75	4.23	4.02	3.59	4.09	3.86	3.50
Closing price Amsterdam Euronext	7.94	9.35	8.55	7.85	6.67	10.16	9.94	6.72	—	—
Closing price NASDAQ in US$	8.380	8.390	7.625	6.825	7.750	10.688	12.625	9.250	8.875	9.375

Consolidated balance sheet after profit appropriation	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Intangible fixed assets	12.7	7.6	7.1	6.4	4.9	1.1	1.0	0.7	0.4	0.5
Tangible fixed assets	41.2	37.8	40.6	46.3	44.5	49.1	44.0	43.7	38.5	33.2
Financial fixed assets	9.6	6.4	10.5	10.4	7.7	7.9	18.0	10.2	18.0	24.0
Total fixed assets	63.4	51.8	58.2	63.1	57.1	58.1	63.0	54.6	56.9	57.7

Inventories	21.5	27.5	30.2	44.6	33.2	24.9	15.1	0.8	1.6	(2.4)
Receivables	205.7	187.0	192.1	176.6	152.8	149.0	123.4	122.1	87.4	89.1
Cash and cash equivalents	53.2	43.7	18.3	12.0	10.0	13.4	14.7	15.4	19.6	19.1
Total current assets	280.4	258.2	240.6	233.2	196.0	187.3	153.2	138.3	108.6	105.8

Total assets	343.8	310.0	298.8	296.3	253.1	245.4	216.2	192.9	165.5	163.5

Share capital	1.0	1.0	1.0	1.0	0.4	0.4	0.4	0.4	0.4	0.4
Additional paid-in capital	35.1	34.9	34.9	27.4	27.8	27.4	27.1	25.6	25.3	25.0
Revaluation reserve group companies	14.6	14.6	14.6	14.6	14.6	14.6	14.6	14.6	14.6	14.6
Revaluation reserve real estate	—	—	0.1	0.1	0.4	1.3	1.1	0.5	0.5	—
Statutory reserves	—	—	—	—	—	—	0.2	0.8	0.6	0.6
Other reserves	74.3	74.3	56.7	50.8	38.3	32.2	24.2	34.2	30.3	24.2
Total shareholders’ equity	125.0	124.8	107.3	93.9	81.5	75.9	67.6	76.1	71.7	64.8

Minority interest	7.1	6.1	4.4	3.3	5.6	6.0	4.8	6.1	3.0	3.0
Total equity	132.1	130.9	111.7	97.2	87.1	81.9	72.4	82.2	74.7	67.8

Provisions	13.5	13.1	14.4	16.4	16.9	15.7	12.8	9.9	7.6	7.0
Long-term debts	27.6	22.0	23.1	5.7	6.4	6.4	5.6	8.5	6.8	13.6
Current liabilities	170.6	144.0	149.6	177.0	142.6	141.4	125.4	92.3	76.4	75.1

Total equity and liabilities	343.8	310.0	298.8	296.3	253.1	245.4	216.2	192.9	165.5	163.5

Total equity as% of balance sheet total	38%	42%	37%	33%	34%	33%	34%	43%	45%	42%
Interest coverage ratio	19	15	11	12	9	15	11	16	16	26
Debt/EBITDA ratio	0.7	0.6	0.7	1.3	1.2	1.1	1.1	0.8	0.7	0.8

Acquisitions	16.2	5.6	7.3	13.3	6.5	14.6	31.8	7.6	4.3	19.3
Investments	14.2	15.3	17.2	18.2	20.3	16.4	12.8	11.2	13.6	10.4
Depreciation	15.9	15.4	17.9	16.2	13.8	13.5	11.4	9.7	8.7	7.8
Cash flow	40.8	40.6	38.7	33.7	27.5	33.1	23.3	22.0	25.0	16.2
Net cash provided by operating activities	45.8	49.7	49.7	23.9	24.6	21.3	23.5	8.0	12.8	22.9

Average number of employees	8020	7619	7657	7217	6635	6471	5996	4753	4584	4439
Total shares outstanding (in thousands)	20,297	20,285	20,275	19,769	19,256	18,904	18,846	18,633	18,573	18,508
Maximum increase from exercising options	1,134	692	719	718	853	908	988	1,038	1,198	1,158

OPTION AND SHARE PURCHASE PLANS

To stimulate the realization of long-term corporate goals, ARCADIS NV has stock option plans, as well as two stock purchase plans. An overview of these plans is provided below.

ARCADIS NV 1994-1996 Incentive Plan

At the time of the merger with Geraghty & Miller, Inc. in 1993, ARCADIS NV adopted and later expanded the existing stock option plans. Under these plans, in so far as they are still in effect, a maximum of 1,511,144 options may be granted to U.S. employees, whereby each option is equal to one share of common stock. These options are valid for a period of ten years and become vested after a period of three years. On June 14, 2002, a total of 35,000 options were granted to the new Director for Mergers and Acquisitions under the 1996 stock option plan against an exercise price of US$ 9.44, on the basis of the conclusion of a new labor contract with this officer. In December 2002, a total number of 676,024 options were outstanding under the 1994-1996 plans. The total amount involved in these options is US$ 5,951,034, with an average exercise price of US$ 8.80. On December 31, 2002, option holders had the opportunity to exercise 368,874 options against prices varying from US$ 6.75 to US$ 11.00. The closing price of ARCADIS shares on the NASDAQ on December 31, 2002 was US$ 8.38.

ARCADIS NV 2001 Long Term Incentive Share Option Plan

In the General Meeting of Shareholders on May 23, 2001, the ARCADIS NV 2001 Long Term Incentive Share Option Plan was introduced. Under this plan, a maximum of 2,500,000 options on ARCADIS NV shares will be granted from 2001 to 2006 to key personnel in ARCADIS NV and its subsidiaries. What is distinct about the ARCADIS NV 2001 Long Term Incentive Share Option Plan is the fact that the number of options to be used per year can be determined by a number of pre-set performance criteria as formulated by the Supervisory Board of the Company. These are related to the increases in earnings per share in the prior financial year. These options are provisional in nature and become vested after a period of three years, provided the participant is still employed by ARCADIS NV or one of its international subsidiaries. Options issued under this plan are valid for a period of ten years, starting on the date of issuance. Options are usually granted on the day after the Annual General Meeting of Shareholders, whereby the exercise price will match the closing price of ARCADIS NV shares on the Euronext Amsterdam stock exchange on the day on which the options are granted.

For the granting of options in 2002, the following performance criteria were in place. An increase of 15% in net income per share would allow for the maximum number of approximately 400,000 options to be granted. Because the increase in net income per share was 10%, the maximum available number for issuance was 265,000 options. An increase in net income per share of less than 5% would have resulted in no granting of options.

On May 22, 2002, a total of 254,100 options were issued and accepted by 86 employees worldwide under this plan against an exercise price of € 10.79, and distributed as follows:

• Executive Board members:	48,000 options
• Management/employees ARCADIS NV	18,500 options
• Management/employees ARCADIS Nederland BV	78,000 options
• Management/employees ARCADIS G&M, Inc.	86,000 options
• Management/employees other operating units	23,600 options

In August 2002, under this plan, a total of 9,000 options with an exercise price of € 8.50 were granted and accepted by the management of the French company FC International SA, which was acquired in that month. In December 2002, 458,100 options were outstanding under the 2001 plan. The average exercise price is € 10.07. Under this plan, options become vested after three years, which occurs for the first time on May 23, 2004.

Purchase or issuance of shares

Regarding the ARCADIS NV 2001 Long Term Incentive Share Option Plan, the intention is to minimize dilution by purchasing the needed shares for this plan before or when these options are exercised. On June 17, 2002, ARCADIS NV purchased 300,000 shares from the share register at a price of € 10.75 per share.

Shares needed for the ARCADIS NV 1987-1991 and 1994-1996 option plans will be issued through the NASDAQ when these options are exercised. For delivery of common shares resulting from options being exercised in 2002, 7,993 shares were issued (2001: 0) when these respective options were exercised.

Regulation

Participants in the ARCADIS option plans and share purchase programs are obliged to comply with the ‘ARCADIS NV regulation for the prevention of misuse of insider information,’ in so far as this regulation applies to them. If applicable, these participants are prohibited from conducting any transactions in ARCADIS NV stocks or options during closed periods. For all participants, it is obvious that if they have access to or possess insider information, any trading in ARCADIS securities is also prohibited.

ARCADIS NV 1994 Employee Stock Purchase Plan

The ARCADIS NV 1994 Employee Stock Purchase Plan enabled U.S. employees up to July 1, 2002 to purchase ARCADIS NV shares from their employer at a discount of 10%. Under this plan, a maximum number of 230,000 shares were available for issuance. Of this amount, 111,000 were delivered on December 31, 2002.

ARCADIS NV 2002 Employee Share Participation Plan

In cooperation with the Lovinklaan Foundation, ARCADIS NV introduced an Employee Share Participation Plan at the end of 2001, which enables employees to purchase ARCADIS NV shares from the Lovinklaan Foundation against a (pre-fixed) discount. The Employee Share Participation Plan (at this time) is valid in the Netherlands, United States, and Belgium.

The discount percentages are based on local laws and regulations and differ on a country-to-country basis, varying from 10% (the Netherlands) to 15% (United States) and 16.67% (Belgium).

The shares used for this plan, as well as the discount in price, are provided by the Lovinklaan Foundation. Therefore, this Employee Share Participation Plan in no way gives rise for the purchase or issuance of shares by ARCADIS NV itself. The Lovinklaan Foundation is a shareholder in ARCADIS NV and, at December 31, 2002, held a 28.5% stake in the Company’s share capital.

Overview of options granted

Option plan from year	Maximum	Granted	Exercise price		Cancelled	Exercised	Outstanding	Expiration date

1988	88,769	88,769	US$	9.38	—	83,306	5,463	01-29-2003
1989	49,206	49,206	US$	9.38	—	29,092	20,114	01-29-2003
1991	3,169	3,169	US$	9.15	—	437	2,732	04-22-2003
1994	520,000	92,868	US$	9.50	54,628	—	38,240	01-04-2004
		10,000	US$	11.00	—	—	10,000	09-15-2004
		159,750	US$	11.00	85,550	3,200	71,000	09-22-2004
		20,000	US$	8.50	—	—	20,000	05-01-2006
		98,622	US$	9.13	54,790	1,900	41,932	03-26-2006
		*) 51,878	US$	9.13	35,210	—	16,668	03-26-2006
		*) 10,000	US$	10.63	—	—	10,000	08-19-2006
		74,500	US$	9.13	35,500	6,000	33,000	03-26-2006
1996	850,000	99,695	US$	11.50	33,000	—	66,695	04-01-2008
		*) 305	US$	11.50	—	—	305	04-01-2008
		82,500	US$	6.75	20,625	—	61,875	03-17-2009
		11,374	US$	8.25	—	—	11,374	07-01-2009
		*) 3,626	US$	8.25	—	—	3,626	07-01-2009
		122,123	US$	6.75	11,500	—	110,623	05-17-2010
		*) 6,627	US$	6.75	—	—	6,627	05-17-2010
		110,937	US$	8.00	8,000	—	102,937	05-23-2011
		*) 7,813	US$	8.00	—	—	7,813	05-23-2011
		35,000	US$	9.44	—	—	35,000	06-14-2012
2001	2,500,000	195,000		€9.20	—	—	195,000	05-23-2011
		254,100		€10.79	—	—	254,100	05-22-2012
		9,000		€8.50	—	—	9,000	08-09-2012
Total	1,596,862				338,803	123,935	1,134,124

(*) Non-qualified

Shares and option positions members Executive Board and Supervisory Board

Interests held by the members of the Executive Board: share capital

The interests held in the share capital of ARCADIS NV of those who at the beginning and at the end of 2002 were a member of the Executive Board is noted in the table below:

Shares held	January 1, 2002	December 31, 2002
Harrie L.J. Noy	5,000	10,578
Steven B. Blake	5,330	6,105
C.Michiel Jaski	—	321
Jan Zijlstra	—	196

Share and options ownership by members of the Supervisory Board

The interests held in the share capital of ARCADIS NV of those who at the beginning and at the end of 2002 were a member of the Supervisory Board is noted in the table below:

Shares held	January 1, 2002	December 31, 2002
Ross A. Webber	1,130	1,130

Options held	January 1, 2002	December 31, 2002
Ross A. Webber	5,000	5,000

	Option plan from year	Granted in year	Granted	Exercise price		Exercised 2002	Outstanding	Expiration date

Harrie Noy	2001	2001	30,000		€9.20	—	30,000	05-23-2011
		2002	15,000		€10.79	—	15,000	05-22-2012

Steven Blake	*	**	85,615		***	—	85,615	03-17-2009
	1996	2000	18,750	US$	6.75	—	18,750	05-17-2010
		2001	18,750	US$	8.00	—	18,750	05-23-2011
	2001	2001	25,000		€9.20	—	25,000	05-23-2011
		2002	13,000		€10.79	—	13,000	05-22-2012

Michiel Jaski	2001	2001	17,500		€9.20	—	17,500	05-23-2011
		2002	10,000		€10.79	—	10,000	05-22-2012

Jan Zijlstra	2001	2001	17,500		€9.20	—	17,500	05-23-2011
		2002	10,000		€10.79	—	10,000	05-22-2012

*                      various plans from 1987-1994;

**               issued in the years 1989-1999;

***        varying from US$ 6.75-11.50

OFFICE LOCATIONS

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Head office

ARCADIS NV

Utrechtseweg 68

P.O. Box 33

6800 LE  Arnhem

The Netherlands

Phone +31 26 3778911

Fax +31 26 3515235

Principal offices

The Netherlands

ARCADIS Nederland BV

Utrechtseweg 68

P.O. Box 33

6800 LE  Arnhem

The Netherlands

Phone +31 26 3778911

Fax +31 26 3515235

Directors

Jan Zijlstra

Rein Sirre

Kees Slingerland

Belgium

ARCADIS Gedas

Clara Snellingsstraat 27

2100 Deurne

Belgium

Phone +32 3 3608300

Fax +32 3 3608301

Director

Ludo Smans

Germany

ARCADIS

Berliner Allee 6

P.O. Box 100331

64203 Darmstadt Germany

Phone +49 61513880

Fax +49 6151388992

Directors

Erhard Robold

Adam Mahr

France

ARCADIS FCI SA

18 rue Troyon

92316 Sevres Cedex

France

Phone +33 1 46 23 7850

Fax +33 46 23 7807

Directors

Yann Leblais

Jean-Claude Popelard

Spain

Grupo EP SA

Arapiles 14

28015 Madrid

Spain

Phone +34 91 5949500

Fax +34 91 4465546

Directors

Luis Villarroya Alonso

Angel Catena Asúnsolo

Felipe Garcia Berrio

Joaquín LLorente Malagón

England

ARCADIS G&M International Ltd.

Willie Snaith Road

New Market, Suffolk CB8 7FA

United Kingdom

Phone +44 1638 674767

Fax +44 1638 668191

Director

Brian Crook

Poland

ARCADIS Ekokonrem

Ul. Tarnogajska 18

50-512 Wroclaw

 Poland

Phone +48 71 7823030

Fax +48 71 7823010

Director

Marek Adamek

Czech Republic

SG-Geotechnika

5-Barrandov

Geologická 988/4, 152 00 Praha

Czech Republic

Phone + 420 234 654 111

Fax + 420 234 654 112

Director

Alexandr Rozsypal

United States

ARCADIS

630 Plaza Drive Suite 200

Highlands Ranch,

CO 80126-2377

United States

Phone +1 720 3443500

Fax +1 720 3443535

Directors

Joe Hastey

Mike Myers

Brazil

ARCADIS Logos SA

Rua Líbero Badaró, 377 - 6°

Andar

CEP 01.074-900, São Paulo

Brazil

Phone +55 11 31053171

Fax +55 11 31057351

Director

Antonio Rocha

Chile

ARCADIS Geotecnica SA

Av. Eliodoro Yàñez 1893

Providencia, Santiago

Chile

Phone +56 2 3816000

Fax +56 2 3816001

Director

Luis Valenzuela

Other regions

ARCADIS Euroconsult BV

Beaulieustraat  22

P.O. Box 441

6800 AK Arnhem

The Netherlands

Phone +31 26 3577111

Fax +31 26 3577577

Directors

Simon Warmerdam

Pieter van Stuyvenberg

Publication:

ARCADISNV, April 2003

Design, layout and typesetting:

Samenwerkende Ontwerpers, The Netherlands

Editor:

Karen Bernhard

Photography:

Sjaak Ramakers, The Netherlands

Sybolt Voeten / Michel Kievits, The Netherlands

John Ripley, United States

Lithography and printing:

Lecturis BV, The Netherlands

Geographical Spread

A The Netherlands

Gross revenue € 302 million

Percentage of total gross revenue 36% Operating income € 16.9 million Of total operating income 39%

B Other European countries

Gross revenue € 180 million

Percentage of total gross revenue 22% Operating income € 7.4 million Of total operating income 17%

C North and South America

Gross revenue € 292 million Percentage of total gross revenue 36% Operating income € 17.5 million Of total operating income 41%

D Other countries

Gross revenue € 51 million

Percentage of total gross revenue 6% Operating income € 1.2 million Of total operating income 3%

Principal offices

ARCADIS is headquartered in the Netherlands. In addition, the Company has principal offices in:

Belgium; Brazil; Chile; Czech Republic; France; Germany; Poland; Spain; The Netherlands; United Kingdom; United States